Exhbit 99.1

TORM
TORM

130 YEARS
SERIOUSLY GOOD AT SHIPPING

ANNUAL REPORT 2018

TORM

CONTENTS

CHAIRMAN’S STATEMENT	HIGHLIGHTS	PRODUCT TANKER MARKET	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS
5	9	22	54	90

Chairman’s Statement	5
Key Figures	7
Highlights	9
Outlook 2019	12
Statement by the Executive Director	15
Strategic Ambition and Business Model	17
Value Chain in Oil Transportation	21
The Product Tanker Market	22
IMO 2020 sulfur regulation	27
Key Performance Indicators	29
Corporate Social Responsibility	30
Risk Management	40
130 Years and looking ahead	44
Financial Review 2018	45

GOVERNANCE
Chairman’s Introduction	55
Audit Committee Report	61
Risk Committee Report	66
Nomination Committee Report	69
Remuneration Committee Report	71
Investor Information	81
Directors’ Report	84
Statement of Directors’ Responsibilities	88

FINANCIAL STATEMENTS
Consolidated Income Statement	91
Consolidated Statement of Comprehensive Income	91
Consolidated Balance Sheet	92
Consolidated Statement of Changes in Equity	93
Consolidated Cash Flow Statement	95
Notes to Consolidated Financial Statements	96
Parent Company 2018	130
Company Balance Sheet	131
Company Statement of Changes in Equity	132
Notes to Parent Financial Statements	133
Independent Auditor’s Report to the Members of TORM plc	137
TORM Fleet Overview	143
Glossary	146

ONE OF THE WORLD'S LARGEST OWNERS AND OPERATORS OF TANKERS THAT TRANSPORT REFINED OIL PRODUCTS

CUSTOMERS CONSIST OF MAJOR INDEPENDENT OIL COMPANIES, STATE-OWNED OIL COMPANIES, OIL TRADERS AND REFINERS

TORM PLC IS LISTED ON
NASDAQ
COPENHAGEN & NEW YORK

12 vessels — LR2

9 vessels — LR1

56 vessels — MR

5 vessels — Handysize

IMO 2020 READY
UTILIZING SCRUBBERS AND COMPLIANT FUELS

SUSTAINABLE DEVELOPMENT GOALS

TORM EXTENDED ITS COMMITMENT TO INCLUDE THE UNITED NATIONS SUSTAINABLE DEVELOPMENT GOALS

8
OFFICES

~3,100
SEAFARERS

~300
LAND-BASED EMPLOYEES

LONG TRACK RECORD

130 YEARS

FINANCIAL HIGHLIGHTS

HISTORICAL PERFORMANCE

TIME CHARTER EQUIVALENT
Decrease in time charter equivalent is driven by general market development

USD/day 12,982
2018

USD/day 14,621
2017

EBITDA
Decrease in EBITDA is driven by lower freight rates

USD 121m
2018

USD 158m
2017

ROIC
Decrease in RoIC is driven by lower EBITDA

0.1%
2018

2.8%
2017

CAPITAL STRUCTURE
as of 31 December 2018

LIQUIDITY
Well-positioned to service future commitments

USD 406m
2018

NET ASSET VALUE
Broker-based valuation of TORM's assets

USD 856m
2018

NET LOAN TO VALUE
Strong capital structure

53%
2018

OPERATIONAL LEVERAGE
as of 31 December 2018

OPEN DAYS
24,553
2019

COVERED DAYS
2,695
2019

COVERAGE RATES
USD/day 17,306
2019

CHAIRMAN’S STATEMENT

Following challenging market conditions for the majority of 2018, product tanker rates have rebounded significantly towards the end of the year, and positive dynamics continue to be present. In particular, the implementation of new restrictions on sulfur emissions is expected to positively impact the product tanker market by increasing demand for clean petroleum products. Looking ahead, I believe TORM will continue to derive significant benefit from the scale of its operations, the integrated One TORM platform and the strong company values developed over the past 130 years.

Christopher H. Boehringer, Chairman of the Board

The underlying product tanker market was challenging throughout most of 2018 but recovered significantly during the final months of the year and early 2019. TORM remains well-positioned to leverage the positive market development due to our spot-oriented chartering strategy, our continued strong operational performance and the preparations made ahead of the implementation of the new IMO 2020 sulfur regulation.

NEWBUILDING PROGRAM BEING EFFECTUATED
During 2018, TORM took delivery of four LR2 vessels from Guangzhou Shipyard International (“GSI”). As part of our ongoing efforts to modernize our fleet, we ordered an additional three MR vessels from GSI in 2018, bringing the total remaining newbuilding program to two LR1s and seven MRs that are expected to be delivered in 2019 and through the first quarter of 2020. The nine newbuildings have all been ordered with scrubbers installed and at attractive prices.

Maintaining a solid capital structure remains a key priority for TORM, and I am pleased that the newbuildings are all fully financed. In 2018, TORM completed an equity raise of USD 100m and secured debt financing and loan extension for a total of USD

203m, leveraging TORM’s strong relationship with debt financing providers.

STRONG OPERATIONAL PERFORMANCE IN A TOUGH PRODUCT TANKER MARKET
Throughout most of 2018, the product tanker market was challenging and reached a low point during the third quarter with MR benchmark freight rates reaching all-time historical low levels. Towards the end of the year, however, the market experienced a significant recovery with rates reaching levels not seen since 2015. As a testament to the One TORM platform, TORM has continued to deliver TCE earnings and cash flow at the top end of what comparable industry players delivered throughout the year and under difficult market conditions.

TORM’s medium to long-term outlook for the product tanker market remains positive. We believe that the reduction in the global limit for sulfur emissions from 3.5% to 0.5% and the accompanying shift in marine fuel consumption will lead to increased trade volumes of clean petroleum products, which will benefit the product tanker market. TORM currently expects the IMO 2020 sulfur regulation to lead to an incremental increase in product tanker trade during 2019 and 2020.

TORM IS WELL-PREPARED FOR IMO 2020
TORM has been proactively preparing for the new regulations limiting sulfur emissions and has thus far committed to order 21 scrubbers for the fleet with options to order an additional 18 scrubbers. TORM has also entered into a joint venture with the scrubber manufacturer ME Production and the Chinese yard GSI to manufacture scrubbers in China and deliver them to a range of maritime industry customers for both newbuildings and retrofitting. This comes at a time when demand for scrubbers is expected to increase significantly. This strategic move provides us with a substantial economic interest in a venture that has the potential to be a large-scale international scrubber manufacturer whilst at the same time securing the

CHAIRMAN’S STATEMENT

availability of high-quality scrubbers for TORM’s fleet, a challenge to some owners as the 2020 deadline approaches.

US LISTING AND SARBANES-OXLEY REPORTING
On 11 December 2017, TORM plc was listed on Nasdaq in New York, thereby providing investors with the opportunity to trade their Class A common share via the Nasdaq platform in both Copenhagen and New York. Supporting this journey, and in compliance with US regulations, TORM has developed the Annual Report 2018 under the Sarbanes-Oxley (SOX) control requirements providing investors with additional comfort on the accuracy of TORM’s market disclosures. All future market disclosures will continue to be compliant with the SOX control regime.

On 12 February 2019, TORM plc’s USD 250m universal shelf registration statement on Form F-3 became effective with the Securities and Exchange Commission. This new registration statement is intended to provide TORM with flexibility to raise capital over the next three years, from the offering of common shares, debt or other traded securities, in one or more future offerings.

On 14 January 2019, TORM celebrated its 130-year anniversary, and I am confident that the Company will continue to leverage the organizational knowledge gained throughout its long-standing history within shipping and maintain a strong operational performance aided by the One TORM platform.

Mr. Christopher H. Boehringer, Chairman of the Board

KEY FIGURES

	2018	2017	2016

INCOME STATEMENT (USDM)
Revenue	635	657	680
Time charter equivalent earnings (TCE) ¹⁾	352	397	458
Gross profit ¹⁾	169	200	242
EBITDA ¹⁾	121	158	200
Operating profit/(loss) (EBIT)	3	40	-107
Financial items	-36	-36	-35
Profit/(loss) before tax	-33	3	-142
Net profit/(loss) for the year	-35	2	-142
Net profit/(loss) for the year excluding impairment charges	-35	2	43

BALANCE SHEET (USDM)
Non-current assets	1,445	1,385	1,390
Total assets	1,714	1,647	1,571
Equity	847	791	781
Total liabilities	867	856	790
Invested capital ¹⁾	1,469	1,406	1,388
Net interest-bearing debt ¹⁾	627	620	609
Cash and cash equivalents	127	134	76

	2018	2017	2016
KEY FINANCIAL FIGURES ¹⁾
Gross margins:
TCE	55.4%	60.4%	67.4%
Gross profit	26.6%	30.4%	35.6%
EBITDA	19.1%	24.0%	29.4%
Operating profit/(loss)	0.5%	6.1%	-15.7%
Return on Equity (RoE)	-4.3%	0.3%	-16.2%
Return on Invested Capital (RoIC)	0.1%	2.8%	-7.2%
Adjusted Return on Invested Capital (Adjusted RoIC)	0.1%	2.4%	4.9%
Equity ratio	49.4%	48.0%	49.7%

SHARE-RELATED KEY FIGURES ¹⁾
Basic earnings/(loss) per share (USD)	-0.48	0.04	-2.27
Diluted earnings/(loss) per share (USD)	-0.48	0.04	-2.27
Dividend per share (USD)	-	0.02	0.40
Net Asset Value per share (NAV/share) ²⁾	11.6	12.8	11.8
Stock price in DKK, end of period (per share of USD 0.01)	43.9	53.5	63.5
Number of shares (excluding treasury shares), end of period (million)	73.9	62.0	62.0
Number of shares (excluding treasury shares), weighted average (million)	73.1	62.0	62.9

¹⁾ For definition of the calculated key figures, please refer to the glossary on pages 147-151.
²⁾ Based on broker valuations as of 31 December 2018, excluding charter commitments.

SAFE HARBOR STATEMENTS AS TO THE FUTURE

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

Highlights

2018 RESULT
In 2018, TORM realized an EBITDA of USD 121m (2017: USD 158m). The 2018 profit before tax amounted to USD -33m (2017: USD 3m).
Despite negative results, TORM’s performance has been strong compared to industry peers. Return on Invested Capital (RoIC) was 0.1% (2017: 2.8%).

MARKET CONDITIONS
For the full year 2018, TORM achieved TCE rates of USD/day 12,982 (2017: USD/day 14,621).
The first half of 2018 continued a trend from 2017 with healthy consumer-driven demand for refined oil products offset by inventory drawdown. The drawdowns resulted in a loss of potential trade of 4% over the period. In the third quarter of 2018, freight rates reached historically low levels due to reduced trading volumes and continued cargo cannibalization by newbuilt crude tankers opting for clean cargos on their maiden voyage. Towards the end of 2018 and early 2019, the broader tanker markets experienced a significant recovery with freight rates reaching levels last seen in the winter period towards the end of 2015 and beginning of 2016.

VESSEL TRANSACTIONS
During 2018, TORM took delivery of four LR2 newbuildings and executed newbuilding options for three MR vessels, bringing the current newbuilding program up to nine vessels.
In 2018, TORM executed newbuilding options for three MR vessels for a total commitment of USD 93m from Guangzhou Shipyard International1. This brings the total number of newbuilding deliveries in the 2017-2020 period up to 15 of which TORM took delivery of four LR2 vessels during 2018. The remaining newbuilding program covers two LR1 and seven MR vessels with expected deliveries in 2019 and the first quarter of 2020.
In 2018, TORM sold four older vessels (two MR vessels and two Handysize vessels) for a total consideration of USD 27m. Three of the vessels were delivered to their new owners in 2018, and one vessel was delivered in the first quarter of 2019. In the first quarter of 2019, TORM sold and delivered one older MR vessel.
As of 31 December 2018, TORM’s fleet consists of 72 owned vessels, three chartered vessels and nine vessels on order, including vessels for which a sale has been agreed,

1 Guangzhou Shipyard International Company Limited (GSI).

Highlights

CORPORATE EVENTS
USD 100m Private Placement completed in 2018.
On 26 January 2018, TORM completed an equity raise of USD 100m. The new equity increased TORM’s ability to pursue attractively priced growth opportunities, including the ongoing newbuilding program.

IMO 2020 SULFUR
TORM has committed to install 21 scrubbers and entered into a joint venture to manufacture scrubbers and secure scrubber availability for TORM’s fleet.
In the fourth quarter of 2018, TORM established a joint venture with ME Production, a leading scrubber manufacturer, and Guangzhou Shipyard International, which is part of the China State Shipbuilding Corporation group. The joint venture, named ME Production China, will manufacture scrubbers in China and deliver them to a range of maritime industry customers for both newbuildings and retrofitting. TORM holds an ownership stake of 27.5% in the new joint venture. In connection with the establishment of the joint venture, TORM has ordered a number of scrubbers from ME Production China. With these orders, TORM has committed to install scrubbers on 21 vessels and signed a letter of intent for installations up to a total of 39 vessels, or approximately half of TORM’s fleet.

During 2018, TORM successfully conducted its first retrofit scrubber installation on the MR ice-class vessel TORM Lene. On 15 October 2018, TORM took delivery of the first newbuilding outfitted with a scrubber, the LR2 vessel TORM Hilde.

LIQUIDITY
As of 31 December 2018, TORM’s available liquidity was USD 406m and consisted of USD 127m in cash, USD 233m in undrawn credit facilities and USD 46m in undrawn credit facilities subject to documentation.
During 2018, TORM secured bank financing for five newbuildings, ensuring that the newbuilding program is fully financed. In addition, TORM has extended one credit facility with original maturity in 2019. As of 31 December 2018, the net interest-bearing debt1 amounted to USD 627m, and the net loan-to-value (LTV)[3] ratio was estimated at 53%.

2 See Glossary on pages 148 for a definition of net interest-bearing debt.
3 See Glossary on pages 150 for a definition of loan-to-value.

Highlights

NAV AND EQUITY
Based on broker valuations, TORM’s NAV[4] excluding charter commitments is estimated at USD 856m. This corresponds to a NAV/share of USD 11.6 or DKK 75.5.
As of 31 December 2018, TORM’s book equity amounted to USD 847m. This corresponds to a book equity/share of USD 11.5 or DKK 74.9.

VESSEL VALUES	Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,675m as of 31 December 2018.
ORDER BOOK AND CAPEX
As of 31 December 2018, TORM’s order book stood at nine newbuildings, consisting of two LR1 and seven MR vessels, all to be delivered from Guangzhou Shipyard International.
These newbuildings are expected to be delivered in 2019 and throughout the first quarter of 2020. Outstanding CAPEX[5] relating to the order book, including costs related to the installation of scrubbers, amounted to USD 281m as of 31 December 2018.

As of 31 December 2018, TORM performed a review of the recoverable amount of its assets by assessing the recoverable amount for the most significant assets. Based on this review, Management concluded that the assets were not impaired as the value in use approximates the carrying value.

The book value of the fleet was USD 1,442m as of 31 December 2018 excluding outstanding installments on the newbuildings of USD 258m.

COVERAGE	As of 31 December 2018, 10% of the total earning days[6] in 2019 were covered at USD/day 17,306. As of 5 March 2019, 24% of the total earning days in 2019 were covered at USD/day 18,193.
DISTRIBUTION POLICY
TORM intends to distribute 25-50% of net income semi-annually.
For the first half of 2018, TORM did not distribute dividends, and for the second half of 2018 the Board of Directors also proposes that no dividend be distributed.

4 See Glossary on pages 146-151 for a definition of NAV.
5 See Glossary on pages 146-151 for a definition of CAPEX.
6 See Glossary on pages 146-151 for a definition of earning days.

OUTLOOK 2019

As of 31 December 2018, TORM had covered 2,695 earning days (10% of the total earning days) for 2019 at an average rate of USD/day 17,306.
As of the same date, the interest-bearing bank debt totaled USD 729m, and TORM had fixed 66% of the interest exposure for 2019.

OUTLOOK
Taking economic and political uncertainty into account, TORM expects the supply and demand balance within the product tanker market to gradually improve. TORM also expects increasing oil consumption and the ton-mile effect of continued dislocation of refinery activity from consumption to have a positive impact on the demand for product tankers.

Within the period 2019-2021, product tanker ton-mile demand is estimated to grow at a compound annual rate of approximately 5% compared to an estimated net growth in tonnage supply of approximately 3%. Expectations are that the market will improve throughout this period, supported by an increasing demand for transportation. In particular, the reduction in the global limit for sulfur emissions from 3.5% to 0.5% and the accompanying shift in marine fuel consumption is expected to lead to increased trade with clean petroleum products. Please see "The Product Tanker Market" section on pages 22-26.

In line with common practice for most UK companies and other major shipping companies, TORM does not provide guidance on earnings. To support the investors’ assessment of TORM, information on covered days, interest-bearing bank debt, the one-year time charter (T/C) market and EBITDA sensitivity to freight rates are included in the Annual Report.

COVERAGE FOR 2019
As of 31 December 2018, TORM had covered 2,695 earning days (10% of the total earning days) for 2019 at an average rate of USD/day 17,306, which is above the available benchmarks. This means that a change in freight rates of USD/day 1,000 for the duration of 2019 would impact the full-year EBITDA by USD 25m.

As of 5 March 2019, 24% of the total earning days in 2019 were covered at USD/day 18,193.

As of 31 December 2018, the interest-bearing bank debt totaled USD 729m, and TORM had fixed 66% of the interest exposure for 2019. A change in interest rates of 25 basis points for the duration of 2019 would impact the result before tax by USD 0.6m.

2019 EBITDA SENSITIVITY TO CHANGES IN FREIGHT RATES - AS OF 31 DECEMBER 2018
	Change in freight rates (USD/day)
USDm	-5,000	-2,500	-1,000	1,000	2,500	5,000
LR2	-15	-8	-3	3	8	15
LR1	-12	-6	-2	2	6	12
MR	-87	-44	-17	17	44	87
Handysize	-8	-4	-2	2	4	8
Total	-123	-61	-25	25	61	123

OUTLOOK 2019

As of 5 March 2019, the one-year T/C market, shown in the table to the right, corresponds to a weighted average one-year T/C rate for TORM’s vessels of USD/day 14,522.
The most important factors affecting TORM’s earnings in 2019 are expected to be:

•	Global economic growth
•	Consumption of refined oil products
•	Developments in inventory levels of refined oil products
•	Oil trading activity and developments in ton-mile trends
•	Fleet growth, recycling of vessels and delays to deliveries from the order book
•	Bunker price developments
•	One-off market-shaping events such as strikes, embargoes, political instability, weather conditions, etc.

ONE-YEAR TIME CHARTER MARKET
Source: Average of selected broker assessments.
USD/day	One-year T/C rate as of 5 March 2019
LR2	19,650
LR1	14,425
MR	13,525
Handysize	12,969
Note: The time charter market has limited liquidity.

COVERED AND CHARTERED-IN DAYS IN TORM
– AS OF 31 DECEMBER 2018

	2019	2020	2021
Owned days
LR2	3,865	3,962	3,934
LR1	2,506	3,242	3,271
MR	17,999	19,478	19,677
Handysize	1,789	1,795	1,815
Total	26,159	28,477	28,697

	2019	2020	2021
Chartered-in and leaseback days at fixed rate
LR2	363	324	363
LR1	-	-	-
MR	726	668	726
Handysize	-	-	-
Total	1,089	992	1,089

	2019	2020	2021
Total physical days
LR2	4,228	4,286	4,297
LR1	2,506	3,242	3,271
MR	18,725	20,146	20,403
Handysize	1,789	1,795	1,815
Total	27,248	29,470	29,786

	2019	2020	2021
Covered, %
LR2	28%	16%	1%
LR1	6%	0%	0%
MR	7%	0%	0%
Handysize	5%	0%	0%
Total	10%	2%	0%

	2019	2020	2021
Covered days
LR2	1,192	694	55
LR1	147	-	-
MR	1,263	-	-
Handysize	93	-	-
Total	2,695	694	55

	2019	2020	2021
Coverage rates, USD/day
LR2	15,985	16,225	15,098
LR1	22,721	-	-
MR	17,821	-	-
Handysize	18,657	-	-
Total	17,306	16,225	15,098

Total
Fair value of freight rate contracts that are mark-to-market in the income statement (USDm):
Contracts not included above: USD -1.2m
Contracts included above: USD 0.5m

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.

STATEMENT BY THE EXECUTIVE DIRECTOR

In 2018, TORM’s results were impacted by a challenging product tanker market. TORM generated a small positive profit before tax for the first five months of 2018, but as the market reached a low point during the third quarter with MR benchmark freight rates reaching all-time historical low levels, TORM’s earnings turned negative. The last two months of 2018 have provided a significant recovery for the broader tanker market supporting TORM’s earnings. For the full-year 2018, TORM’s product tanker fleet realized average Time Charter Equivalent (TCE) earnings of USD/day 12,982.

The first half of 2018 continued a trend from 2017 that saw healthy consumer-driven demand for refined oil products offset by inventory drawdown. The drawdowns resulted in a loss of potential trade of 4% over the period. In the third quarter of 2018, freight rates reached historically low levels due to reduced trading volumes and continued cargo cannibalization by newbuilt crude tankers opting for clean cargos on their maiden voyage. Towards the end of 2018 and early 2019, the broader tanker markets have experienced a significant recovery with freight rates reaching levels last seen in the winter period towards the end of 2015 and beginning of 2016.

Throughout 2018, TORM has continued to focus on optimizing our operational performance to further pursue our goal of serving as the Reference Company in the product tanker industry. To that end, TORM has reduced the expenditure related to the operation of the vessels (OPEX) through a continued focus on optimization and planning of the vessels’ repair and maintenance schedules. This has been achieved, while remaining very competitive on a TCE level through focus on the geographical positioning of the vessels.

The strong relative operational performance is supported by the ongoing development of the One TORM platform. The One TORM platform leverages TORM’s integrated in-house commercial and technical management to ensure a flexible business approach that optimizes performance while maintaining a proper trade-off between maximizing TCE and minimizing cost. Further, the integrated nature of TORM's business model provides transparency and additional alignment of management and shareholder interests, thereby mitigating the potential for actual or perceived conflicts of interest with related parties, and it allows for close control over operating expenses.

I am pleased that TORM’s commercial performance over the past year has continuously been among the best within its peer group. I am further convinced that the demand effects of the IMO 2020 sulfur regulation combined with our strategic steps ahead of the implementation date on 1 January 2020 will prove beneficial for TORM. To prepare our fleet, we have established a new joint venture with a leading scrubber manufacturer and a shipyard, committed to install scrubbers on a large number of vessels, and conducted pilot installations on two vessels. With these steps and the delivery of our newbuildings in 2018 and over the coming year, TORM is well-prepared to continue its strong commercial performance.
Mr. Jacob Meldgaard, Executive Director

STATEMENT BY THE EXECUTIVE DIRECTOR

Preparing for the IMO 2020 sulfur regulation, TORM has committed to order 21 scrubbers and signed a letter of intent to order an additional 18 scrubbers. To reduce the uncertainty related to the delivery and installation of scrubbers, TORM established a joint venture with the scrubber manufacturer ME Production and the Chinese yard Guangzhou Shipyard International.

To further ensure readiness for the IMO 2020 sulfur regulation, TORM has successfully conducted its first retrofit scrubber installation on the MR ice-class vessel TORM Lene. In addition, TORM took delivery of its first newbuilding outfitted with a scrubber, the LR2 vessel TORM Hilde, in 2018. These two vessels are expected to provide valuable operational insight in advance of the remaining scrubber installations planned for 2019 and the first half of 2020.

Given the projected market improvements in connection with the implementation of the IMO 2020 sulfur regulation and TORM’s proactive preparations ahead of the implementation date, it is expected that the regulatory changes will be beneficial for TORM.

In line with the Company’s strategic focus on safety performance, TORM continued to promote the safety culture program One TORM Safety Culture – driving resilience in 2018. The purpose of the program is to continuously strengthen TORM’s safety culture beyond mere compliance.

In 2009, TORM signed the UN Global Compact as the first shipping company in Denmark to commit to the internationally recognized set of principles regarding health, safety, labor rights, environmental protection and anti-corruption. In 2018, TORM decided to extend its support to the UN Sustainable Development Goals (SDGs) and assessed how best to contribute to their achievement by 2030. TORM has decided to focus on SDG no. 4 Quality Education and on SDG no. 13 Climate Action, as these directly link to the Company’s current CSR activities. These two areas are not only material to the Company and its stakeholders, the efforts and initiatives also make good business sense to TORM. As such, TORM sees its commitment to contributing to and reporting on the SDGs as a natural progression of its commitment to the UN Global Compact.

The Strategic Report on pages 5-53 has been prepared in accordance with the requirements of the Companies Act 2006 and is approved and signed on behalf of the Board of Directors.

Mr. Jacob Meldgaard, Executive Director

STRATEGIC AMBITION AND BUSINESS MODEL

TORM’s focus on operational improvement and integration is illustrated by TORM’s higher MR TCE earnings when compared to peers.
Good industry relationships and a strong capital structure drive fleet renewal and upgrades with a fully funded newbuilding program.
TORM’s proactive actions prior to the upcoming IMO 2020 sulfur regulation include significant scrubber investments and the establishment of a scrubber joint venture with a leading scrubber manufacturer and a shipyard.

PURE-PLAY PRODUCT TANKER OWNER
AND OPERATOR
TORM is a leading product tanker company with an owned fleet of 70 vessels on the water, three vessels on charter-in and nine newbuildings as of 12 March 2019. TORM is active within all larger product tanker segments (LR2, LR1, MR and Handysize). This enables TORM to meet customer demand, as global customers have transportation requirements across various vessel classes. TORM is a pure-play product tanker company well-positioned to take advantage of the promising long-term market supply-and-demand fundamentals by utilizing its extensive experience and expertise as a product tanker operator. In particular, the reduction in the global limit for sulfur emissions from 3.5% to 0.5% and the accompanying shift in marine fuel consumption are expected to lead to increased trade with clean petroleum products.

TORM’s chartering strategy is to employ the fleet primarily in the spot market, where the Company can optimize earnings from voyage to voyage. TORM may seek to employ some of its vessels on longer-term time charter-out contracts if customer needs and expected returns are compelling. Due to the large scale of TORM’s fleet, TORM will only enter into long-term charter-in commitments on a case-by-case assessment and only to the extent they are likely to result in profit.

The Company believes that ownership of vessels combined with TORM’s integrated platform provides a level of control that is essential for ensuring the maximum amount of flexibility and earning power. At the same time, short-term charter-in agreements (less than 12 months) are consistently evaluated on an opportunistic basis as part of TORM’s active spot-oriented market approach.

SELECTIVE FLEET RENEWAL AND GROWTH
TORM may selectively grow its product tanker fleet and serve as a consolidator in the product tanker segment if the right opportunities arise. TORM’s sale and purchase activities are conducted by an in-house team that leverages relationships with shipbrokers, shipyards, financial institutions and shipowners.

TORM is continuously assessing opportunities to optimize asset management through acquiring attractive high-specification second-hand product tankers that will be franchise enhancing and financially accretive. TORM also selectively pursues newbuilding programs with high-quality shipyards when newbuilding contracts provide higher expected return, or if the second-hand market has insufficient supply of vessels that meet TORM’s customer requirements. In 2018, TORM acquired three new vessels at attractive price points below the market benchmarks.

The specific acquisition criteria for newbuildings or second-hand vessels include:

•	Price point attractiveness
•	Complementarity to the current fleet
•	Vessel quality level and origin (quality yard)
•	Operational characteristics including main engine design, bunker consumption and cargo intake

TORM will from time to time sell vessels that no longer fit the commercial strategy, or if the price point is deemed attractive. During 2018, TORM sold four older vessels.

TORM’s in-house technical management has significant experience in newbuilding projects from design to delivery. As of 12 March 2019, TORM’s newbuilding program consists of two LR1 and seven MR vessels. The vessels are expected to be delivered in the period between the second quarter of 2019 and the first quarter of 2020. In addition, TORM has taken delivery of four LR2 newbuildings since January 2018.

TORM is a large-scale, **pure-play product tanker owner**, active in all key product tanker segments in order to meet customer needs

Our ~80 product tankers are primarily deployed in the spot market

Limited charter-in commitment (off-balance sheet)

TORM's superior integrated operating platform includes in-house technical and commercial management (preferred by customers)

Enhanced responsiveness to TORM's customers results in higher TCEs

Scale and focus drive cost-efficient results

GLOBAL SCALE
ONE TORM
FINANCIAL FLEXIBILITY
GROWTH

TORM has a solid capital structure with financial strength to pursue growth

Competitive advantage when pursuing vessel acquisitions from yards

Semi-annual distribution policy of 25-50% of net income

TORM pursues **selective fleet growth and renewal through rigorous financial hurdles**

Well-positioned to increase competitiveness through asset management, scrubber installations and market consolidation

In-house S&P team with relationships with brokers, yards, banks and shipowners

STRATEGIC AMBITION AND BUSINESS MODEL

SOLID CAPITAL STRUCTURE
TORM has a solid capital structure with a strong liquidity position, a fully funded newbuilding program, no near-term debt maturities and no off-balance sheet charter-in commitments. The Company has an attractive debt profile with favorable interest rates, amortization schedules and covenants.

TORM’s capital structure supports a spot employment strategy and also enhances the Company’s financial and strategic flexibility. In addition, balance sheet strength creates a competitive advantage when pursuing vessel acquisitions, as counterparties prefer well-capitalized companies. TORM plans to finance its business and fleet growth with a combination of operating cash flows, cash-on-hand as well as financing from lenders and the capital markets. During 2018, TORM secured new loan facilities and loan extension with Danish Ship Finance, ABN AMRO and KfW of approximately USD 203m and raised equity capital of USD 100m through a Private Placement. Secured bank financing remains the preferred source of debt funding for TORM, but recent alternative structures reflect TORM’s broad access to various sources of competitive financing.

To support the capital structure, TORM works towards improving the liquidity in the Company’s share to attract a broader investor base. TORM is continuously marketing the share towards investors via investor roadshow activities, conference participation and panel discussions. In addition, TORM listed its share on Nasdaq in New York in 2017, thereby providing access to a broader base of potential investors. Finally, on 12 February 2019 TORM plc’s USD 250m universal shelf registration on Form F-3 became effective with the Securities and Exchange Commission.

ONE TORM – STRONG INTEGRATED
OPERATING PLATFORM
TORM’s fleet is managed cost-efficiently and effectively by the in-house commercial and technical management team, which has an industry reputation for strong commercial performance, safety and operational expertise. Within the One TORM platform, TORM’s employees ensure the high quality of the fleet that is required by our customers under their strict vetting criteria. TORM believes that the world’s largest customers prefer an integrated operating model as it provides them with better accountability and insight into safety and vessel performance.

The integrated nature of TORM’s operating platform provides transparency and additional alignment of management and shareholder interests, which mitigates the potential for actual or perceived conflicts of interest with related parties. In addition, it allows for closer control over operating expenses.

TORM’s large diverse fleet of well-maintained product tankers gives the Company the advantages of scale both commercially and in terms of cost-efficiency compared to smaller product tanker owners.
The Company’s Management believes that the combination of well-maintained vessels, a presence in all product tanker classes and an integrated operating platform provides the commercial management team with enhanced flexibility and responsiveness to customer demands. As a result, TORM has consistently delivered MR TCE earnings and cash flows above industry average.

TORM’s integrated model includes a strategic focus on safety performance. In line with the Company’s strategic focus on safety performance, TORM continued to promote the safety culture program One TORM Safety Culture – driving resilience in 2018. The purpose of the program is to continuously strengthen TORM’s safety culture beyond mere compliance. This reflects TORM’s belief that profitability and safety are not mutually exclusive.

TORM’s integrated platform and commercial and technical knowledge also enabled the Company to pursue a scrubber joint venture in advance of the upcoming IMO 2020 sulfur regulation, which represents a unique business opportunity and may provide TORM with an additional revenue stream.

TORM has identified a number of strategic Key Performance Indicators (“KPIs”) that the Company believes are vital for the fulfillment of its strategic goals. These strategic KPIs are described on page 29.

THE TORM FLEET

as of 12 March 2019

LR2

Long Range 2 vessels are the largest vessels in TORM's fleet. They are typically employed on longer trade routes, including naphtha transportation from the Middle East to the Far East and diesel from the Eastern hemisphere into the Atlantic. TORM has 12 vessels on the water including one financial leased vessel. TORM took delivery of four newbuildings during 2018.

12 vessels

90-114,000 dwt

LR1

Long Range 1 vessels are typically employed on the same routes as LR2 vessels, but they also have the flexibility to cover trades and routes that are traditionally dominated by the smaller MR vessels. A typical LR1 trade could be diesel or jet fuel from the Middle East to Europe. TORM has seven vessels on the water. TORM has two LR1s scheduled for delivery the in second half of 2019.

9 vessels

72-75,000 dwt

MR

The Medium Range vessels are often referred to as the "workhorse" of the product tanker fleet. They cover more trade routes and, compared to the larger LR vessels, this vessel type has the flexibility to enter into more ports and cover shorter and coastal trades. A typical trade for MR vessels would be gasoline from Europe to the US East Coast. TORM has 49 vessels on the water including two financial leased vessels. TORM has seven MR newbuildings scheduled for delivery between the second quarter of 2019 and the first quarter of 2020.

56 vessels

45-50,000 dwt

Handysize

Handysize vessels are the smallest vessel type. They are involved in more varied and typically shorter and coastal trade routes. Typical trades for a Handysize vessel include transportation of various clean petroleum products within Europe and the Mediterranean. TORM has five vessels on the water.

5 vessels

35-37,000 dwt

VALUE CHAIN IN OIL TRANSPORTATION

The global oil industry includes a range of activities and processes which contribute to the transformation of primary petroleum resources into usable end products for industrial and private customers.

The value chain begins with the identification and subsequent exploration of productive petroleum fields. The unrefined crude oil is transported from the production area to refinery facilities by crude oil tankers, pipelines, road and rail.

TORM is primarily involved in the transportation of refined oil products from the refineries to the end user. In addition to clean products, TORM uses some of its vessels for transportation of residual fuels from the refineries as well as crude oil directly from the production field to the refinery.
These fuel types are commonly referred to as dirty petroleum products, as extensive cleaning of the vessel’s cargo tanks is required before a vessel can transport clean products again. In

2018, 93% of TORM's turnover was generated from clean products transportation.

TORM’s integrated operating platform with in-house technical and commercial management enhances responsiveness to customers’ demands and allows TORM to generate value for stakeholders as well as for the Company.

The long-term success of the Company is dependent on TORM’s ability to provide safe and reliable transportation services. In addition to the items explicitly stated in the financial statements, the long-term success of the Company further builds on the intellectual property of the workforce at TORM and the relationship and cooperation with external stakeholders such as oil traders, state-owned oil companies, oil majors, financial institutions, shipyards, brokers and governmental agencies.

TORM values the relationship with its key stakeholders and aims at conducting business for the benefit of the Company’s shareholders and other stakeholders. TORM has supported the UN Global Compact since 2009, and is committed to supporting the UN Sustainable Development Goals.

The interaction with key stakeholders is described on pages 17-19 under “Strategic Ambition and Business Model”. For more information on broader value generation and TORM’s Corporate Social Responsibility (CSR) policy, please see pages 30-39.

THE PRODUCT TANKER MARKET

2018 MARKET

The market worsened throughout the first three quarters of the year. Nevertheless, the year ended with a significant recovery.
Looking ahead, the product tanker market is supported by positive demand developments and limited supply growth.

2018 MARKET
The majority of 2018 was challenging for the product tanker segment, although the year ended with a significant recovery across the broader tanker market.

During the first half of the year, product tanker freight rates remained at a level similar to the rates seen in the same period in 2017. The year started out with healthy trading volumes. Exports from the US Gulf showed particularly strong growth, supported by increasing demand from Mexico and South America. Nevertheless, the positive impact of higher trading volumes was offset by shorter trading distances, partly as a result of the continued stock draw in some of the key importing regions.

In addition, an increasing number of newbuilt crude tankers opted for a clean cargo on their maiden voyage, reducing demand for product tankers in the East. Crude cannibalization intensified in the second quarter, driven by a depressed crude tanker market.

In the third quarter, product tanker freight rates declined further, and some of the benchmarks reached historically low levels, as higher oil prices and weaker currencies in several emerging market economies weighed negatively on oil demand and reduced trading volumes. Crude cannibalization continued at a high level in the third quarter. On top of the pressure from crude tankers, a backwardated oil price structure favoured shorter hauls throughout the first three quarters of the year.

From the middle of the fourth quarter, product tanker freight rates started to pick up and reached levels not seen since the end of 2015 and beginning of 2016.

Key interregional product arbitrage spreads, which had been closed for most of the year, widened and lifted demand for product tankers. Both the price spreads for gasoline and naphtha between

West and East as well as spreads for diesel and jet fuel between East and West became supportive for product flows.

Product prices also turned from backwardation into contango, incentivizing trades of products. In addition, a stronger crude tanker market led to lower

THE PRODUCT TANKER MARKET

market cannibalization and encouraged a significant number of LR2s to shift from the clean market to the dirty market, effectively reducing tonnage supply.

Asset prices on second-hand product tankers remained relatively flat during 2018 but saw an increase towards the end of the year (source: Clarksons). The end-of-year increase in asset prices was mainly driven by a combination of improved freight rates, a relatively low supply of vessels for sale and a shrinking order book. The value of TORM's fleet measured by broker values decreased by 5% during 2018 (when excluding vessels acquired and sold during 2018).

In 2018, TORM achieved a gross profit of USD 169m (2017: USD 200m) with the reduction from 2017 driven by lower freight rates. TORM’s product tanker fleet realized TCE earnings of USD/day 12,982, down 11% year on year, with the LR2 class at USD/day 15,425, the LR1 class at USD/day 12,982, the MR class at USD/day 12,847 and the Handysize class at USD/day 9,970.

During 2018, TORM took delivery of four LR2 vessels from GSI with the last of the four vessels being equipped with a scrubber. During 2018, TORM ordered an additional three MR vessels from GSI, thereby bringing the total newbuilding program to nine vessels covering seven MR and two LR1 vessels. The newbuildings are expected to be delivered through 2019 and the first quarter of 2020.
At the end of 2018, TORM operated a fleet of 75 vessels on the water of which 72 are fully owned and three are financial leaseback.

MARKET OUTLOOK
For the 2019-2021 period, product tanker ton-mile demand is estimated to grow at a compound annual rate of approximately 5% compared to an estimated net growth in tonnage supply of approximately 3%. Compared to the average 2018 market, it is expected that the market will improve throughout this period, supported by an increasing demand for transportation. In particular, the reduction in the global limit for sulfur emissions from 3.5% to 0.5% and the accompanying shift in marine fuel consumption are expected to lead to increased trade with clean petroleum products.

TONNAGE SUPPLY
In 2018, the global product tanker fleet grew by 2.4% in terms of capacity and 1.8% in terms of number of vessels. This marked the lowest growth rate in more than 20 years. All segments saw slower fleet growth than in recent years, as deliveries slowed while recycling picked up. The LR1 and LR2 fleet growth dropped by 50% compared to 2017, as vessel deliveries slowed. In the MR segment, vessel deliveries remained at similar levels as in 2017, but an increase in recycling activity led to slower fleet growth. Fleet growth ranged from -0.8% for the Handysize segment to 4.3% for the LR2 segment. 2019 is expected to see a global fleet growth of 4.3% with the LR2 and MR segments leading the growth. However, effective tonnage supply growth  is likely to be reduced somewhat due to increased off-hire time in connection with tank cleaning and scrubber retrofitting as the fleet is being prepared for the IMO 2020 sulfur regulation.

ORDER BOOK As of 31 December 2018
	Fleet 31.12.2017	Delivered in 2018	Recycled in 2018	Fleet 31.12.2018	Order book for 2019-2021	Order book as % of end-2018 fleet
LR2	348	19	4	363	44	12%
LR1	357	12	3	366	18	5%
MR	1,611	57	21	1,647	172	10%
Handysize	726	15	21	720	35	5%
Total	3,042	103	49	3,096	269	9%

THE PRODUCT TANKER MARKET

The 74 product tanker newbuilding orders placed in 2018 remained relatively unchanged compared to 2017 and thus significantly lower than the ten-year average level of 116. The MR class accounted for most orders with 61 units contracted. At the end of 2018, the existing order book for deliveries in 2019-2021 totaled 269 units, including 44 LR2 vessels, 18 LR1 vessels, 172 MR vessels and 35 Handysize vessels.

TORM anticipates limited ordering of new product tankers with delivery before the end of 2020. The Company expects ordering activity in 2019 to remain at a similar level as in 2018 but to increase in 2020 as a result of improved freight market conditions.

In 2018, only 66% of the deliveries scheduled for the year actually materialized. TORM also expects to see some slippage in 2019.

Around 2.2m dwt of product tanker capacity was recycled in 2018, corresponding to approximately 1.4% of the fleet capacity as of January 2018. This was an increase from 2017, when 1.9m dwt were recycled and marked the highest level of recycling since 2012. TORM estimates that approximately 2% of the existing capacity of the global fleet will be phased out or recycled during 2019-2021. During 2019-2021, net product tanker fleet capacity is estimated to grow by a compound annual rate of approximately 3%.

TONNAGE DEMAND
The global oil demand started 2018 with strong momentum before decelerating as the year progressed, as the impact of increasing oil prices was amplified by weakening currencies in several emerging market economies. The result was a global oil demand growth of 1.3 mb/d (1.3%) for the full year, down from a growth of 1.5 mb/d (1.6%) in 2017 (source: IEA OMR January 2019). Growth nevertheless remained higher than the historical average of around 1.2 mb/d. Looking at individual products, the demand for light distillates including gasoline experienced the largest decrease in growth, while diesel demand was supported by generally robust economic activity, particularly in North America. Brent benchmark crude oil increased throughout the first nine months of 2018, climbing to around USD 80/bbl by the end of the third quarter. In the fourth quarter, the trend in the oil price reversed, and Brent dropped to below USD 60/bbl, supporting an increase in oil demand towards the end of the year.

In 2019, global oil demand is projected to grow at a slightly faster pace of 1.4 mb/d (1.4%), as the impact of weaker economic activity is expected to be offset by lower oil prices (source: IEA OMR January 2019).

During the first half of 2018, global clean petroleum product inventory drawdowns continued, with the volume of stock draws being equivalent to a loss of potential trade of 4% over the period. After falling below 5-year average levels in the second quarter, global product stocks started to build again in the third quarter as oil product demand slowed. At the same time, 2018 saw 1.0 mb/d of net new refinery capacity coming online globally. Several of these new projects were configured to maximize gasoline output, which together with the lightening of the global crude supply led to an increase in global gasoline output and subsequently a build-up in stockpiles. Diesel inventories remained tight globally throughout the first three quarters of the year but normalized in some key exporting areas in the second half of the year, opening up several arbitrage spreads that had been closed throughout most of the year.

Refinery margins hovered around 5-year averages until the third quarter when higher crude oil prices and weak demand for gasoline caused some of the refining margin benchmarks to drop to levels not seen since 2014. Margins recovered, however, with crude oil prices returning to around USD/bbl 60 towards the end of the year.

Over the next three years, TORM expects positive underlying developments in the product tanker market, although volatility is expected. In 2019, a net of 2.6 mb/d of new refining capacity will be added globally with several new refineries coming online in Asia and the Middle East (source: IEA OMR January 2019). TORM expects this to reinforce the role of the Middle East as a key clean product exporter, contributing positively to product tanker ton-mile demand in the coming years. On the negative side, OPEC’s decision to cut crude production, agreed upon at the end of 2018, might potentially have a dampening effect on the crude tanker market in 2019, which may spill over to the product tanker market as well.

THE PRODUCT TANKER MARKET

In the medium and longer term, the tightening of marine bunker sulfur rules from 1 January 2020 and the accompanying shift in the type of compliant fuels (so-called IMO 2020) are expected to lead to increased interregional and intraregional trade with clean petroleum products, which will support the product tanker market. TORM currently expects the IMO 2020 sulfur regulation to lead to an incremental increase of around 5% in product tanker trade in 2020. Also crude tankers are expected to gain from IMO 2020 due to increased refinery runs and the need to store excess high-sulfur fuel oil. The effects of IMO 2020 are likely to start emerging from the second half of 2019.

Fuel efficiency gains in the transportation sector, increasing gasoline supply in the Middle East and new refining capacity coming online in West Africa will especially have a negative impact on the European market, where refineries will face increased difficulties in finding markets for their excess gasoline and may need to cut runs. On a global scale, this will nevertheless be offset by increased tonnage demand created by IMO 2020 and refinery dislocation. Consequently, TORM expects the product tanker ton-mile demand on main trade routes to grow by a compound annual rate of around 5% during 2019-2021.

For further details on factors most likely to change this outlook in either a negative or a positive direction, please see “Outlook” section on pages 12-14.

OFFICES
TRADE ROUTES
Transatlantic trade
Gasoline from Europe to the US and diesel from the US to Europe
Arabian Gulf & India to Europe
Jet fuel and diesel
South Korea to California
Jet fuel
Europe & Arabian Gulf to the Far East
Far East petrochemical industry is reliant on naphtha imports
Intra-Americas
Diesel, gasoline and jet fuel trading in the Americas
HELLERUP DENMARK
LONDON UK
HOUSTON USA
NEW DELHI INDIA
MUMBAI INDIA
SINGAPORE SINGAPORE
MAKATI CITY PHILIPPINES
CEBU CITY PHILIPPINES
Europe & US to West Africa
Gasoline and diesel imports
Intra-Asia
Intraregional trading in various refined oil products
WITH EIGHT OFFICES AROUND THE WORLD, TORM IS OPEN
24/7
INTERNATIONAL DATE LINE
UTC -10 | UTC -9 | UTC -8 | UTC -7 | UTC -6 | UTC -5 | UTC -4 | UTC -3 | UTC -2 | UTC -1 | UTC | UTC +1 | UTC +2 | UTC +3 | UTC +4 | UTC +5 | UTC +6 | UTC +7 | UTC +8 | UTC +9 | UTC +10 | UTC +11 | UTC +12 | UTC -12 | UTC -11

IMO 2020 SULFUR REGULATION

REGULATION
In October 2016, IMO’s Marine Environment Protection Committee (MEPC) announced that as of 1 January 2020, the global limit for sulfur emissions from fuel oil used on board vessels operating outside designated emission control areas will be reduced from 3.5% to 0.5%. This will significantly reduce the amount of sulfur oxides emanating from vessels and should have major health and environmental benefits for the world.

There are two relevant methods for TORM vessels to comply with the new sulfur regulation: 1) Install an exhaust gas cleaning system, also known as a “scrubber”, which is designed to remove sulfur oxides from a vessel’s engine and boiler exhaust gases, or 2) use so-called compliant fuel with a sulfur content level below 0.5%.

TORM IMO 2020 SULFUR LIMIT PREPARATIONS
TORM has been preparing for the upcoming sulfur regulation since 2016, when the first internal sulfur compliance working team was established. To date, the work has resulted in 21 committed scrubber installations, two pilot scrubber installations and a scrubber joint venture.

Committed scrubber installations
In 2018, TORM committed to install 21 scrubbers on both newbuildings and second-hand vessels. These scrubbers will be installed on selected LR2, LR1 and MR vessels based on business case and technical and commercial considerations. Further, TORM has signed a letter of intent for another 18 scrubbers with the new joint venture, ME Production China. With these orders, TORM will potentially install scrubbers on up to 39 vessels or approximately half of the fleet.

Scrubber pilot projects
Thus far, two scrubber pilot projects have been established. One scrubber has been installed on the LR2 newbuilding TORM Hilde in order to trial the scrubber installation process and operation on a newbuilding. To better understand the same process for a retrofit vessel, TORM has also installed a scrubber on the MR vessel TORM Lene.

Both installations have provided valuable information in advance of the installation and operation of further scrubbers on a significant part of the remaining fleet later in 2019 and early 2020.

Scrubber joint venture
In the latter half of 2018, there was a significant industry push towards scrubber adoption, and many shipping companies announced planned scrubber installations. As a result, yard and scrubber production capacity ahead of 1 January 2020 has been absorbed. In order to secure the availability of scrubbers and to forge a closer relationship with the China State Shipbuilding Corporation (CSSC) yard group, TORM established a joint venture in 2018 with Guangzhou Shipyard International, which is part of the CSSC group, and ME Production, a leading scrubber manufacturer.

The joint venture, ME Production China, will manufacture scrubbers in China and deliver them to a range of maritime industry customers for both newbuildings and retrofitting. TORM holds an ownership stake of 27.5% in the new joint venture.

The main benefits to TORM include supporting availability of capacity and priority at the shipyard for scrubber installations as well as securing scrubber production slots. In addition, if the joint venture proves successful, TORM will generate an additional revenue stream.

Production of the scrubbers by ME Production China commenced in November 2018, and TORM has ordered 16 scrubbers from the joint venture.

IMO 2020 SULFUR REGULATION

EXHAUST GAS CLEANING SYSTEM IN BRIEF
An exhaust gas cleaning system, often referred to as a scrubber, removes sulfur dioxide (SO2) from the vessel's exhaust gas.

The scrubber washes the exhaust gas stream by forcing it into contact with seawater. In this process, the SOx is first dissolved and ionized, then oxidized into sulphates.

Sulphates are a natural part of both seawater and aquatic organisms, which means they are harmless to the environment.

To ensure that there is no adverse impact on the environment, both exhaust gas and the discharge water from the scrubber are continuously monitored on board.

The results are stored in a tamper-free format, enabling authorities to board the vessel and verify that the scrubber has been operating within the regulations.

The vessel's exhaust gas is measured for compliance with regard to SO2/CO2 ratio, while the discharge water is measured for PH, PAH and turbidity.

KEY PERFORMANCE INDICATORS

TORM assesses the Company’s performance across a wide range of measures and indicators against strategic targets.
TORM reviews the metrics and tests the relevance of these KPIs to the strategy on an ongoing basis.

MR TCE Earnings USD/day
2018: 12,847 2017: 14,850 2016: 15,462
In 2018, TORM’s commercial performance has consistently been among the best within its peer group. This can be accredited to the Company’s well-maintained ﬂeet and the integrated operating platform.

This combination provides TORM’s commercial management team with the ﬂexibility and responsiveness to meet customer demands, thereby enabling TORM to outperform available earning benchmarks.

In 2018, TORM achieved MR TCE earnings of USD/day 12,847, down from USD/day 14,850 in 2017 due to the general market development.

Lost Time Accident Frequency (LTAF)
2018: 0.47 2017: 0.67
In line with the Company’s strategic focus on safety performance, TORM continued to promote the safety culture program One TORM Safety Culture – driving resilience in 2018.

LTAF is an indicator of serious work-related personal injuries that result in more than one day off work per million work hours. The deﬁnition of LTAF follows standard practice among shipping companies.

During 2018, TORM had an improvement of LTAF to 0.47 compared to 0.67 in 2017.

Return on Invested Capital (RoIC)
2018: 0.1% 2017: 2.8%
RoIC illustrates TORM’s ability to generate shareholder value from the capital invested in TORM. It is deﬁned as the net operating proﬁt after tax (excluding impairment charges) divided by the invested capital over the same period (excluding impairment charges).

In 2018, TORM achieved a RoIC of 0.1% compared to 2.8% in 2017. The decrease in RoIC from 2017 to 2018 is driven by lower freight rates.

This KPI reﬂects that although the average age of TORM’s ﬂeet is approximately 11 years, TORM is still able to generate a very attractive RoIC compared to its peers.

Fuel Efficiency Improvements
2018: 6.9% 2017: 5.2%

Fuel efficiency improvement illustrates TORM's continued strong focus on reducing fuel consumption and the efforts made in this area.

In 2017, TORM improved fuel efficiency by 5.2% compared to a 2015 baseline figure. In 2018, TORM has continued its efforts and achieved further improvements bringing the fuel efficiency to 6.9% compared to the 2015 baseline.

CORPORATE SOCIAL RESPONSIBILITY

TORM extends its support to the UN Global Compact to also include the UN Sustainable Development Goals.
In preparation for the IMO 2020 Sulfur Directive, TORM joins the Clean Shipping Alliance 2020.
TORM has improved fuel efficiency by 6.9% since 2015.

REPORTING PRINCIPLES AND TRANSPARENCY
Transparency and accountability are central parts of TORM’s way of doing business, and these values play a central role in the Company’s corporate social responsibility (CSR) approach.

In 2009, TORM signed the UN Global Compact as the first shipping company in Denmark to commit to the internationally recognized set of principles regarding health, safety, labor rights, environmental protection and anti-corruption.

TORM remains committed to protecting its employees, assets, reputation and the environment by maintaining the highest possible standards.

After a comprehensive review of the shipping industry, TORM's value chain and business practices, the Company decided in the beginning of 2018 to extend its support to the UN Sustainable Development Goals (SDGs) and assessed how best to contribute to their achievement by 2030. TORM sees this support as a natural progression of its commitment to the UN Global Compact.

Going forward, TORM will focus on specific SDGs, which are linked to the Company’s current CSR activities and are material to TORM and its stakeholders. At the same time, the activities and efforts made within these areas also make good business sense for the Company. The two goals which TORM will primarily focus on are SDG no. 4 Quality Education and no. 13 Climate Action.

TORM is a long-standing supporter of maritime education in Denmark, India and the Philippines, and it is therefore natural for the Company to support SDG no. 4 Quality Education. Through the initiatives in the TORM Philippines Education Foundation and through different initiatives in India, TORM continues to work towards better opportunities for quality education in these regions, where many of the Company’s seafarers come from. See more about how TORM supports SDG no. 4 Quality Education in the section about Social Matters on page 31.

Marine pollution constitutes the largest environmental risk in shipping and, as a Reference Company in the industry, TORM is dedicated to supporting the goal for climate action. Thus, TORM has a strong focus on reducing fuel consumption and CO2 emissions as this is not only good for the environment but also for TORM’s business. Read more about TORM-specific initiatives in this area in the section about Environment and Climate Performance on page 32.

BUSINESS PRINCIPLES
TORM’s approach to responsible behavior is further rooted in the Company’s Business Principles and has the following five objectives:

•	Comply with statutory rules and regulations to ensure that all employees can execute their work under safe, healthy and proper working conditions
•	Strive to eliminate all known risks that may result in accidents, injuries, illness, damage to property or to the environment
•	Integrate sustainability into TORM’s business operations
•	Avoid any form of corruption or bribery
•	Make TORM’s CSR performance transparent to all stakeholders

For further information on TORM’s Business Principles, please visit:

http://www.torm.com/uploads/media_items/torm-business-priciples.original.pdf.

CORPORATE SOCIAL RESPONSIBILITY

RESPONSIBILITY
TORM’s CSR commitment is not limited to the Company’s own business practices, as real impact often requires industry collaboration. Thus, TORM cooperates with peers and stakeholders to increase responsibility in the shipping industry and the supply chain, and to mitigate protectionism and support progressive trade agreements. This is performed via TORM’s cooperation with Danish Shipping and companies all over the world to support global trade and economic growth.

As member of Danish Shipping’s CSR work group and as co-founder and member of the Maritime Anti-Corruption Network, TORM strives to increase transparency and accountability and to minimize corruption.

INSPECTIONS AND AUDITS
In order to maintain Company standards and exceed the targets set by its customers, TORM has enhanced the vetting preparations and increased the number of internal audits on its vessels carried out by Safety Quality and Environment (SQE) officers. On average, each vessel is subject to 10 inspections per year. Inspections are carried out by customers, terminals, internal auditors, ports and classification societies. TORM is committed to meeting the ever-increasing standards set both internally and by its customers. In 2018, TORM increased its focus on on-board training conducted by the SQE officers.

SOCIAL MATTERS
TORM is a long-standing supporter of maritime education. This commitment reflects the Company’s ties to local communities and has a positive effect on the needs of the societies in which TORM operates. In addition, TORM believes that supporting education has positive effects on its core business in terms of developing the pipeline of competences in the industry and in terms of higher employee retention and a positive brand recognition.
The majority of TORM’s seafaring staff are of Indian or Filipino nationality, and the Company’s activities in this area are thus supporting potential future TORM employees and strengthening the overall competence level among seafarers in these regions.

In 2018, 21 students supported by the TORM Philippines Education Foundation graduated. For the school year 2018/2019, the Foundation supports 51 scholars across the Philippines. Apart from maritime and general education, the program includes training courses for teachers and a four-year training program for scholars. In addition, the program encompasses the distribution of IT equipment and school kits for students in rural schools.

TORM has supported the building of the ZP Prathmik School in Zadgewadi near Kurkumbh, Pune, in India. The school was constructed and the facilities furnished with donations from the Company. In 2018, TORM continued its support for the school and is currently sponsoring 36 students attending the school.

In 2018, TORM joined hands with the 'Akshaya Shakti Welfare Association', a non-governmental organization, working to promote education across 350 schools in the Wada district in India.

As part of TORM’s support to the Wada district, the Company funded the construction of an additional toilet and bathing block for the female students of 'Swami Vivekananda School Girls' hostel'. The school has a total of about 1,200 students and only one toilet block. The addition of eight extra toilets will greatly improve the infrastructure and encourage more girls to attend school. In addition, TORM supported the 'V Promote Education' project with the distribution of 100,000 notebooks to nearly 350 schools in 2018.

CORPORATE SOCIAL RESPONSIBILITY

ENVIRONMENT AND CLIMATE PERFORMANCE

TORM supports SDG no. 13 Climate Action, as marine pollution constitutes the largest environmental risk within the shipping industry. It is therefore a key priority for TORM to avoid pollution of the seas and the atmosphere.

In 2018, TORM joined the Clean Shipping Alliance 2020 (CSA 2020) as one of its founding members along with other industry leaders to support the scheduled implementation and enforcement of the IMO requirement for a 0.5% global sulfur limit in fuel oil as of 1 January 2020. The purpose of this alliance is to support information and knowledge sharing about exhaust gas cleaning systems.

CSA 2020 members believe that exhaust gas cleaning systems will make a substantial difference to the ports and ocean environments in which they operate. This will also promote global environmental progress, especially the goal of reducing the health impact of airborne sources, which is at the heart of the IMO 2020 sulfur regulation.

Throughout 2018, TORM continued to have a strong and dedicated focus on reducing fuel consumption. The efforts made within this area generated a positive result.

As in previous years, TORM’s Operational Performance Team shares the performance of each vessel with the respective vessel managers and vessels on a monthly basis.

In 2018, TORM continued and further expanded an initiative introduced in 2017 to engage the vessels on a daily basis to encourage best practice behavior with regard to power and fuel consumption. The efforts in this area ensure that corrective actions can be taken swiftly, when needed.

TORM also implemented a new system used for generating emission data from vessels taking carried cargo into account. This is part of the Company’s continued efforts to improve data quality and transparency in order to minimize CO2 emissions. The new reporting scheme is in line with regulatory requirements for EU Monitoring, Reporting, Verification (MRV) reporting and for IMO Data Collection System (DCS).

In addition to the tasks initially in scope, fuel consumption for cargo operations has become a focus area that will be further developed during 2019.

In 2019, TORM will put additional focus on energy-efficient voyage execution by including weather conditions and timing of arrival in a more holistic evaluation.

Investing in and implementing well-proven technologies will allow TORM to concentrate its efforts on achieving the potential that lies outside the boundaries of behavioral activities, such as frequency-controlled cooling water pumps and automating energy-heavy equipment.

TORM continues to focus on continuously improving the hull condition of its vessels. During 2018, seven vessels were taken out of service between scheduled dry-dockings for short four-to-six-day dockings. During these dockings, the hull coatings were renewed, resulting in significant fuel consumption reductions.

TORM maintains a constant focus on fuel efficiency across the fleet. This serves the dual purpose of minimizing environmental impact and making good business sense. By maintaining the strong focus on fuel consumption reductions in 2018, TORM achieved fuel efficiency improvements of 6.9% compared to the 2015 baseline. The target for 2019 is to improve fuel efficiency by another 1.0%.

Efforts to reduce the Company’s carbon footprint also cover emissions from air travel by the shore organization. TORM strives to minimize this by using available technologies such as video conferencing to the extent possible, e.g. in connection with meetings across the Company’s eight offices.

CORPORATE SOCIAL RESPONSIBILITY

GREEN HOUSE GAS EMISSIONS DATA

	2018	2017	2016
VESSEL EMISSIONS AND INDICATORS*
Number of vessels in operation at the end of the year (in technical management)	76	74	76
Number of vessel months (one vessel one year equals 12 vessel months)	931	914	910
Usage of oil and the generated CO2 emissions
Used heavy fuel oil (ton)	359,357	236,505	308,467
Used low-sulfur heavy fuel oil (ton)	152	0	0
Used marine gas oil (ton)	58.453	45,470	56,549
Generated CO2 emissions from vessels (ton)	1,306,909	882,253	1,141,862
NOx (ton)	31,091	20,800	26,992
SOx (ton)	17,799	11,728	15,289
Distance sailed (nautical miles)	4,101,929	3,207,147	3,279,977
Average cargo on board (ton)	36,613	34,721	37,433

Cargo transport work (ton-km)	204,801,864,788	207,597,070,516	251,946,149,526
CO2 emissions in grams per ton-km (one ton of cargo transported one km)	6.4 g/ton-km	4.3 g/ton-km	4.5 g/ton-km
OFFICE EMISSIONS AND INDICATORS (ELECTRICITY AND HEATING)
Electricity used in office locations (kWh)	823,844	849,644	924,951
District heating (Gj)	1,326	1,293	1,619
Generated CO2 emissions from office locations (ton)	525	524	562
Number of office employees at the end of the year	309	296	277
CO2 emissions per employee (ton)	1.7	1.8	2.0
FLIGHT EMISSIONS AND INDICATORS
Air mileage (km)	80,192,490	76,832,985	77,284,100
Number of travels	13,401	12,354	13,056
CO2 emissions (ton)	6,486	6,650	6,750

* Vessel emissions data for 2018 reflect that TORM has changed its data collection system to be in line with EU MRV and IMO DCS specifications.

CORPORATE SOCIAL RESPONSIBILITY

REPORTING SCOPE
Environmental and social data is based on all vessels under TORM’s technical management (vessels for which TORM holds the Document of Compliance). Having the technical management of a vessel implies having control over the vessel in terms of environmental performance and crew. As of 1 January 2019, TORM had 76 vessels under technical management compared to 74 vessels as of 1 January 2018. The three vessels not in technical management are thus not included in this data set.

Office emissions are included from TORM’s offices in Copenhagen, Mumbai, New Delhi, Singapore, Manila, Cebu and Houston. Emissions from TORM’s office in London are not included as data is currently unavailable. Emissions from air travel are included for all office staff and crew. Data from vessels is collected according to a specific reporting routine, mainly on a monthly basis but for certain data with less frequency. Other environmental data is collected on an annual basis. Safety data is based on reporting made to TORM’s Safety, Quality and Environmental Department whenever an incident occurs.

REPORTING GUIDELINES
The 2018 greenhouse gas emissions (GHG) reporting covers scope 1 (direct emissions from own production), scope 2 (emissions from own production but others’ emissions) of the Greenhouse Gas Protocol except for the activities listed below and selected aspects of scope 3 (others' production and emissions services) activities.

•
Scope 1
Consumption of bunker oil has been calculated to CO2 emissions using IMO’s factors for heavy fuel oil and marine gas oil. SOx and NOx emissions are calculated using the third IMO GHG Study from 2014. Emissions are calculated for each single

•	vessel and then consolidated. Numbers under the scope 1 data sheet have been collected on board the vessels or at the offices. The collection is based on actual usage or disposals.
•	Scope 2 Emissions from heating (district heating) in the Copenhagen and US offices are calculated using Danish and World Resources Institute emission factors.
•	Scope 3 Emissions from air travel are provided by TORM's travel agent.
•
Other principles
2018 greenhouse gas emissions are calculated for vessels in technical management (vessels for which TORM holds the Document of Compliance) in TORM, amounting to a total of 931 vessel months of operation.

Cargo transport work (ton-km) is calculated using the actual cargo multiplied by the distance with actual cargo; thus, a ballast voyage will give 0 (zero) in ton-km. CO2 emission per ton-km is the full CO2 emissions on board all vessels divided by the ton-km for all voyages; thus, it includes emissions from ballast voyages, electricity production, inerting, cargo operations, etc.

HEALTH, SAFETY AND SECURITY
Approximately 90% of TORM’s employees work at sea, and providing healthy, safe and secure working conditions for them is an essential part of TORM’s business. In addition, it is TORM’s belief that a safe and secure working environment supports the overall performance level and employee retention. Respecting employees’ human rights is pivotal to the Company. TORM's policies are outlined in TORM’s Business Principles and the commitment to the UN Global Compact. The Company’s safety policy is rooted in the rules and regulations issued by the Danish Maritime Occupational Health Service.

CORPORATE SOCIAL RESPONSIBILITY

ONE TORM SAFETY CULTURE
In line with the Company’s strategic focus on safety performance, TORM continued the safety culture program One TORM Safety Culture – driving resilience in 2018. The purpose of the program is to continuously strengthen TORM’s safety culture beyond compliance.

In 2018, TORM continued conducting Safety Leadership courses for Senior Officers on board the Company’s vessels. A total of 14 courses were conducted, including five in India, five in the Philippines, two in Denmark and two in Croatia with a total of 274 officers attending in 2018. In total, 464 officers have completed the course since it was introduced in 2017. Safety Leadership courses are mandatory, two-and-a-half-day workshops for all Senior Officers and key marine shore staff. The focus of these courses is on how to be a good leader when it comes to safety and how to positively influence and support colleagues on TORM’s journey to be the Reference Company in the product tanker market.

SAFETY DELTA
In June 2018, TORM launched the Safety Delta, which is a tool used across the fleet to track and monitor the safety culture on board the individual vessels. The Safety Delta concept supports processes and activities and helps to build and maintain a proactive safety culture based on continuous crew evaluation, dialogue, reflection and development.

PERFORMANCE EVALUATION
In 2018, TORM launched a revised performance development concept for its seafarers. The new concept is TORM’s way of systematically enhancing work behavior and leadership to ensure excellent performance. Through the One TORM Safety Culture – driving resilience program, TORM has defined standards and expectations for excellent performance. A key element in leadership is to evaluate employees’ performance with a view to manage development and motivate employees to develop. TORM believes this will facilitate the best possible means for developing performance as an individual and as a company.

TORM will continue promoting the One TORM Safety Culture – driving resilience program in 2019. Focus will be on supporting and ensuring that TORM’s safety culture is anchored across the organization, ashore as well as on board the vessels.

In 2019, TORM will introduce a new induction framework for its seafarers. The purpose is to ensure that new employees at sea are introduced to the safety culture in TORM as soon as possible when joining the Company.

CORPORATE SOCIAL RESPONSIBILITY

LOST TIME ACCIDENT FREQUENCY AND NEAR-MISS
Lost Time Accident Frequency (LTAF) is an indicator of serious work-related personal injuries that result in more than one day off work per million hours of work. The definition of LTAF follows standard practice among shipping companies. During 2018, TORM had an improvement LTAF of 0.47 (2017: 0.67), which is a decrease compared to 2017.

Each injury has been investigated and corrective measures have been taken as required.

Near-miss reports provide TORM with an opportunity to analyze conditions that might lead to accidents and ultimately prevent potential future accidents. A high number of near-miss reports indicate that the organization is proactively monitoring and responding to risks. In 2018, TORM exceeded the target of 6.0 near-miss reports per month per vessel on average by reaching 7.1 (2017: 6.7) due to continued focus on this area.

SECURITY
TORM’s response to piracy is founded on the Best Management Practice, which is the industry guideline for companies and vessels sailing in areas with increased risk. In 2018, TORM experienced four situations where thieves came on board and two cases of stowaways found on board the Company’s vessels. Throughout the year, the security situation and developments in the various risk areas have been monitored closely, and actions have been taken to safeguard TORM’s seafarers and vessels. The Company will continue to monitor the risk situation and pre-empt hijacking and robbery attempts by following security procedures and industry guidelines.

EMPLOYEES
The employees constitute the true quality of TORM and are the Company’s most valuable assets. TORM continues to grow and thrive due to the efforts and dedication of its staff both at sea and ashore.

AT SEA
In 2018, TORM continued its strategy to employ seafarers with different nationalities, as the Company believes that diversity on board is an important foundation for cooperation, high performance and a safe working environment.

Throughout the year, TORM continued its efforts to relieve seafarers on time and to build strong teams that rotate back to the same vessels whenever possible. This will reinforce vessel-specific knowledge and the foundation for a safe working environment.

TORM also continued its efforts to strengthen the relations between seafarers and the shore-based organization. This included seminars and other opportunities where colleagues can share best practices regarding the operation of TORM’s vessels.

CORPORATE SOCIAL RESPONSIBILITY

As part of TORM’s continued focus on the promotion process for its employees, seafarers completed the so-called ‘promotion assessment training’ prior to being promoted to the highest ranks on board the Company’s vessels in 2018. As part of this training, officers visit one of TORM’s offices for an introduction and training with key stakeholders.

TORM maintains an ongoing focus on seafarer commitment and engagement. At year-end 2018, the retention rate for Senior Officers was above 90%, and TORM demonstrated 100% compliance with customer requirements when it comes to ensuring the right level of experience among Senior Officers per vessel across the fleet (the so-called officer matrix compliance).

In 2019, TORM will continue its focus on a safe working environment for its seagoing employees. In recognition that life at sea can be challenging, TORM has introduced a support line available for seafarers and their relatives ashore 24 hours a day/365 days a year.

At the end of 2018, TORM employed a total of 3,118 seafarers of which 138 were permanently employed, with the remaining seafarers on time-bound contracts.

ASHORE
The TORM employee motivation and satisfaction survey is conducted after the third quarter every year and is important to the Company. In 2018, 93% of all shore-based employees responded to the annual survey.

During 2018, an additional short employee engagement survey was launched following each of the first and second quarters with a view to identify focus areas on a more frequent basis.

The outcome of all 2018 surveys repeated the high-level result of the 2017 engagement survey with regard to all measured categories, ranging from employee motivation and loyalty to satisfaction with immediate superior, welfare, safety and work environment. The continued high scores were evenly spread across countries and divisions, which is a testament to the strength of the unified One TORM approach. By the end of 2018, the retention rate for shore-based employees was above 90%.

TORM aims to attract and retain the best employees by exemplifying the four values in the TORM Leadership Philosophy and by ensuring that the Company’s leaders motivate their employees. Through the One TORM platform, the Company strives to continuously develop the employees’ abilities to do what they do best.

At the end of 2018, the shore-based organization had 309 employees: 129 in Hellerup, 116 in Mumbai, 3 in New Delhi, 37 in Manila, 2 in Cebu, 14 in Singapore, 7 in Houston and 1 at the Company’s office in London.

TORM Leadership Philosophy with the four values.

CORPORATE SOCIAL RESPONSIBILITY
GENDER DIVERSITY

TORM has an obligation to its customers, shareholders, employees and other stakeholders to develop the Company’s talent pool irrespective of attributes such as gender, religion, sexuality, nationality, ethnicity or disabilities. As stated in TORM’s Business Principles under "Respecting People", the Company does not accept discrimination with respect to any of the above. TORM works towards a diverse workplace, in which everyone is included and respected, and in which well-being at work is regarded as a shared responsibility.

For further information on TORM’s Business Principles, please visit: http://www.torm.com/uploads/media_items/torm-business-priciples.original.pdf.

TORM aims at a gender diverse workforce and an inclusive environment that respects and supports all of our people and helps improve our business performance.

TORM’s gender diversity approach focuses on talent attraction, promotion and retention. The Company’s leaders aim at assuming accountability for continuous progress. TORM believes that gender diverse teams, led by gender diverse leaders, deliver better business performance. The Company provides equal opportunity in recruitment, career development, promotion, training and rewards for all employees.

TORM actively monitors the representation of women in the workforce and in leadership positions. At the end of 2018, the proportion of women in the shore-based workforce was 32%, while females in leadership positions, defined as having one or more direct reports, constituted 19%.

By 2020, the Company aims at having 35% women in the shore-based workforce in line with industry average, and with 25% women in leadership positions.

At the end of 2018, the Board of Directors consisted of five male members elected at the Annual General Meeting.

In 2020, the Board of Directors has set a target of 20% female board members elected at the Annual General Meeting (1 out of 5) or 17% provided that the Board of Directors is extended with one additional member (1 out of 6).
ANTI-CORRUPTION AND ANTI-BRIBERY
Corruption and bribery impede global trade and can restrict non-corrupt companies’ access to international markets. In this way, corruption and bribery have a negative impact on economic and social development. For TORM, the risk of corruption does not mean increased costs alone. Corruption also exposes TORM’s seafarers to safety and security risks and poses a potential risk to the Company’s legal standing and reputation.

TORM does not accept corrupt business practices and as part of its compliance program, TORM has a policy on anti-bribery and anti-corruption, which supports the Company’s Business Principles.

It is TORM’s policy to conduct all business in an honest and ethical manner. TORM has a “zero tolerance”

EMPLOYEE GENDER DIVERSITY
Permanently employed
	Male	Female
Directors of the Company¹⁾	5	-
Employees in other senior executive positions	3	-
Total management other than directors of the Company (VPs, GMs, Marine Officers)	168	8
Other permanent employees of the Group	171	96
Total permanent employees of the Group	343	104
¹⁾ The four Non-Executive Directors are not included as employees of the Group.

CORPORATE SOCIAL RESPONSIBILITY

approach to bribery and corruption, and the Company is committed to acting professionally, fairly and with integrity in all business dealings and relationships, wherever the Company operates. TORM will uphold all laws relevant to countering bribery and corruption in all the jurisdictions in which the Company operates.

To continue a high level of transparency and accountability, due diligence, monitoring and control as well as training of TORM’s staff are central parts of implementing the anti-corruption and anti-bribery policy.

In 2011, TORM co-founded the Maritime Anti-Corruption Network (MACN) to take a joint stand within the industry towards the request for facilitation payments that exists in many parts of the world where TORM conducts business. Best practices are shared between members of the network, and members align their approach to minimizing facilitation payments.

The MACN seeks support from government bodies and international organizations to eliminate the root causes of corruption. TORM is committed to addressing corrupt business practices among stakeholders by supporting this cross-sector approach.

In addition to its efforts within MACN, TORM continued to strengthen its companywide anti-corruption policies in 2018 to mitigate the risk of bribery and corruption. TORM has continued its anti-corruption training program, which includes mandatory anti-corruption courses for all shore-based staff and all officers on board TORM’s vessels. The training targets new hires as well as existing employees and must be repeated annually. TORM will continue these efforts in 2019.

Since 2006, TORM’s Board of Directors has provided a whistleblower facility with an independent lawyer as part of the internal control system. In 2018, the whistleblower facility received three notifications, which were investigated and closed without any critique or requirements for new measures.

HUMAN RIGHTS
With the TORM Leadership Philosophy, TORM’s Business Principles and commitment to the UN Global Compact, TORM is committed to respecting internationally recognized human rights as outlined in the United Nations Guiding Principles on Business and Human Rights.

TORM recognizes that implementing the necessary policies and respective processes to be in line with the requirements of the UN Global Principles is part of an ongoing effort. Going forward, TORM will continue to promote its human rights-related policies and processes.

TORM complies with the International Labor Organization’s Maritime Labor Convention, an international set of standards on labor conditions at sea, which was ratified by 30 countries in 2012. All vessels under TORM’s technical management were audited and certified as required under the Maritime Labor Convention of 2006 when it took effect in August 2013. TORM respects employees’ right to associate freely, to join – or not join – unions and to bargain collectively. TORM offers equal opportunities for its employees as stated in TORM’s Business Principles.

No claims or offenses have been reported regarding human rights in 2018.

This section constitutes TORM’s CSR reporting according to the requirements of UK law. Read more about TORM and the CSR efforts at http://www.torm.com/csr-at-torm.

As part of the Company’s commitment to the UN Global Compact, TORM submits its communication on progress every year. Please visit www.unglobalcompact.org to see the reports.

RISK MANAGEMENT

Freight rates and vessel value volatility remain a risk for TORM.
The cyclical nature of the industry can pressure capital structure, if not managed, and harm TORM’s ability to withstand periods of low profitability.
Uncertainty persists around 2020 sulfur emission regulation compliance.

RISK MANAGEMENT FRAMEWORK
TORM acknowledges that the Company faces a range of risks in doing business, and that the Company’s success depends on identifying, balancing and mitigating these risks as early as possible. TORM believes that a strong risk management framework is vital to protect the Company and to ensure that the Company is well-positioned in key markets. Risk management is an integrated part of doing business in TORM. It enables insight and transparency into the risks facing the Company and provides a common risk language, making it simpler to communicate and take decisions.

On an annual basis, TORM conducts an Enterprise Risk Management process, during which the critical risks facing the Company are identified, assessed and discussed by TORM’s Senior Management Team and subsequently approved by the Risk Committee. In between the annual Enterprise Risk Management processes, TORM conducts an assessment of the identified critical risks to reconfirm and iterate TORM’s view on the risks.

The objective is that TORM and its shareholders are adequately rewarded for accepting risk, and that the governance structure tailored to oversee risk management is in place. This is to ensure that risks related to core and non-core activities are mitigated to the extent possible. TORM’s risk management framework seeks to provide reasonable assurance that business objectives can be achieved and obligations towards customers, shareholders and employees can be met.

RISK MEASURE
Risks are defined as all events or developments that could significantly reduce TORM’s ability to sustain the long-term value of the Company and to meet expectations of investors and lenders.

Risks are assessed based on a two-dimensional heat map rating system that estimates the consequence of a risk based on financials or reputation and the likelihood of that risk materializing.

GOVERNANCE
TORM’s risk management approach emphasizes Management accountability and oversight. Identified risks are discussed, and responsibility is assigned to the Senior Management Team member most suited to manage the risk. Assigned owners are required to continually monitor risk, implement mitigating actions and evaluate and report on risks for which they bear responsibility.

If the consequence of a risk exceeds the agreed risk tolerance, Management is required to assess if implementation of additional mitigation controls is necessary until the desired risk level is achieved.

TORM’S MAIN RISK EXPOSURE AND TOLERENCE
The Senior Management Team and the Risk Committee discuss and decide on TORM’s risk tolerance to the Company’s main exposures. TORM’s overall risk tolerance and inherited exposure to risks is divided into four main categories, detailed below:

LONG-TERM STRATEGIC RISKS (“RISK-SEEKING”)
TORM aspires to be a sustainable company, which requires a long-term perspective on value creation. In the context of risk management, it means taking an active role in addressing risks related to long-term value creation. Risks and opportunities beyond the immediate strategy window are monitored by TORM’s Senior Management Team and incorporated in corporate strategic planning. Industry-changing risks such as the substitution of oil for other energy sources

RISK MANAGEMENT

and technological changes have the possibility to alter the landscape of the markets that TORM serves and radically change transportation patterns. These risks are considered to have a relatively high potential impact but are considered as long-term risks.

INDUSTRY AND MARKET-RELATED RISKS
(“RISK-TOLERANT”)
TORM’s business is sensitive to changes in market-related risks such as changes in the global economic situation, changes in product tanker freight rates and changes in bunker prices. It remains a cornerstone of the Company’s strategy to actively pursue this type of risk by taking positions to benefit from fluctuations in freight rates.

OPERATIONAL AND COMPLIANCE RISKS (“RISK-AVERSE”)
Adequate management of operational and compliance risks within TORM’s risk tolerance limits is a prerequisite for TORM to succeed as a tanker owner and operator.

TORM aims to maintain its position as a quality operator with high focus on operating vessels in a safe and reliable manner. TORM constantly focuses on reducing potentially severe risks with respect to environment, health, safety and compliance. This is achieved by a strong integrated platform, where cross-functional collaboration ensures that rigorous procedures and standardized controls are maintained to the highest quality.
FINANCIAL RISKS (“MODERATELY RISK-AVERSE/RISK NEUTRAL”)
Management believes that a prudent approach to financial risks benefits the Company the most. TORM’s global presence means that its financial position is exposed to a number of risk factors including interest rate, foreign exchange, credit and liquidity risks.

TORM’S CURRENT RISK ROFILE
The Risk Committee and the Senior Management Team of TORM confirm that they have carried out a robust assessment of the principal risks facing the Company.

All risks are repeated from 2017, albeit with slight changes. TORM’s Top Risks are depicted in the heat map on page 42. When quantifying the risks, the measure is near-term effects, typically related to a 12 to 24-month horizon.

Throughout 2018, TORM saw continued volatility in the product tanker market. With a low coverage ratio going into 2019, the Company is exposed to potentially adverse market conditions; consequently, the market risk related to freight rates and bunker prices remains high.

The cyclical nature of TORM’s industry may pressure the capital structure, if not managed, and harm TORM’s ability to withstand periods of low profitability. TORM has strong focus on leverage levels and the liquidity reserve. Likelihood increases slightly, as capital expenditure related to newbuildings for 2019 are higher compared to 2018.

TORM is exposed to cyclical asset prices, and consequently the market risk remains high within vessel sale and purchase activities. This risk is closely related to freight rate risk and capital structure risk. The likelihood of subdued freight rates is considered slightly higher today due to the freight rate volatility seen during 2018. The consequence of this risk is considered to be lower today due to TORM’s proven ability to execute in the second-hand and newbuilding markets.

Risks within the Company’s immediate sphere of control, including technical costs and legal compliance, have remained stable at a low level due to strong continuous focus, an integrated platform and efficient controls. The risk of not meeting quality requirements from oil majors is deemed to increase slightly due to the introduction of a new vetting regime at the end of 2018.

The risk of a severe vessel accident such as an environmental disaster or material and personal damage is deemed to be at the same level as last year.

RISK MANAGEMENT

Uncertainty persists on compliance with the IMO 2020 sulfur regulation and the inherent investment opportunity of installing scrubbers on vessels versus using a low-sulfur fuel alternative.

For a more in-depth description of mandates and sensitivity analysis of the various risks, please see note 19 on pages 121-124.

Please see table on page 43 for a description of each of the risks in the heat map.

RISK MANAGEMENT

TOP RISKS

	Industry or market-related risk				Operational and compliance risk				Financial risk
	A Tanker freight rates	**B Bunker price**	**C Timing of sale and purchase of vessels**	**D Oil major approval**	**E Severe vessel accidents**	**F Technical costs**	**G Legal Compliance "incl. Code of conduct"**	**H 2020 sulfur emission regulation**	**I Capital structure**
What is the risk	Sustained low tanker freight rates or inability to predict and act timely and accurately on freight rate developments.	Unexpected and persistent bunker price increases are not covered by corresponding freight rate increases.	Purchasing and selling vessels timely relative to market developments and business requirements.	A sudden and unexpected breach in quality concerning a single vessel or continuous decrease in quality across the fleet.	A severe vessel accident such as an environmental disaster or material and personal damage.	Maintaining the operating expenses at a competitive cost level, while maintaining the quality of the vessels.	TORM's global presence exposes the Company to threats related to legal or policy non-compliance or ethical misconduct.	Sub-optimal decisions made by the Company relating to scrubber installations.	The cyclical nature of the industry can pressure capital structure, if not managed, and harm TORM's ability to withstand periods of low profitability.
Potential impact	TORM's profitability will be negatively impacted in case of a distressed product tanker market.	Vulnerability to a sustained increase in bunker price and pass-through to charters may not have immediate effect, meaning TORM may bear the full effect of price increases.	TORM is exposed to cyclical asset prices and contracting vessels at too high prices.	The risk of a partial ban of TORM's tanker fleet by one or all oil majors.	TORM's involvement in an environmental disaster will damage the Company's reputation and impair tradability with oil majors.	Unexpected surge in operating expenses driven by unmaintained vessels resulting in off-hire days.	TORM's inability to be compliant with applicable rules and regulations could lead to fines or penalties, reputational damage or the inability to operate in key markets.	Adverse development in the price spread between low-sulfur and high-sulfur fuel alternatives may render the investment a sunk cost.	Sustained low freight rates and declining vessel values could jeopardize the capital structure and refinancing in 2021.
What are the mitigating activities?	TORM's spot-oriented strategy limits possible mitigation. Time charter-outs are considered when terms and pricing are deemed attractive.	In general, TORM does not hedge future bunker expenses. Only when freight income is fixed, does TORM hedge future bunker exposures.	TORM maintains flexibility to manage the composition of the fleet and is well-positioned to pursue opportunities.	TORM's integrated platform with in-house safety, technical and operational staff secures continued focus on quality and high vetting standards both ashore and at sea.	Contingency plans for emergency situations are in place. TORM has high focus on training of seafarers. In addition, response and emergency procedures are in place.	TORM's Technical Division is organized to be close to the vessels to ensure accountability and focus on identifying and handling risks early.	Compliance and awareness training is mandatory for all employees.	TORM maintains some flexibility in terms of making the investment decision on installation of scrubbers on vessels.	TORM has a healthy capital structure, and it is a top priority to maintain a long-term sustainable capital structure.

130 YEARS AND LOOKING AHEAD

On 14 January 2019, TORM celebrated its 130-year anniversary as a shipowner. The Company has prospered through numerous historical events and market cycles, while remaining at the forefront of innovation and the new technologies that have influenced and shaped the shipping industry through time.

Today, TORM continues to build on its legacy. With the One TORM platform and strong company values displayed by our dedicated seafarers and onshore employees every day, TORM stands on a strong, yet flexible, foundation that will allow us to keep delivering on our promises for many years ahead.

130 YEARS

SERIOUSLY GOOD AT SHIPPING

1889
The Company is founded by Captain Ditlev E. Torm and Christian Schmiegelow. The fleet grows to four vessels in the first decade.

1905
TORM is listed on Copenhagen Stock Exchange.

1933
The Company expands operations and takes delivery of the first motorized vessel.

1976
TORM takes delivery of its first product tanker vessel TORM Rotna.

1985
The first double-hull vessels are delivered and waste water treatment systems are installed on older vessels.

1991
TORM makes history when it establishes pool partner cooperation with other shipping companies.

2007
With the acquisition of OMI, TORM realizes the greatest fleet increase in the Company's recent history.

2016
TORM completes a corporate reorganization and establishes TORM plc.

2018
TORM was listed on Nasdaq in New York in December 2017 and raised USD 100m in a Private Placement in January 2018. The Company enters into a joint venture with ME Production and GSI to produce and sell scrubbers.

2019
TORM has a newbuilding program counting nine vessels to be delivered until 2020.

FINANCIAL REVIEW 2018

FINANCIAL REVIEW FOR THE YEAR ENDED 31 DECEMBER 2018

Mr. Christian Søgaard-Christensen
Chief Financial Officer, TORM A/S

TORM’s continued improvements and cost containment enabled us to withstand a challenging product tanker market in 2018, and at the same time, to secure additional debt and equity financing for investments. We also achieved compliance with the US Sarbanes-Oxley Act in 2018, thereby enhancing our corporate governance.
Christian Søgaard-Christensen, CFO

FINANCIAL RESULTS
In 2018, TORM activities resulted in a net loss of USD 35m resulting in a loss per share (EPS) of USD 0.48 in 2018 compared with a positive EPS of USD 0.04 in 2017. The lower result in 2018 was mainly due to a reduction in freight rates following a subdued freight market for product tankers.

In 2018, the operating profit decreased by USD 37m to USD 3m. This decrease was also primarily due to the lower freight rates.

In 2018, total revenue was USD 635m compared to USD 657m in 2017, and TCE earnings decreased from USD 397m to USD 352m. The decrease in TCE earnings was primarily attributable to a softer freight market in 2018 compared to 2017. In 2018, TORM had approximately the same amount of available earning days compared to 2017.

FINANCIAL REVIEW 2018

TORM’s total assets increased by USD 67m in 2018 to USD 1,714m, of which the carrying amount of vessels, capitalized dry-docking and prepayments on vessels amounted to USD 1,442m compared to USD 1,383m in 2017. During the year, TORM took delivery of four LR2 vessels and sold two older Handysize vessels and two older MR vessels as a part of the ongoing renewal of the tanker fleet. Furthermore the two chartered-in vessels TORM Marie and TORM Margrethe were redelivered during the year.

In 2018, total equity increased by USD 56m to USD 847m from USD 791m in 2017. The increase is primarily related to the Private Placement in January 2018 where TORM raised USD 100m in new Class A common shares. The negative result for the year had an offsetting effect on the equity. The market value adjustments on derivatives held for hedge accounting also had a negative effect on the equity of USD 7m. The Return on Equity (RoE) decreased from 0.3% in 2017 to -4.3% in 2018.

In 2018, TORM’s total liabilities increased by USD 11m

to USD 867m. In 2018, the mortgage debt and bank debt related to the vessels were kept at the same level as in 2017 due to scheduled repayments and drawdowns on loan agreements and new loan facilities following the delivery of the newbuildings delivered in 2018.

In 2018, invested capital increased by USD 63m to USD 1,469m as of 31 December 2018. In addition, Return on Invested Capital (RoIC) decreased by 2.7%-points from 2.8% to 0.1%.

In 2018, the Net Asset Value per share based on broker values decreased to USD 11.6 from USD 12.8 in 2017 mainly due to decreasing vessel prices.

KEY HIGHLIGHTS

USDm	2018	2017	Change

Income Statement
Revenue	635	657	-22
Time charter equivalent (TCE)	352	397	-45
Gross profit	169	200	-31
EBITDA	121	158	-37
Operating profit/(loss) (EBIT)	3	40	-37
Financial items	-36	-36	-
Net profit/(loss) for the year	-35	2	-37

Balance Sheet
Non-current assets	1,445	1,385	60
Total assets	1,714	1,647	67
Equity	847	791	56
Total liabilities	867	856	11

FINANCIAL REVIEW 2018

LIQUIDITY AND CASH FLOW
Total cash and cash equivalents amounted to USD 127m at the end of 2018, resulting in a net decrease in cash and cash equivalents for the year of USD 7m compared to 2017.

As of 31 December 2018, TORM had undrawn credit facilities totalling USD 279m, consisting of a USD 75m Working Capital Facility, a USD 70m facility financing the Company’s LR1 newbuildings and one MR newbuilding, a USD 88m facility financing the MR vessels under construction, and a USD 46m facility subject to documentation.

As of 31 December 2018, TORM had CAPEX commitments of USD 258m related to the LR1 and MR newbuildings.

In 2018, net cash inflow from operations decreased from USD 110m in 2017 to USD 71m due to the lower freight rates and an increase in port expenses, bunkers and commissions.

Net cash outflow from investing activities amounted to USD 176m in 2018. The cash was used on tangible fixed assets, primarily related to the four delivered LR2 vessels (TORM Herdis, TORM Hermia, TORM Hellerup and TORM Hilde), prepayments in relation to the MR and LR1 newbuildings to be delivered in 2019 and early 2020 as well as capitalized dry-docking, partly offset by sale of vessels during 2018. In 2017, the net cash outflow from investments was USD 114m.

Net cash inflow from financing activities amounted to USD 96m in 2018, compared to a cash inflow of USD 63m in 2017. Repayment on mortgage debt, bank loans and financial leases amounted to USD 114m in connection with scheduled repayments and vessel sales during the year. Additional borrowings generated a cash inflow of USD 115m. The Private Placement in January 2018 contributed with USD 97m in net proceeds. TORM did not pay out any dividends during 2018.

KEY HIGHLIGHTS	2018	2017	Change
Key figures
Invested capital in USDm	1,469	1,406	63
Net Asset Value (NAV) per share	11.6	12.8	-1.4
Return on Invested Capital (RoIC)	0.1%	2.8%	-2.7%-points
Return on Equity (RoE)	-4.3%	0.3%	-4.6%-points
Basic earnings per share (EPS)	-0.48	0.04	-0.52

FINANCIAL REVIEW 2018

TANKER FLEET
Revenue in the tanker fleet decreased by 3.3% to USD 635.4m in 2018 from USD 657.0m in 2017, and TCE earnings decreased by 11.3% to USD 352.3m in 2018 from USD 397.1m in 2017. The decrease in TCE earnings was primarily due to a subdued product tanker freight market in 2018 compared to 2017.

The first half of 2018 continued a trend from 2017 that saw healthy consumer-driven demand for refined oil products offset by inventory drawdown. The drawdowns resulted in a loss of potential trade of 4% over the period. In the third quarter of 2018, freight rates reached historically low levels due to reduced trading volumes and continued cargo cannibalization by newbuilt crude tankers opting for clean cargos on their maiden voyage. Towards the end of 2018 and early 2019, the broader tanker markets have experienced a significant recovery with freight rates reaching levels last seen in the winter period towards the end of 2015 and beginning of 2016.

In the LR2 fleet, the average TCE rates decreased by 5% between 2018 and 2017, resulting in a decrease in earnings of USD 3.5m. The available earning days in the LR2 fleet increased by 18% in 2018 compared to 2017 due to the delivery of the four LR2 vessels during the year, resulting in an increase in TCE earnings of USD 9.9m.

The average TCE rates in the LR1 fleet were 6% lower than in 2017, resulting in a decrease in the TCE of USD 2.0m. The available earning days in the LR1 fleet were unchanged during the year.

In 2018, the available earning days in the MR fleet increased by 187 days, equaling an increase of 1% compared with 2017. The TCE rates decreased by 13%, resulting in total earnings of USD 233.6m, a decrease of USD 33.6m.

In the Handysize fleet, the TCE rates were 19% lower in 2018 compared to 2017, resulting in a decrease in earnings of USD 5.6m. There was a decrease in available earning days of 25% in 2018 due to vessel sales in 2017 and 2018, resulting in a decrease of earnings of USD 10.0m.

CHANGE IN TIME CHARTER EQUIVALENT EARNINGS IN THE TANKER FLEET
USDm	Handysize	MR	LR1	LR2	Total
Time charter equivalent earnings 2017	39.9	267.2	34.2	55.8	397.1
Change in number of earning days	-10.0	2.8	-	9.9	2.7
Change in freight rates	-5.6	-36.4	-2.0	-3.5	-47.5
Time charter equivalent earnings 2018	24.3	233.6	32.2	62.2	352.3

Earnings data

		2018
USDm	2017 Full year	Q1	Q2	Q3	Q4	Full year	% change full year

LR2 vessels
Available earning days	3,419	1,012	1,089	917	1,009	4,027	18%
Owned	2,461	742	847	824	920	3,333	35%
T/C	958	270	242	93	89	694	-28%
Spot rates ¹⁾	13,158	11,714	11,393	12,930	15,492	12,893	-2%
TCE per earning day ²⁾	16,304	15,026	14,190	15,420	17,162	15,425	-5%
LR1 vessels
Available earning days	2,483	629	628	640	587	2,484	0%
Owned	2,483	629	628	640	587	2,484	0%
T/C	-	-	-	-	-	-	-
Spot rates ¹⁾	13,881	14,638	11,805	10,126	15,403	13,063	-6%
TCE per earning day ²⁾	13,771	14,635	11,403	11,485	14,534	12,982	-6%
MR vessels
Available earning days	17,995	4,492	4,624	4,502	4,564	18,182	1%
Owned	17,561	4,312	4,442	4,318	4,389	17,461	-1%
T/C	432	180	182	184	175	721	67%
Spot rates ¹⁾	14,604	14,083	12,272	9,569	14,072	12,689	-13%
TCE per earning day ²⁾	14,850	14,320	13,005	10,051	13,993	12,847	-13%
Handysize vessels
Available earning days	3,263	646	637	643	524	2,450	-25%
Owned	3,263	646	637	643	524	2,450	-25%
T/C	-	-	-	-	-	-	-
Spot rates ¹⁾	12,020	11,540	11,708	7,070	9,497	9,939	-17%
TCE per earning day ²⁾	12,239	11,905	11,887	6,669	9,306	9,970	-19%
Total
Available earning days	27,160	6,778	6,978	6,702	6,684	27,141	0%
Owned	25,768	6,329	6,554	6,425	6,420	25,726	0%
T/C	1,390	450	424	277	264	1,415	2%
Spot rates ¹⁾	14,058	13,770	12,193	9,919	13,961	12,479	-11%
TCE per earning day ²⁾	14,621	14,225	12,944	10,598	14,152	12,982	-11%
¹⁾ Spot rate = Time Charter Equivalent Earnings for all charters with less than six months’ duration = Gross freight income less bunker, commissions and port expenses.
²⁾ TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.

FINANCIAL REVIEW 2018

OPERATION OF VESSELS
In 2018, the charter hire cost in the tanker fleet decreased by USD 6.0m to USD 2.5m compared to USD 8.5m in 2017. The decrease in the charter hire cost was caused by the redelivery of two vessels in 2018.

The development in operating expenses is summarized in the table below. The table also summarizes the operating data for the Company’s fleet of owned and bareboat-chartered vessels.

Operating expenses (OPEX) for the fleet decreased by USD 8.0m to USD 180.4m in 2018 compared to USD 188.4m in 2017, mainly due to a strong focus on reducing the OPEX. On a per-day-basis, OPEX decreased by 4% in 2018.

The total fleet of owned vessels had 1,046 off-hire and dry-docking days, corresponding to 4% of the operating days in 2018. This compares to 914 off-hire days in 2017, or 3% of the number of operating days.

ADMINISTRATIVE EXPENSES AND OTHER OPERATING EXPENSES
Total administrative expenses and other operating expenses amounted to USD 49.8m in 2018, compared with USD 45.4m in 2017. The increase was mainly due to an increasing number of employees and expenses related to redelivery of vessels.

FINANCIAL INCOME AND EXPENSES
Net financial expenses in 2018 were USD 36.0m compared to USD 36.3m in 2017. New mortgage debt and bank loans obtained during the year have replaced the repayments, causing both the level of mortgage debt and bank loans and the net financial expenses to be at the same level as in 2017.

TAX
Tax for the year amounted to an expense of USD 1.6m compared to an expense of USD 0.8m in 2017. The increase was mainly due to adjustments of deferred tax assets and tax on intra group dividends.

CHANGE IN OPERATING EXPENSES

USDm	Handysize	MR	LR1	LR2	Total
Operating expenses 2017	22.5	119.5	18.6	27.8	188.4
Change in operating days	-6.2	2.0	-	5.0	0.8
Change in operating expenses per day	-0.8	-1.7	-1.3	-5.0	-8.8
Operating expenses 2018	15.5	119.8	17.3	27.8	180.4

OPERATING DATA

USD/day	Handysize	MR	LR1	LR2	Total
Operating expenses per operating day in 2017	6,508	6,435	7,286	7,608	6,673
Operating expenses per operating day in 2018	6,201	6,344	6,787	6,462	6,389
Change in the operating expenses per operating day in %	-5%	-1%	-7%	-15%	-4%

Operating days in 2018 ¹⁾	2,499	18,879	2,555	4,308	28,241
- Offhire	20	159	15	30	224
- Dry-docking	30	529	57	206	822
+/- Bareboat contracts in/out	-	-730	-	-739	-1,469
+ Vessels chartered-in	-	721	-	694	1,415
Available earning days 2018	2,449	18,182	2,483	4,028	27,141

¹⁾ Including bareboat charters.

FINANCIAL REVIEW 2018

ASSESSMENT OF IMPAIRMENT OF ASSETS
Management has followed the usual practice of performing a review of impairment indicators every quarter and presenting the outcome to the Audit Committee. The Audit Committee evaluates the impairment indicator assessment and prepares a recommendation to the Board of Directors. The recoverable amount of the assets is calculated by assessing the fair value less costs to sell and the value in use of the significant assets within the tanker fleet.

When assessing the fair value less costs to sell, Management included a review of market values calculated as the average of two internationally recognized shipbrokers’ valuations. The shipbrokers’ primary input is deadweight tonnage, yard and age of the vessel. The assessment of the value in use was based on the net present value of the expected future cash flows. The key assumptions are related to future developments in freight rates, operating expenses and to the weighted average cost of capital (WACC) applied as discounting factor in the calculations.

As of 31 December 2018, Management performed a review of the recoverable amount of the assets by calculating the recoverable amount (being higher of fair value less costs to sell and value in use) of the significant assets including goodwill within the tanker fleet. As of 31 December 2018, the recoverable amount of the Tanker Segment was based on the value in use. Based on this review, Management concluded that the value in use of the assets within the Tanker Segment was materially equivalent to the carrying amount.

The assessment of the value in use of the Tanker Segment was based on the present value of the expected future cash flows. The freight rate estimates in the period 2019-2021 are based on the Company’s business plans. Beyond 2021, the freight rates are based on the Company’s 10-year historical average rates. Please refer to Note 7 for further details.

The Company will continue to monitor developments on a quarterly basis for indications of impairment.

PRIMARY FACTORS AFFECTING RESULTS OF
OPERATIONS
TORM generates revenue by charging customers for the transportation of refined oil products and crude oil, using the Company’s tankers. The Company’s focus is on maintaining a high quality fleet, and TORM actively manages the deployment of the fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters.

TORM believes that the important measures for analyzing trends in the results of its operations of tankers consist of the following:

Time charter equivalent (TCE) earnings per available earning day
TCE earnings per available earning day is defined as revenue less voyage expenses divided by the number of available earning days. Voyage expenses primarily consist of port and bunker expenses that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions, freight and bunker derivatives. TORM believes that presenting revenue net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. Under time charter contracts, the charterer pays the voyage expenses, while under voyage charter contracts the shipowner pays these expenses. A charterer has the choice of entering into a time charter (which may be a one-trip time charter) or a voyage charter. TORM is neutral as to the charterer’s choice, because the Company will primarily base its financial decisions on expected TCE rates rather than expected revenue. The analysis of revenue is therefore primarily based on developments in TCE earnings.

Spot charter rates
A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight rate per ton of cargo or a specified total amount. Under spot market voyage charters, TORM pays voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargos for shipment and the number of vessels available at any given time to transport these

FINANCIAL REVIEW 2018

cargos. Vessels operating in the spot market generate revenue that is less predictable but may enable the Company to capture increased profit margins during periods of improvements in tanker rates.

Time charter rates
A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily or monthly rate. Under time charters, the charterer pays voyage expenses such as port, canal and bunker costs. Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favourable market conditions.

Available earning days
Available earning days are the total number of days in a period when a vessel is ready and available to perform a voyage, meaning the vessel is not off-hire or in dry-dock. For the owned vessels, this is calculated by taking operating days and subtracting off-hire days and days in dry-dock. For the chartered-in vessels, no such calculation is required, because charter hire is only paid on earning days and not for off-hire days or days in dry-dock.

Operating days
Operating days are the total number of available days in a period with respect to the owned vessels, before deducting unavailable days due to off-hire days and days in dry-dock. Operating days is a measurement that is only applicable to the owned vessels, not to the time chartered-in vessels.

Operating expenses per operating day
Operating expenses per operating day are defined as crew wages and related costs, the costs of spares and consumable stores, expenses relating to repairs and maintenance (excluding capitalized dry-docking), the cost of insurance and other expenses on a per-operating-day basis. Operating expenses are only paid for owned vessels. The Company does not pay such costs for the time chartered-in vessels, as they are paid by the vessel owner and instead factored into the charter hire cost.

ACQUISITIONS AND CAPITAL EXPENDITURE
As of 31 December 2018, TORM had a total of nine vessels under construction: two LR1 newbuildings and seven MR vessels. The LR1s are expected to be delivered in the fourth quarter of 2019, and the MRs are expected to be delivered in 2019 and in the first quarter of 2020. The value of the prepayments included in the total asset value amounts to USD 45.5m compared to USD 88.4m in 2017. The decrease is due to the delivery of the four LR2 vessels (TORM Herdis, TORM Hermia, TORM Hellerup and TORM Hilde) in 2018.

RETURNS TO SHAREHOLDERS
The Board of Directors proposes that no dividend be declared for 2018.

GOING CONCERN
The financial position of the Group, its cash flows, liquidity position and borrowing facilities are set out on pages 45-51. As of 31 December 2018, TORM’s available liquidity including undrawn facilities was USD 406m, hereof a cash position of USD 127m. TORM’s net interest-bearing debt was USD 627m, and the net debt loan-to-value ratio was 53%. Further information on the

Group’s objectives and policies for managing its capital, its financial risk management objectives and its exposure to credit and liquidity risk can be found in Note 19 to the financial statements. The principal risks and uncertainties facing the Group are set out on pages 121-124.

The Group monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants within its loan facilities, details of which are in Note 2 to the financial statements. Sensitivity calculations are run to reflect different scenarios including, but not limited to, future freight rates and vessel valuations, in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required.

FINANCIAL REVIEW 2018

The Board of Directors has considered the Group’s cash flow forecasts and the expected compliance with the Company’s financial covenants for a period of not less than 12 months from the date of approval of these financial statements. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, the Group will be able to continue in operational existence and comply with its financial covenants for the foreseeable future. Accordingly, the Group continues to adopt the going concern basis in preparing its financial statements.

LONG-TERM VIABILITY STATEMENT
In accordance with provision C.2.2 of the UK Corporate Governance Code, the Board of Directors confirms that they have a reasonable expectation that the Group will continue in operation and meet its liabilities as they fall due for the three-year period ended 31 December 2021. This period has been selected for the following reasons:
•	The general volatility and uncertainty in the product tanker market leads to a significant increase in the degree of judgement and uncertainty beyond a three-year period
•	Three years is generally in line with the forecast horizon for external equity analysts covering the shipping sector
•	TORM will have paid its commitments relating to the Company’s nine newbuildings and will as of 31 December 2021 not have any currently known off-balance sheet liabilities
•	TORM will within the period need to refinance the majority of its current outstanding debt facilities
The assessment of the Board of Directors has been made with reference to the Group’s current financial position and prospects. The assessment of financial performance and cash flows is primarily dependent on the expectations to:

•	Successful refinancing of debt with maturity payment of USD 283m in the second half of 2021
•	Demand-supply picture in the product tanker sector including the expected vessel values and freight rates achieved by the Group
•	Development of the fleet
•	Operational expenditure
•	Capital expenditure covering newbuildings and maintenance of the existing fleet including installation of scrubbers and ballast water management systems
•	Interest rates

The expected financial performance and cash flows are based on the same underlying assumptions as used in TORM’s general financial planning. These assumptions are consistent with those used in the Group’s impairment calculations. Further details are provided in Note 7 to the financial statements. Vessel values used in forecasting compliance with financial covenants are based on the latest market valuations from independent recognized shipbrokers. The expected outlook has been subject to a stress test and sensitivity analysis over the three-year period, using a conservative outlook for the product tanker sector with sensitivities including freight rates and vessel values. The Board of Directors has also considered the risks associated with the above-mentioned refinancing of the debt facilities that mature within the three-year period. Further details on TORM’s principal risks and uncertainties are set out on pages 121-124.

The Board of Directors monitors on an ongoing basis if TORM is moving towards a covenant breach in order to incorporate any mitigating actions in due course. Based on the sensitivity analysis, the Board of Directors does not currently expect that TORM will breach its financial covenants including experience a liquidity shortfall over the three-year forecast period. However, should the product tanker market (in terms of either freight rates or vessel values) materialize significantly below TORM’s expectations for a prolonged period, there is a risk of a covenant breach after the 12-month Going Concern period, which would require mitigating actions and appropriate waivers.

On behalf of TORM plc

Christian Søgaard-Christensen
Chief Financial Officer, TORM A/S
12 March 2019

CHAIRMAN’S INTRODUCTION

Mr. Christopher H. Boehringer, Chairman of TORM’s Board of Directors

For TORM, good corporate governance represents the framework and guidelines for business management and aims to ensure that the Company is managed in a proper and orderly manner, consistent with applicable laws and regulations.

It is important for the Board of Directors that TORM maintains a transparent governance structure and operational set-up with all elements of the operating platform integrated under the One TORM strategy. The Board of Directors believes this is in the best interests of all key stakeholders and will support TORM as the Reference Company in the product tanker industry.

ACHIEVEMENTS
Following the successful listing of TORM plc on Nasdaq in New York in December 2017, a primary focus for the Board of Directors has been to ensure compliance with the Sarbanes-Oxley Act. An Act to protect investors by improving the accuracy and reliability of corporate reporting, to enhance financial disclosures and combat corporate and accounting fraud. To achieve the comprehensive requirements, TORM has throughout the year had a significant focus on the Internal Control over Financial Reporting across all levels in the organization and stressed the importance hereof. Controls in place to support the management certification have been subject to independent assessment and provided another dimension to the Board oversight.

Throughout 2018 TORM has tested the Company’s digital infrastructure resilience against potential breaches or failures through intentional actions such as attacks on the Company’s cyber security. In doing so TORM was able to increase awareness and establish business continuity and emergency plans to combat future cyber security threats. In line with the General Data Protection regulation which entered into force in May 2018, TORM increased its Cyber Awareness Training, enhancing the competences of all employees.

THE UK CORPORATE GOVERNANCE CODE
This year, TORM is reporting against the 2016 UK Corporate Governance Code (the Code) available at www.frc.org.uk. The Company complies with 52 out of 55 provisions.

DIVERSITY
TORM recognizes that it has an obligation to its customers, shareholders, employees and other stakeholders to develop the Company’s talent pool irrespective of attributes such as gender, religion, sexuality, nationality, ethnicity or disabilities. As stated in TORM’s Business Principles under "Respecting People", the Company does not accept discrimination with respect to any of the above. TORM works towards a diverse workplace, in which everyone is included and respected, and in which well-being at work is regarded as a shared responsibility.

TORM’s largest shareholder, OCM Njord Holdings S.a.r.l. (Oaktree), holds 64.4% of TORM’s A-shares. However, TORM’s key minority shareholder protection rights imply that TORM’s Minority Director maintains approval rights over Reserved Matters such as related party transactions, larger business acquisitions and the issuance of certain share, warrant or convertible debt instruments.

TORM has a distribution policy with the intention to distribute 25-50% of net income semi-annually via dividends or share repurchases. The Board of Directors believes that this policy strikes a balance between retaining financial and strategic flexibility and allowing shareholders to benefit directly from TORM’s positive financial results.

For the first half of 2018, TORM did not distribute any dividend payments to its shareholders. The Board of Directors further proposes that no dividend be declared for the second half of 2018. For further details on distributions to shareholders in 2018, please see the “Investor Information” section on pages 81-83.

CORPORATE GOVERNANCE

THE BOARD OF DIRECTORS
The Board of Directors is entrusted with the overall responsibility for the Company. The duties of the Directors include establishing policies for strategy, accounting, organization, finance and the appointment of executive officers. The Board of Directors governs the Company in accordance with the limits prescribed by the Articles of Association or by any special resolution of the shareholders. The Board of Directors is also overall responsible for the Company’s internal controls and risk assessment. This is described in further detail in the “Risk Management” section of the “Strategic Report” and in the “Audit and Risk Committee Reports”.

The Board delegates day-to-day responsibility for running the Company to the Executive Director and passes certain responsibilities to various Board committees.

The Board of Directors has six prescheduled meetings on an annual basis held in connection with the quarterly result announcements, the approval of the annual budget and the Annual General Meeting. The actual meeting frequency is in general higher, as extraordinary meetings are held to account for specific matters. In 2018, the Board of Directors had 15 meetings.

TORM has a one-tier management system in place. This means that Executive Director Mr. Jacob Meldgaard serves on TORM plc’s Board of Directors and as the Chief Executive Officer of TORM A/S – the main subsidiary within the TORM Group

The Board of Directors of TORM plc consists of Mr. Christopher H. Boehringer as Chairman and Non-Executive Director, Mr. David N. Weinstein as Deputy Chairman, Senior Independ-ent Director, Minority Director and Non-Executive Director, Mr. Torben Janholt as Non-Executive Director, Mr. Göran Trapp as Non-Executive Director and Mr. Jacob Meldgaard as Executive Director. In addition, TORM plc has three Board Observers who attend most of the Board meetings. The Board Observers are Mr. Lars Bjørn Rasmussen, Mr. Rasmus J. Skaun Hoffmann (both employee-elected in TORM A/S) and Mr. Jeffrey S. Stein (Deputy Minority Director).

In accordance with the Corporate Governance Code Provision C.3.1, the Directors, with the exception of the B-Director who is not appointed for a specified term but will continue until removed by the B-shareholder, all retired and were re-elected for a period of two years at TORM plc’s Annual General Meeting on 12 April 2018. Mr. Christopher H. Boehringer, Mr. Torben Janholt and Mr. Göran Trapp were all elected for a two-year period until 2020.

BOARD EVALUATION
In 2018, the Board of Directors conducted a self-evaluation. The evaluation focused on Board accountability and composition, the Board’s role in setting strategy, risk management and succession planning and the effectiveness of the Board committees. The evaluation is in the form of a survey. In line with the Board of Directors’ focus in 2018, the evaluation was extended to cover cyber security, crisis management, gender diversity, succession planning

COMPOSITION OF THE BOARD OF DIRECTORS Members and attendance at meetings held during 2018 Board of Directors	Meetings attended/held
Mr. Christopher H. Boehringer (Chairman)	14/15
Mr. David N. Weinstein (Deputy Chairman and Senior Independent Director)	15/15
Mr. Göran Trapp	15/15
Mr. Torben Janholt	13/15
Mr. Jacob Meldgaard (Executive Director)	15/15
Mr. David Weinstein, Mr. Göran Trapp and Mr. Torben Janholt are considered Independent Directors.

CORPORATE GOVERNANCE

and talent strategy. In addition to the formal Board evaluation, the Board Chairman met each Non- Executive Director individually during the year to discuss their contribution to the Board. The Board will continue to perform an evaluation on an annual basis.

BOARD COMMITTEES
The Board of Directors has established four committees for which formal Terms of Reference have been approved by the Board of Directors and can be found on TORM’s website.

The Audit Committee assists the Board of Directors in supervising and enhancing financial reporting, internal controls and auditing processes.

The Risk Committee is responsible for supervisory oversight and monitors responsibilities with respect to internal controls and risk management.

The Remuneration Committee assists the Board of Directors in reviewing Management’s performance and remuneration as well as the Company’s general remuneration policies.

The Nomination Committee is responsible for maintaining and developing a number of governance procedures and evaluation processes in relation to the Board of Directors.

Further details on the work in the four committees can be found in the individual committee reports.

MANAGEMENT STRUCTURE AND DELEGATION
OF AUTHORITY
The Board of Directors has delegated the day-to-day management of the business to the Executive Director, Mr. Jacob Meldgaard. This includes the Company’s operational development and responsibility for implementing the strategies and overall decisions approved by the Board of Directors. The Executive Director also serves as Chief Executive Officer in the Group’s largest subsidiary, TORM A/S.

Transactions of an unusual nature or of major importance may only be effected by the Executive Director based on a special authorization granted by the Board of Directors. If certain transactions cannot await approval by the Board of Directors due to their urgency, the Executive Director shall, taking into consideration the interests of the Company to the extent possible, obtain the approval by the Chairman and ensure that the Board of Directors is subsequently informed. Any transaction shall always be subject to the authorizations stated in the Company’s Articles of Association, including any required approvals by the Minority Director.

The Executive Director is assisted by the Senior Management Team in the day-to-day management of the business. The Senior Management Team consists of the following employees in TORM A/S (in addition to the Executive Director): Mr. Christian Søgaard-Christensen (Chief Financial Officer), Mr. Lars Christensen (Senior Vice President and Head of Projects) and Mr. Jesper S. Jensen (Senior Vice President and Head of Technical Division). The Senior Management Team holds weekly meetings. In December 2018, Mr. Christian Søgaard-Christensen tendered his resignation as Chief Financial Officer (CFO) in TORM A/S; however, he will continue his normal duties as CFO during a transition period and will continue to attend the Board meetings.

The Senior Management Team members are individually responsible for further authority delegation within the organization. TORM maintains an overview of mandates and authorities for different levels within the organization.

SHAREHOLDER COMMUNICATION
To ensure consistent communication to all investors, quarterly and annual financial statements and other stock exchange announcements are the main channels of communication. In 2018, TORM maintained regular capital market contact through analyst and industry presentations, investor meetings and conference calls. Roadshows are primarily held in Copenhagen and in the major European and US financial centers.

CORPORATE GOVERNANCE

SELECTED MINORITY PROTECTION PROVISIONS IN TORM’S ARTICLES OF ASSOCIATION
TORM’s central corporate governance provisions aim to ensure appropriate minority shareholder protection. The key provisions include:

•
The appointment of a Minority Trustee who shall hold a B-share giving the Minority Trustee the right to appoint a Minority Director, namely the Deputy Chairman of the Board. The Minority Director has approval rights over Reserved Matters such as related party transactions, larger business acquisitions and the issuance of certain share, warrant or convertible debt instruments

•	The appointment of a Board Observer and alternates for the Minority Director

The B-share has no other rights than the right to elect one member of the Board of Directors and one Board Observer in TORM. The Minority Trustee will exercise this voting right on behalf of all A-shareholders other than Oaktree Capital Management (Oaktree) and its affiliates. Further, a single redeemable and non-transferable C-share has been issued to Oaktree in order to give Oaktree sufficient voting rights to elect all Board members other than the Minority Director (and employee representatives) and to vote for amendments to TORM’s Articles of Association with the exception of certain minority protection rights. The C-share has no voting rights on any other matters.

Both the B-share and the C-share will be redeemed
by TORM upon a reduction in Oaktree’s shareholding below 1/3 of the issued and outstanding shares in TORM.

The Articles of Association are available on TORM’s website www.torm.com/about-torm.

CORPORATE GOVERNANCE CODE
This year, TORM is reporting against the 2016 UK Corporate Governance Code (the Code) available at www.frc.org.uk. The Code sets out principles to apply and provisions which operate on a “comply or explain” basis. TORM’s Corporate Governance Statement is available at http://www.torm.com/about-torm. The following Corporate Governance Report, including the reports of the Audit, Risk, Nomination and Remuneration Committees, outlines how the Company has applied the Code’s principles and provisions.

TORM has considered the individual provisions and is compliant with 52 out of 55 provisions. TORM is not in compliance with the provisions outlined below because of business decisions taken after careful consideration by the Board of Directors. Based on the explanations provided below, no plan is currently in place to attain compliance with the below recommendations.

•
Provision B.2.3 and Provision B.7.1 – The Non-Executive Directors should be appointed for a specified term, and no longer than a three-year term. The B-Director is not appointed for a specified term but will continue until removed by the B-shareholder. The Company believes that continuity in the B-Director role is important, as this Director serves as a representative for the minority shareholders. The B-shareholder, who represents the minority shareholders, can replace the B-Director at any time.

•
Provision D2.1 – The board should establish a remuneration committee of at least three independent non-executive directors. In addition, the company chairman may also be a member of, but not chair, the committee if he or she was considered independent on appointment as chairman. The Chairman, Mr. Boehringer, has been appointed as Chairman of the Remuneration Committee. However, given his association with the controlling shareholder and their alignment of interest with regard to remuneration, the Board believes it to be appropriate for Mr. Boehringer to chair that Committee.

From 2019, TORM will adopt the newly released
UK Corporate Governance Code which applies
to accounting periods beginning on or after
1 January 2019.

An overview of TORM’s position on the individual provisions is available on TORM’s website www.torm.com/about-torm.

BOARD OF DIRECTORS

MR. CHRISTOPHER H. BOEHRINGER
Non-Executive Director and Chairman of TORM’s Board of Directors.

Born: 01-01-1971.
Nationality: Canadian.
Employment: Managing Director, Oaktree Capital Management (Intl) Limited.
Education: BA degree in Economics from Harvard University, CFA Charterholder and an MBA from INSEAD in France, where he graduated with Distinction.

Mr. Boehringer is Chairman of TORM’s Nomination Committee and the Remuneration Committee and a member of the Risk Committee.

Prior to joining Oaktree in March 2006, Mr. Boehringer worked at Goldman Sachs, FITravel Corporation, Warburg Dillon Read/SG Warburg and LTU GmbH & Co.

Other Board directorships: Eolia Renovables de Inversiones and Life Company Consolidation Group Limited.

MR. DAVID NEIL WEINSTEIN
Senior Independent Director and Deputy Chairman of TORM’s Board of Directors.

Born: 22-08-1959.
Nationality: US citizen.
Employment: Senior Investment Banking, Governance and Reorganization Specialist.
Education: Brandeis University, BA Economics and Columbia University School of Law, Juris Doctor.

Mr. Weinstein is a member of TORM’s Audit Committee, Nomination Committee and Remuneration Committee.

Mr. Weinstein has had a number of Board leadership positions in inter alia Seadrill Ltd., The Oneida Group, Deep Ocean Group Holdings AS, Horizon Lines, Inc., Interstate Bakeries Corporation, Pioneer Companies, Inc. and York Research Corporation and has served as Managing Director of Calyon Securities Inc., BNP Paribas, Bank of Boston and Chase Securities Inc.

Other Board directorships: Pacific Drilling S.A.

MR. GÖRAN TRAPP
Non-Executive Director.

Born: 31-01-1962.
Nationality: Swedish.
Employment: Board member.
Education: Stockholm School of -Economics,
MSc Economics and Business Administration (Majoring in Finance, 1983-1987).

Mr. Trapp is Chairman of TORM’s Audit Committee and Risk Committee.

Mr. Trapp was with Morgan Stanley from 1992 to 2013 where he started as crude oil trader, then became Head of Oil Products Trading Europe & Asia, Global Head of Oil Trading and Head of Commodities EMEA. Prior to joining Morgan Stanley, Mr. Trapp was crude oil trader at Statoil.

Other Board directorships: Chairman of Madrague Capital Partners AB and Energex Partners Ltd.

BOARD OF DIRECTORS

MR. TORBEN JANHOLT
Non-Executive Director.

Born: 11-10-1946.
Nationality: Danish.
Employment: CEO of Pioneer Marine Inc., Pioneer Marine Hellas S.A. and Just Water ApS.
Education: IESE, Barcelona (2012/2008), Harvard, Copenhagen (Board of Directors Program) (2011), IMD, Lausanne (2010/2007/2003/2000/1999), CEDEP/INSEAD Management School, Fontainebleau (1990), Niels Brock Business College, Copenhagen (Certificate in Business Administration, 1974).

Mr. Janholt is a member of TORM’s Audit Committee, Risk Committee and Remuneration Committee.

Mr. Janholt has been the CEO and President for J. Lauritzen A/S from 1998 to 2013 and Chairman of the Danish Shipowners’ Association from 2005 to 2009 and holds a number of management duties/directorships.

Other Board directorships: Chairman of Otto Suenson & Co. A/S, Board member of Pioneer Marine Inc. Singapore, Pioneer Marine Hellas S.A., A/S United Shipping & Trading Company, Bunker Holding A/S, Uni-Chartering A/S, Uni-Tankers A/S.

MR. JACOB MELDGAARD
Executive Director.

Born: 24-06-1968.
Nationality: Danish.
Education: Copenhagen Business School, Denmark (Bachelor’s degree in International Trade), Wharton Business School and Harvard Business School, USA (Advanced Management Program).

Mr. Jacob Meldgaard has been Chief Executive Officer since 1 April 2010. Before this, Mr. Meldgaard served as Executive Vice President at Dampskibsselskabet NORDEN A/S and held a number of management positions in J. Lauritzen A/S and
A. P. Møller-Mærsk.

Other Board directorships: Board member of Danish Ship Finance, SYFOGLOMAD Ltd., Danish Shipping and The TORM Foundation.

AUDIT COMMITTEE REPORT

Mr. Göran Trapp
Chairman of TORM’s Audit Committee

CHAIRMAN’S STATEMENT
Dear Shareholder

The Audit Committee is pleased to present its report for 2018.

The purpose of this report is to describe how the Audit Committee has carried out its responsibilities during the year. Overall, the role of the Audit Committee is to monitor and review the integrity and quality of the Company’s financial statements, internal control and risk management, audit and risk programs, business conduct and ethics, "whistleblowing" and the appointment and findings of the independent auditor.

The Company applies the requirements of the UK Corporate Governance Code (April 2016) for TORM plc’s year ended 31 December 2018.

In discharging its duties, the Audit Committee seeks to balance independent oversight of the matters within its remit with providing support and guidance to Management.

The Board is satisfied that the Audit Committee meets the independence requirements established and applicable laws, regulations and listing requirements, including the UK Corporate Governance Code.  Members of the Audit Committee have the necessary qualifications and competences relevant to the shipping sector - please see the members’ biographies on pages 59-60. The Chairman of the Audit Committee, Mr. Göran Trapp, has in the judgement of the Board recent and relevant financial experience in order to have the ability to make an independent assessment of the appropriateness of the Company’s financial statements and internal controls as well as the planning and execution of the external audit. The Audit Committee also has access to the financial expertise of the Group and its independent auditors and can seek further professional advice at the Company’s expense, if required.

Nasdaq in New York requires that the Audit Committee of a US-listed company is comprised entirely of Directors who the Board of Directors has determined to be independent. This term is defined under Rule 10A-3 promulgated under the Exchange Act and under the rules of Nasdaq in New York. Mr. Christopher H. Boehringer, a member of the Audit Committee, is not considered independent.

COMPOSITION OF THE AUDIT COMMITTEE Members and attendance at meetings held during 2018 Committee members	Meetings attended/held
Mr. Göran Trapp (Chairman)	5/5
Mr. Christopher H. Boehringer (resigned 14 August 2018)	3/5
Mr. David N. Weinstein (appointed 14 August 2018)	2/5
Mr. Torben Janholt	5/5
Senior Independent Director Mr. David N. Weinstein attended five meetings in total, three as an Observer and two as a member.
Company Chairman Mr. Christopher H. Boehringer attended five meetings in total, two as an Observer and three as a member.

AUDIT COMMITTEE REPORT

Pursuant to phase-in periods for newly listed companies allowed under the rules of Nasdaq in New York, the Company is required to have a fully independent Audit Committee within one year from the date of the listing in New York. As a result, Mr. Christopher H. Boehringer resigned from the Audit Committee on 14 August 2018. The Deputy Chairman and Senior Independent Director Mr. David Weinstein, who has been deemed to meet the independence requirements, was appointed as new independent member of the Audit Committee.

The Board of Directors has determined that Mr. Göran Trapp, who serves as Chairman of the Audit Committee, qualifies as an “Audit Committee financial expert” and that he is “independent” in accordance with SEC rules.

SUMMARY OF THE ROLE OF THE AUDIT
COMMITTEE
The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibilities relating to the oversight of the quality and integrity of the accounting, auditing, financial reporting and risk management of the Company and such other duties as may from time to time be assigned to the Audit Committee by the Board and are required by the rules and regulations of the UK Corporate Governance Code or any securities exchange on which the Company’s securities are traded.

The Audit Committee’s function is one of oversight only and does not relieve the Board of Directors of its responsibilities for preparing financial statements that accurately and fairly present the Company’s financial results and condition, nor the auditors of their responsibilities relating to the audit or review of financial statements. The Audit Committee shall oversee the accounting, financial reporting, risk management processes and the audits of the Company’s financial statements. It also provides advice to the Board on whether the Annual Report as a whole is fair, balanced and understandable. The Audit Committee shall oversee and control the qualifications, independence and performance of the appointed independent auditors.

The formal role of the Audit Committee is set out in its Terms of Reference, which are available at http://www.torm.com/uploads/media_items/terms-of-reference-audit-committee.original.pdf.

MEETINGS
The Audit Committee meets at least four times a year, and the Chief Financial Officer of TORM A/S, the Head of Group Finance at TORM A/S as well as the Company’s independent auditor will normally attend these meetings by invitation. During 2018, the Committee met five times. Mr. Göran Trapp and Mr. Torben Janholt attended all meetings held in 2018 in person. Mr. Christopher H. Boehringer attended all meetings held in 2018 in person. Three were attended in his capacity as a Committee member and two as an Observer. Mr. David N. Weinstein attended all meetings held in 2018 in person or by telephone. Two were attended in his capacity as a Committee member and three as an Observer.

In 2018, the Audit Committee particularly discussed accounting policies and estimates, including the quarterly impairment indicator test of the vessels in the Tanker Segment, the quarterly going concern statement as well as the treatment and impact of the revised IFRS standards. Furthermore, the Audit Committee discussed the internal control environment, the new finance system MS Dynamics NAV 2018 and business ethics compliance.

FINANCIAL REPORTING AND SIGNIFICANT FINANCIAL JUDGEMENTS
The principal matter of judgement considered as significant by the Audit Committee in relation to the 2018 financial statements was the impairment of the vessels in the Tanker Segment. This issue was discussed and reviewed with Management and the independent auditors, and the Audit Committee challenged judgements and sought clarification where necessary.

As explained in note 7 to the financial statements on pages 110-111, it was concluded that neither an additional impairment nor a reversal of the 2016 impairment was necessary, as the value in use was materially equivalent to the carrying amount.

AUDIT COMMITTEE REPORT

In order to determine whether a cash-generating unit (CGU) is impaired, management assesses whether there are any indicators for impairment of the vessels in the Tanker Segment. If such indicators exist, the future discounted net cash flow deriving from the CGU must be estimated. These estimates are based on a number of assumptions including future freight rates, estimated operating expenses, weighted average cost of capital (WACC) and level of inflation.

In view of the softening product tanker market, Management prepared a detailed impairment test for the Audit Committee setting out the key assumptions for the CGU. The Audit Committee challenged these assumptions and judgements to ensure that all material factors were included.

The Audit Committee noted in particular that the freight rates in the years 2019-2021 are consistent with the long-term planning assumptions used by the Company. Further, the Audit Committee discussed with Management on the freight rates beyond 2021 that are based on the Company’s 10-year historical average spot rates consistent with last year. The Audit Committee was satisfied with the freight rates applied.

The Audit Committee was satisfied that the rates used to discount future cash flows appropriately reflected current market assessments of the time value of money and the risk associated with the CGU concerned.

The Audit Committee was satisfied that future cash flows related to operating expenses in the Tanker fleet appropriately reflected current market assessments.

The Audit Committee was satisfied that the most material assumptions on which the impairment assessment is based are appropriate.

For further description please refer to note 7 in the
Financial Statements on pages 110-111.

Effectiveness
In 2018, the Audit Committee carried out a detailed self-assessment by way of questionnaire and discussions facilitated by the Head of Group Finance. Based on the self-assessment, no material concerns arose.

AUDITOR APPOINTMENT AND TENDERING
In 2016, TORM plc, which was newly incorporated, became the holding company of the Group, and Deloitte LLP (UK) has been its independent auditors since then. Prior to that, Deloitte Statsautoriseret Revisionspartnerselskab (Denmark) had been the independent auditors of TORM A/S (now a subsidiary of TORM plc). From a Group perspective, Deloitte Denmark was elected in April 2003 replacing Arthur Andersen, and there has not been an audit tender since that date.

Due to UK transitional provisions, TORM plc will undertake a tender and rotation of the independent audit appointment at the latest after completion of the 2020 audit.

Independent audit
During the year, Deloitte undertook the independent audit and certain non-audit work. They provided the Audit Committee with information and recommendations on the financial statements and internal controls.

In May 2018, the Audit Committee reviewed and approved the terms, areas of responsibility and scope of the 2018 audit as set out in the independent auditors’ engagement letter. During the year, Deloitte provided the Audit Committee with recommendations and updates regarding audit-related services on subjects such as regulatory and statutory reporting, Audit Committee training, etc. The independent auditors are expected to perform the audit according to relevant auditing standards. The Independent Audit Plan was approved in August 2018 and has been successfully completed at the date of this report.

AUDIT COMMITTEE REPORT

Auditor quality assessment
The Audit Committee conducts an annual review of the performance of the independent auditors by a combination of discussions with Management, the quality of written deliverables to the Audit Committee and the quality of dialogue and insights provided during Audit Committee meetings. Having completed this review, the Audit Committee agreed that the audit process, independence and quality of the external audit were satisfactory, and accordingly they will be proposed for reappointment at the forthcoming Annual General Meeting.

Auditor independence and objectivity
The Company has policies and procedures in place to ensure that the independence and objectivity of the independent auditor is not impaired. These include restrictions on the types of services which the independent auditor can provide, in line with the Ethical Standard published by the UK Financial Reporting Council (FRC). Details of the services that the independent auditors cannot be engaged to perform were provided to the Audit Committee in the November 2018 Audit Committee meeting documentation. The policy regarding pre-approval of audit and non-audit fees will be available on request.

Audit and non-audit fees
Full disclosure of the audit and non-audit fees paid during 2018 can be found in note 4 to the consolidated financial statements.

Audit fees:                         USD 0.6m
Non-audit fees:                 USD 0.2m

The independent auditors may be contracted to perform certain non-audit activities. The Audit Committee believes this can be performed without compromising the auditor’s independence and objectivity. The Audit Committee will allocate the non-audit work after considering the Company’s policy on the provision of non-audit services by the Company’s auditors. Copies of the pre-approval procedures are available on request.

Fees relating to the provision of non-audit services by Deloitte amounted to USD 0.1m corresponding to 17% and related primarily to the review of quarterly statements and the filing of Form F-3. The Audit Committee considered that such services were most efficiently provided by the external auditors, as much of the information used in performing such work was derived from audited financial information. In order to maintain the external auditors’ independence and objectivity, the external auditors did not make any decisions on behalf of Management.

Internal audit
The Audit Committee assesses the need for an internal audit function on an annual basis and makes a recommendation to the Board of Directors. The Audit Committee was satisfied that based on the Company’s size, complexity and its internal control environment, the Company can defer the establishment of an internal audit function but must revisit the decision in 2019.

Further, the Audit Committee supported the use of an audit firm to review selected areas when needed or requested by the Audit Committee and/or TORM’s Management.

RISK MANAGEMENT AND INTERNAL CONTROLS
Risk management
The Audit Committee regularly discusses the principles for risk assessment and risk management related to the financial reporting and reviews the Company’s significant risks, including fraud, and their impact on the financial reporting, including stress testing, when relevant. During 2018, the Audit Committee was given a presentation by the risk management team.

The principal risks and uncertainties are outlined in the “Risk Management” section of the “Strategic Report” on pages 40-43.

AUDIT COMMITTEE REPORT

Internal controls
The Board of Directors fulfills its responsibility regarding effectiveness of the risk management and Internal Controls over Financial Reporting (ICFR) through the Audit Committee. As a result of the US listing on Nasdaq in 2017, TORM was required to become compliant with the Sarbanes-Oxley Act (SOX) as of the end of 2018, resulting in increased regulatory requirements. Therefore, Management has, together with the Audit Committee, focused on ensuring that the ICFR meet all relevant requirements.

The ICFR are based on the Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which ensures enabling of best practice and strong control environment. The oversight by the Audit Committee includes the recurring reporting, including management oversight and the outcome of management testing.

Full details of how the business implements its enterprise risk management on a Group basis are set out in the “Risk Management” section of the “Strategic Report” on pages 40-43.

Whistleblowing
The Group’s whistleblower policy, which supports the groupwide Business Principles, is monitored by the Audit Committee. A copy of the Group’s Business Principles is available on TORM plc’s website http://www.torm.com/uploads/media_items/torm-business-priciples.original.pdf.

The Audit Committee received reports providing details of matters reported through the Group’s international, confidential telephone reporting lines and secure e-mail reporting facility, which is operated on its behalf by an independent third party, Holst, Advokater. All matters reported are investigated by Holst, Advokater and reported to the Board of Directors as well as the Audit Committee together with details of any corrective actions taken. The Audit Committee also received reports at each Audit Committee meeting providing details of any fraud losses during the quarter.

Approval
On behalf of the Audit Committee

Mr. Göran Trapp
Chairman of the Audit Committee
12 March 2019

RISK COMMITTEE REPORT

Mr. Göran Trapp
Chairman of TORM’s Risk Committee

CHAIRMAN’S STATEMENT
Dear Shareholder

The Risk Committee is pleased to present its report for 2018.

The Risk Committee is delegated by the Board of Directors to oversee TORM’s risk management and to advise the Board on risk-related matters. The Risk Committee is also responsible for endorsing TORM’s risk policies for Board approval and assessing quality and effectiveness of the companywide risk management program.

The Risk Committee’s Terms of Reference are available at: http://www.torm.com/uploads/media_items/terms-of-reference-risk-committee-13-nov-2018.original.pdf

In 2018, the Risk Committee had focus on understanding risks related to digital infrastructure, IT security and business continuity. The operation of our business processes depends on reliable IT systems. A breach or failure of our digital infrastructure due to intentional actions such as attacks on our cyber security could disrupt our operations. This could damage our operations, result in additional operational costs and have reputational consequences. To mitigate the risk of cyber-attacks, TORM continuously monitors and implements key security procedures and behaviours aimed at preventing recurrence. Moreover, the Risk Committee focused on the risks related to derivatives trading and financial risks as well as risks related to strategic decisions around the Company’s capital structure.
The Risk Committee seeks to balance independent oversight of matters within the scope of the Risk Committee with providing support and guidance to Management. The Risk Committee is confident that the Committee, supported by members of TORM’s Senior Management, has carried out its duties effectively and to a high standard in 2018.

MEETINGS
The Risk Committee normally meets no less than three times a year. The Risk Committee is confident that three annual meetings enable the Committee to effectively carry out its responsibilities. The appropriateness of the frequency will be evaluated annually.

Senior Independent Director Mr. David N. Weinstein attended all Risk Committee meetings in 2018. Ordinarily, the Executive Director, the Chief Financial Officer of TORM A/S and TORM A/S’ Head of Group Treasury attend the Risk Committee meetings.

COMPOSITION OF THE RISK COMMITTEE Members and attendance at meetings held during 2018 Committee members	Meetings attended/held
Mr. Göran Trapp (Chairman)	3/3
Mr. Christopher H. Boehringer	3/3
Mr. Torben Janholt	3/3

RISK COMMITTEE REPORT

MEMBERSHIP
The Risk Committee assesses that the committee members have sufficient qualifications within risk management and capital market knowledge and abilities to make an independent assessment of risks applied consistently throughout the organization, the appropriateness of the Company’s risk management and control environment as well as the planning and execution of the risk management policies and funding activities. The Risk Committee has access to the financial and risk management competencies within the TORM Group and its external advisors. The Risk Committee is also authorized to seek further external advice at the Company’s expense, if required.

SUMMARY OF THE ROLE OF THE COMMITTEE
The purpose of the Risk Committee is to assist the Board of Directors in fulfilling its responsibilities in relation to the oversight of the quality and effectiveness of the Company’s risk management program.

This is an ongoing process of refinement and embedding of risk management practice throughout the organization. The risk management framework builds on policies and procedures that are applied throughout the organization.

The Risk Committee oversees the risk management processes and reporting of the Company and discusses relevant risk management policies, capital structure targets and planned funding initiatives. The Risk Committee is responsible for providing recommendations to the Board of Directors with respect to these targets and initiatives.

ACTIVITIES DURING THE YEAR
At each meeting, the Risk Committee follows up on key risk indicators to ensure alignment between risk tolerance, actual risk level and business objectives. These measures include: Monitoring of credit lines, monitoring of compliance with internal mandates and exposure to financial derivatives.

TORM safety on board vessel
The Risk Committee reviewed the status and next steps of the global One TORM safety culture program aimed to enhance the overall safety performance for employees, the environment, customers and maintain a high safety awareness throughout TORM.

Disruptive technology risk
During 2018, the Risk Committee followed up on key indicators assessing the uptake of electric vehicle technologies in public and commercial transportation and autonomous vehicles. These technologies have over a long-term horizon the potential to impact demand and trading patterns within the refined products sector due to a reduction of transportation requirements.

Review policies related to IT and insurances
The Risk Committee reviewed TORM’s IT Policy and governance set-up as well as TORM’s Insurance Policy. These policies outline core activities and risks within IT and insurance and what measures TORM has taken to mitigate these risks.

Cyber risk
The Risk Committee reviewed TORM’s preparedness and resilience in case of a breach or failure of the Company’s digital infrastructure due to intentional actions such as attacks on the

Company’s cyber security. TORM has identified critical systems, increased awareness and established business continuity plans and emergency plans in case of cyber incidents.

EU General Data Protection Regulation
The Risk Committee reviewed TORM’s preparations towards the implementation of the EU General Data Protection Regulation, which became effective in
May 2018.

Fuel availability following the IMO 2020
sulfur regulation
The Risk Committee received support from an independent research consultancy to assess the strategic risk related to scrubber installations. The consultancy presented the Risk Committee with a contrarian view on the attractiveness of having vessels with scrubbers.

RISK COMMITTEE REPORT

Financial risk management and review of
Financial Policy
TORM uses financial derivatives to manage market risks and to optimize earnings. In addition, the Company uses derivatives to hedge exposures related to interest rate and foreign exchange risks. During 2018, the Risk Committee reviewed and adjusted TORM’s interest rate hedging policy to ensure continued alignment with risk appetite.

The Risk Committee reviewed TORM’s exposures, the relevant tolerance levels and appropriate hedging instruments and subsequently approved the Financial Policy that clearly outlines mandates.

Liquidity risk and counterparty risk
The Risk Committee monitored TORM’s current and forecasted liquidity position and compliance with financial covenants on borrowing facilities over the coming 12 months. The Risk Committee performed a review of counterparty risk related to TORM’s customers.

Capital structure risks
The Risk Committee reviewed risk considerations related to the Company’s capital structure including: Liquidity position, loan-to-value, Distribution Policy, off-balance sheet liabilities, terms and sources of funding, vessel investments and fleet employment strategy.

Enterprise risk management
The Risk Committee reviewed the key risks faced by TORM and the underlying drivers of those exposures. The alignment of actual risk and desired risk was discussed, and the Risk Committee approved the Company’s risk profile based on these discussions. Furthermore, the Risk Committee reviewed the assigned management accountability, which highlights current and planned risk mitigating activities. TORM’s annual Enterprise Risk Management Report was approved at the Board of Directors meeting in Q1 2019. TORM’s annual risk assessment is presented in detail in the “Risk Management” section.

Approval
On behalf of the Risk Committee

Mr. Göran Trapp
Chairman of the Risk Committee
12 March 2019

NOMINATION COMMITTEE REPORT

Mr. Christopher H. Boehringer
Chairman of TORM’s Nomination Committee

CHAIRMAN’S STATEMENT
Dear Shareholder

The Nomination Committee is pleased to present its report for 2018.

The purpose of this report is to describe how the Nomination Committee has carried out its responsibilities during the year.

SUMMARY OF THE ROLE OF
THE NOMINATION COMMITTEE
It is the responsibility of the Nomination Committee to regularly review the structure, size and composition (including the skills, knowledge, experience and diversity) of the Board of Directors and further to make recommendations to the Board of Directors with regard to any changes that may be deemed necessary. The Nomination Committee will also maintain an oversight of the operation and effectiveness of the Board of Directors and the corporate governance and management of the Company.

In addition, the Nomination Committee considers succession planning for Directors and the Chief Executive Officer in the course of its work, considering the challenges and opportunities facing the Company, and the skills and expertise needed on the Board of Directors in the future.

The Committee has set a target of 20% female representatives on the Board in 2020 or 17% provided that the Board of Directors is extended with one additional member.

The Nomination Committee also reviews the leadership needs of the organization, both Executive and Non-Executive, with a view to ensuring the continued ability of the organization to compete effectively in the marketplace.

The Nomination Committee also establishes the process for conducting the review of the performance of the Executive Director of the Company.

The Nomination Committee’s Terms of Reference are available at:
http://www.torm.com/uploads/media_items/terms-of-reference-nomination-committee.original.pdf

COMPOSITION OF THE NOMINATION COMMITTEE Members and attendance at meetings held during 2018 Committee members	Meetings attended/held
Mr. Christopher H. Boehringer (Chairman)	1/1
Mr. Torben Janholt	1/1
Mr. David N. Weinstein	1/1

NOMINATION COMMITTEE REPORT

ACTIVITIES DURING THE YEAR
Assessment of effectiveness of the Board of Directors
According to the recommendations of the UK Corporate Governance Code, the Board is to review and assess its performance annually. The review focused on Board accountability and composition, the Board’s role in setting strategy, risk management and succession planning and the effectiveness of the Board committees. The evaluation is in the form of a survey. In line with the Board of Directors’ focus in 2018, the evaluation was extended to cover cyber security, crisis management, gender diversity, succession planning and talent strategy. The Board will continue to perform an evaluation on an annual basis.

Board composition
According to Nasdaq New York requirements, the Audit Committee of a US-listed company has to consist entirely of non-independent Directors. Mr. Christopher Boehringer was not considered independent, and during 2018 he stepped down from the Audit Committee.

After considering various candidates, the Nomination Committee decided to recommend to the Board of Directors to appoint the Deputy Chairman, Mr. David Weinstein, who was deemed to meet the independence requirement and was willing to accept the appointment, as new independent member of the Audit Committee. The Board of Directors subsequently approved the appointment.

Review of the Terms of Reference
In accordance with its Terms of reference, the Nomination Committee reviewed and reassessed the Terms of Reference to include updated text in relation to the Financial Reporting Council, the revised UK Corporate Governance Code 2018 and guidance from The Institute of Chartered Secretaries and Administrators.

This updated version was recommended to the Board of Directors and subsequently approved.

Approval
On behalf of the Nomination Committee

Mr. Christopher H. Boehringer
Chairman of the Nomination Committee
12 March 2019

REMUNERATION COMMITTEE REPORT

Mr. Christopher H. Boehringer
Chairman of TORM’s Remuneration Committee

STATEMENT BY THE CHAIRMAN OF THE REMUNERATION COMMITTEE

Dear Shareholder

On behalf of the Remuneration Committee, the Directors’ Remuneration Report is presented in the following section for the year ended 31 December 2018.

This report is on the activities of the Remuneration Committee for the period 1 January 2018 to
31 December 2018. It sets out the remuneration details for the Executive and Non-Executive Directors of the Company. It has been prepared in accordance with Schedule 8 of the Large and

Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as amended in August 2013 (the “Regulations”).

The report is split into two main areas:
•	The statement by the Chairman of the Remuneration Committee
•	The annual report on remuneration See pages 79-85

The revised Remuneration Policy, approved by the shareholders at the Annual General Meeting (AGM) on 12 April 2018, took effect from the date of that meeting. As at the date of this Annual Report, TORM plc is in compliance with the requirements of this Remuneration Policy. The annual report on remuneration provides details on remuneration in the period and additional information required by the Regulations.

The Companies Act 2006 requires the auditors to report to the shareholders on certain parts of the Directors’ Remuneration Report and to state whether, in their opinion, those parts of the report have been properly prepared in accordance with the Regulations. The parts of the Annual Report on remuneration that are subject to audit are indicated in that report. The statement by the Chairman of the Remuneration Committee and the policy report itself are not subject to audit.

SUMMARY OF THE ROLE OF THE REMUNERATION
COMMITTEE
The Remuneration Committee assists the Board of Directors in its responsibilities in relation to remuneration. The main role of the Company’s Remuneration Committee remains to ensure that the remuneration arrangements for the Chief Executive Officer offer appropriate incentives to enhance the Company’s performance.

COMPOSITION OF THE REMUNERATION COMMITTEE Members and attendance at meetings held during 2018 Committee members	Meetings attended/held
Mr. Christopher H. Boehringer (Chairman)	2/2
Mr. David N. Weinstein	2/2
Mr. Torben Janholt	2/2

REMUNERATION COMMITTEE REPORT

The Remuneration Committee’s responsibilities include:
•	Setting the strategy, structure and levels of remuneration of the Company’s Directors and Chief Executive Officer
•	Ensuring compliance with policies while adhering to legislative regulations
•	Aligning the financial interests of the Chief Executive Officer and other management employees with the achievement of the Company’s objectives

The overall remuneration structure comprises:
•	Base salary, benefits and allowances, set at a level appropriate to the sector and markets in which the Company operates
•	An annual bonus, based on measures of annual financial and strategic performance
•	A share-based long-term incentive plan, based on growth in the share price

This Remuneration Report includes:
•	The responsibilities of the Remuneration Committee reflected in the Terms of Reference for the Remuneration Committee
•	The members of the Remuneration Committee
•	Shareholder voting at the AGM
•	The remuneration of the Board of Directors
•	The remuneration of the Chief Executive Officer

ACTIVITIES DURING 2018
Chief Executive Officer’s KPIs
The Committee held two meetings in 2018. During these meetings, the key elements discussed within the Remuneration Committee included a review of the Chief Executive Officer’s personal key performance indicators (KPIs) for 2018 to ensure alignment with the Group strategy. There were also discussions related to the Chief Executive Officer’s performance in 2017 to adjudicate on bonus outcomes.

The Remuneration Committee assessed the Chief Executive Officer’s performance against long-term and short-term targets. The Remuneration Committee has assessed the Chief Executive Officer’s contribution against his personal performance measures. As a result, the performance bonus was calculated at 60% of the yearly salary for the objective-based contributions in 2017. Throughout this past year, the Remuneration Committee maintained the link between pay and performance and will continue to do so.

Remuneration Policy review
Ahead of the AGM held in April 2018 and in accordance with its Terms of Reference, the Remuneration Committee reviewed the Remuneration Policy. The Policy was recommended to the Board of Directors and subsequently approved at the AGM.

Terms of Reference review
Pursuant to its Terms of Reference, the Remuneration Committee reviewed its Terms of Reference. Changes were incorporated in relation to compliance with the revised UK Corporate Governance Code 2018 and to include updated model language from the Institute of Chartered Secretaries and Administrators. TORM follows the UK Corporate Governance Code as issued by the Financial Reporting Council. The Code sets out principles to apply and provisions which operate on a “comply or explain” basis. The revised Terms of Reference were recommended by the Remuneration Committee to the Board of Directors and subsequently approved.

Board of Directors Fees
The Remuneration Committee reviewed the Board and Committee fees in light of TORM’s recent listing on Nasdaq in New York. The Remuneration Committee was in agreement that the Board and Committee fees were in line with current trends and did not require adjustment.

REMUNERATION COMMITTEE REPORT

LTIP allocations
In February, the Remuneration Committee recommended to the Board of Directors that a change to the Company’s current Long-Term Incentive Plan (LTIP) be considered as the current LTIP had very limited retention effect within the Company. The changes recommended included adjusting the strike price to a more reasonable figure, calculated as the average of 90 days before the AGM on 12 April 2018 plus a 15% premium. Furthermore, the exercise period for any vested Restricted Share Units should be increased from 180 to 360 days. This recommendation was approved by the Board of Directors and subsequently at the AGM held 12 April 2018. In further discussions, the Remuneration Committee reviewed the recommended LTIP 2018 allocations per individual.

General discussion
The Remuneration Committee also discussed organization health including key metrics such as hires, retention and demography. Additionally, the 2018 Remuneration Committee Report was discussed and agreed ahead of publication.

The Remuneration Committee continues to monitor developments in corporate governance and remuneration and, where considered appropriate based on the best interests of TORM plc and its shareholders, the Remuneration Committee would propose to adopt the developments.

During the year, the Remuneration Committee received advice and/or services from the Head of Group HR and the Chief Executive Officer together with other senior group employees, as necessary.

On behalf of the Remuneration Committee, I thank you for your continued support and trust that you find the Directors’ Remuneration Report informative. I very much hope that we will receive your support at the 2019 AGM, and the Board will be available at the meeting to respond to your questions on any aspect of this report.

Mr. Christopher H. Boehringer
Chairman of the Remuneration Committee

REMUNERATION COMMITTEE REPORT

ANNUAL REPORT ON REMUNERATION
The information provided in the following part of the Directors' Remuneration Report is subject to audit.

Chief Executive Officer’s remuneration table (showing single total figure of pay for the year) The table sets out the 2016-18 remuneration for Mr. Jacob Meldgaard in his roles as Executive Director of TORM plc and Chief Executive Officer (CEO) of TORM A/S, a subsidiary of TORM plc.

Base salary
The CEO’s base salary was reviewed on the 7 February 2018 to determine the appropriate salary for the coming year. Base salary as of 1 January 2017: DKK 6.0m. Base salary as of 1 January 2018: DKK 6.2m.

The base salary will be discussed and agreed with the Chairman of the Board once a year. The next discussion shall take place in early 2019 by the Remuneration Committee. Unless otherwise agreed, any adjustment of the salary will take effect on 1 January 2019.

Taxable benefits
The Company can place a car costing no more than DKK 1m at the CEO’s disposal; however, the CEO has instead accepted to receive an amount of DKK 23t per month, covering the running and maintenance expenses associated with a private vehicle. For 2018, the amount of DKK 276t (USD 44t) has been included within the single figure amount.

Other benefits provided directly include two newspapers, mobile phone which may be used for both business and private purposes, a PC at the CEO’s disposal at his home address which may be used for both business and private purposes including ADSL and call charges.

For 2019, changes in allowances and benefits are not expected.

MR. JACOB MELDGAARD USD '000	Salary¹⁾	Taxable benefits	Annual performance bonus²⁾	Total
2016 restated	873	41	559	1,473
2017	1,004	42	580	1,626
2018	1,063	44	425	1,531

	Chief Executive Officer			Employees entire group
USD '000	2018	2017	% Change³⁾	% change
Salary and Directors Fees	1,063	1,004	6%	4.1%
Taxable benefits	44	42	3%	0.0%
Annual bonus	425	580	-27%	-1.5%
Total	1,531	1,626	-6%
¹⁾ The total salary of Jacob Meldgaard consists of both his salary as CEO of TORM A/S (USD 983t) and as Executive Director of TORM plc (USD 80t).
²⁾ The total annual performance bonus of the Executive Director of TORM plc for 2018 arising in the period 1 January 2018 to 31 December 2018 was DKK 2,790,000 (USD 425t).
³⁾ % Change in DKK for Salary and Directors Fees is 3%, Taxable Benefits is 0% and Annual Bonus is (-23%).

REMUNERATION COMMITTEE REPORT

Performance bonus 2017
The Board of Directors provided the CEO with a performance cash bonus for the financial year 2017 in the following ranges and based upon the following parameters:

•	The fulfilment of specific performance metrics set by the Company (up to 50% of the CEO’s base salary)
•	TORM Price to Net Asset Value ratio versus peers based on a weighted average Price to Net Asset Value (up to 50% of the CEO’s base salary)
•	Up to 20% of the CEO’s fixed annual salary based on the sole discretion of the Company’s Board of Directors

In aggregate, the maximum achievable cash bonus for the financial year 2017 for the CEO was equal to 120% of the CEO’s fixed annual salary in 2017. The specific metrics and calculation methodology for each of the above parameters have been determined by the Remuneration Committee.

Based on the specific measure and calculation methodology for each of the above parameters, the CEO’s performance cash bonus for 2017 was determined to be a total of 60% (25% on parameter 1, 15 % on parameter 2 and 20 % on parameter 3) of the 2017 fixed annual salary of DKK 6m, resulting in an amount of DKK 3.6m (USD 580t).
Performance bonus 2018
The Board of Directors has provided the CEO with a performance cash bonus opportunity for the financial year 2018 in the following ranges and based upon the following parameters:

•	The fulfilment of specific performance metrics set by the Company (up to 50% of the CEO’s base salary)

•	The weighted average Price to Net Asset Value ratio of the Company’s shares versus peers (up to 50% of the CEO’s base salary)
•	Up to 20% of the CEO’s base salary based on the sole discretion of the Company’s Board of Directors

In aggregate, the maximum achievable cash bonus for the financial year 2018 for the CEO is equal to 120% of the CEO’s base salary in the financial year 2018. The specific metrics and calculation methodology for each of the above parameters have been determined by the Remuneration Committee.

Based on the specific measure and calculation methodology for each of the above parameters, the CEO’s performance cash bonus for 2018 was determined to be a total of 45% (25% on parameter 1 and 20% on parameter 3) of the 2018 fixed annual salary of DKK 6.2m, resulting in an amount of DKK 2.8m (USD 425t).

Performance bonus 2019
The Remuneration Committee has provided the CEO with a performance cash bonus for the financial year 2019 in the following ranges and based upon the following parameters:

•	The fulfilment of specific performance metrics set by the Company (up to 70% of the CEO’s base salary)
•	Up to 50% of the CEO’s base salary based on the sole discretion of the Company’s Board of Directors

In aggregate, the maximum achievable cash bonus for
the financial year 2019 for the CEO is equal to 120% of the CEO’s base salary in the financial year 2019. The specific metrics and calculation methodology for each of the parameters have been determined by the Board of Directors.

REMUNERATION COMMITTEE REPORT

Long-Term Incentive Plan – Restricted Share
Units granted
TORM has in accordance with its Remuneration Policy granted the CEO a number of Restricted Share Units (RSUs), which was communicated in company announcement no. 2 dated 18 January 2016. A further communication, announcement no. 10 issued on 25 April 2018, detailed changes to the grant of RSUs, as agreed to at the AGM on 12 April 2018. There are no performance conditions associated with this grant of RSUs.

The original RSUs granted to the CEO in 2016 amounted to 1,276,725 and vested over a five-year period, with one fifth of the grant amount vesting at each anniversary during the five-year period. The exercise price for the 2016 RSUs were DKK 96.3. As at 1 January 2017, one fifth of the original grant, amounting to 255,345, vested with an exercise period ending 31 December 2017. None of these RSUs were exercised. As at 1 January 2018, one fifth of the original grant, amounting to 255,345, vested with an exercise period ending 31 December 2018. None of these RSUs were exercised.

As detailed in announcement no. 10 issued on 25 April 2018, the CEO was granted a total of 766,035 RSUs with effect as of 1 January 2018, which will vest in equal installments over the next three years. The RSU grant corresponds to the unvested portion (60%) of the CEO’s original five-year grant from 2016. It has been agreed that the CEO will not exercise the original RSUs. The exercise price for each RSU is DKK 53.7, corresponding to the average price of TORM shares during 90 calendar days preceding the approval at TORM plc’s AGM on 12 April 2018 plus a 15%

premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.

The total value of the RSU allocation is calculated based on the Black-Scholes model and is included in the overall cost estimate for the Company’s Long-Term Incentive Program (LTIP) (cf. company announcements dated 18 January and 8 March 2016 and 25 April 2018).

The value of the 2018 grant, USD 0.9m, is estimated taking into account that the CEO as part of the grant will not exercise the unvested portion of the 2016 grant. The valuation is based on the Black-Scholes model with an exercise price of DKK/share 53.7, a market value of one TORM A-share of DKK 49.5 (the closing price per A-share at the time of allocation and assuming 100% vesting).

End of service gratuity
The Company may terminate the CEO’s Service Agreement with 12 months’ notice to expire on the last day of a month. The CEO may terminate the Service Agreement with six months’ written notice to expire on the last day of a month.

Post service salary
If the CEO dies during the employment, the Company shall pay to the widow or any of his children below the age of 18 the fixed salary including non-salary benefits for the current month and post-service salary for three months equal to the fixed salary. However, such post-service salary will only be paid until the date of which the employment would have terminated as a result of termination of the Service Agreement.

LTIP element of Mr. Jacob Meldgaard's remuneration package 2018	RSU LTIP grant¹⁾	Exercise price per share	RSU grant value assuming 100% vesting
Mr. Jacob Meldgaard	766,035	DKK 53.7	USD 0.9m
¹⁾ LTIP award is fixed by the Board of Directors and was communicated via company announcement no. 10 of 25 April 2018, therefore there is no minimum or maximum for 2018.

REMUNERATION COMMITTEE REPORT

Remuneration table Non-Executive Directors.
The 2018 remuneration table sets out the remuneration paid to the Non-Executive Directors of the Company in 2018. Therefore, fees shown include any additional fees paid in respect of chairmanships of committees or other roles such as Senior Independent Director.

STATEMENT OF DIRECTORS’ SHAREHOLDING AND SHARE INTEREST
The table to the right summarize the total interests of the Directors in shares of TORM plc as of 31 December 2018. No changes took place in the interests of the Directors between 31 December 2018 and 12 March 2019.

Annual bonuses and LTIPs
The Company’s remuneration policy stipulates that the Non-Executive Directors’ remuneration cannot include participation in share or warrant programs. The Non-Executive Directors of TORM plc do not receive any part of their compensation from the Company in shares or warrants. The remuneration for the Non-Executive Directors is determined by the Board of Directors subject to limits in the Company’s Articles of Association. During 2018, none of the Non-Executive Directors received any part of their compensation in shares or warrants

2018 REMUNERATION TABLE NON-EXECUTIVE DIRECTORS
USD '000	Base fee			Committee Fees
Director	2018	2017	2016	2018	2017	2016
Mr. Christopher H. Boehringer	172	174	158	104	116	79
Mr. David Weinstein	114	116	105	68	58	26
Mr. Göran Trapp	57	58	53	114	116	105
Mr. Torben Janholt	57	58	53	114	116	79

SUMMARY OF DIRECTORS INTEREST IN SHARES¹⁾
DIRECTOR		Shares held	Unvested RSUs	Vested RSUs	Total
Mr. Christopher H. Boehringer	31-12-2016	7,566	-	-	7,566
	31-12-2017	7,566	-	-	7,566
	31-12-2018	21,204	-	-	21,204
Mr. David Weinstein	31-12-2016	-	-	-	-
	31-12-2017	-	-	-	-
	31-12-2018	-	-	-	-
Mr. Göran Trapp	31-12-2016	12,820	-	-	-
	31-12-2017	12,820	-	-	12,820
	31-12-2018	12,820	-	-	12,820
Mr. Torben Janholt	31-12-2016	26	-	-	-
	31-12-2017	26	-	-	26
	31-12-2018	26	-	-	26
Mr. Jacob Meldgaard	31-12-2016	66	1,276,725	-	1,276,791
	31-12-2017	66	1,021,380	255,345	1,276,791
	31-12-2018	66	766,035	510,690	1,276,791
¹⁾ The above table shows, in relation to each Director, the total number of share interests with and without performance conditions, the total number of RSUs with and without performance measures, those vested but unexercised and those exercised. It should be noted that Denmark-based Executive Director Jacob Meldgaard, in his role as CEO of TORM A/S, has RSUs which are listed in the above table.

²⁾ There are no performance conditions associated with this grant of RSUs.

REMUNERATION COMMITTEE REPORT

Total pension entitlements
The Directors of TORM plc do not receive any pension from the Company. In addition, Denmark-based Executive Director Mr. Jacob Meldgaard, in his role as CEO of TORM A/S, does not receive any pension.

Taxable benefits
As members of the Board of TORM plc, the Directors do not receive any additional benefits.

Payments for loss of office
No payments for loss of office have been made in 2018.

The information provided in the following part of the Annual Report on remuneration is not subject to audit.

The graph shows the Company’s performance since the listing of TORM plc, measured by total shareholder return, compared with the average of a selection of the Company’s main peers in the industry and with the performance of the Danish stock index KAX. The KAX index is a market cap weighted index of all stocks listed on Nasdaq in Copenhagen. The total shareholder return is calculated in USD.

The table shows the total remuneration earned by the Chief Executive Officer over the same period, along with the proportion of maximum bonus opportunity earned.

REMUNERATION COMMITTEE REPORT

CHANGE IN CHIEF EXECUTIVE OFFICER'S REMUNERATION COMPARED TO GROUP EMPLOYEES WORLDWIDE

2017 - 2018 in %		Salary¹⁾	Benefits²⁾	Bonus
Chief Executive Officer	USD ('000)	1,063	44	425
	% Change³⁾	6%	3%	-27%
Employees entire group	Average % change	4.1%	0.0%	-1.5%
¹⁾ The comparative figures used to determine the % change take into consideration the CEO's salary and benefits.
²⁾ Other benefits provided directly relates to company car benefit.
³⁾ % Change in DKK for Salary and Directors Fees is 3%, Taxable Benefits is 0% and Annual Bonus is (-23%).

The table above shows the average percentage year-on-year change in base salary, benefits and annual bonus in 2018 for the Chief Executive Officer compared to the entire group employees.

RELATIVE IMPORTANCE OF SPEND ON PAY

Expenditure USDm	2018	2017	2016
Dividends paid	-	1.2	25.0
Purchase of outstanding treasury shares in TORM A/S	-	-	19.2
Purchase/disposals of treasury shares	-	-	2.8
Total	-	1.2	47.0
Staff costs	46.2	43.8	46.7
Retained earnings	752.0	786.0	783.0

The table above shows the actual expenditure of the Group for employee pay and distributions to shareholders compared to the retained earnings of the Group.

RESPONSE TO 2018 AGM SHAREHOLDER VOTING

Vote	For	Against	Abstain
Vote on 2018 implementation report	49,339,496	2,319,342	133,294
In %	95.3%	4.5%	0.3%

The table above shows the response to the 2018 AGM shareholder voting.

Outside appointments
The Executive Director is entitled to retain the fees earned from non-executive appointments outside the Company. Jacob Meldgaard was appointed as a Non-Executive Director of Danish Ship Finance A/S for which he received DKK 350,000 and as a Non-Executive Director of Syfoglomad Limited for which he received Euro 5,000 for his services during 2018.

REMUNERATION COMMITTEE REPORT

REMUNERATION POLICY
The TORM plc Remuneration Policy approved at the 2018 AGM remains unchanged. While the Remuneration Committee will consider the appropriateness of the Remuneration Policy annually to ensure it continues to align with the business strategy, there is no current intention to revise the Policy more often than every third year, unless required due to changes to regulations or legislation.

Adoption and publication
The Board of Directors shall review the Remuneration Policy at least once a year. Any changes to the Remuneration Policy shall be adopted by the Board of Directors and approved by the shareholders at
an AGM.

TORM’s Remuneration Report will be included in the Company’s annual reports for all financial years commencing with the financial year ended 31 December 2018 and will contain information on remuneration paid to the Board of Directors and Executive Management.

The Remuneration Policy is available at http://www.torm.com/uploads/media_items/torm-remuneration-policy-2017.original.pdf.

The Board of Directors has adopted the Remuneration Policy.

Statement of voting at General Meeting
The Remuneration Policy was approved at the 2018 AGM of the Company and will continue to be subject to a binding shareholder vote at least once every three years thereafter.

Terms of Reference for the Remuneration Committee of the Company
The Terms of Reference for the Remuneration Committee can be found at
http://www.torm.com/uploads/media_items/terms-of-reference-remuneration-committee-torm-plc-30-nov-2018.original.pdf.

Approval of TORM plc Remuneration Report for 2018
This report was approved by the Board of Directors on 12 March 2019 and signed on its behalf by:

Mr. Christopher H. Boehringer
Chairman of the Remuneration Committee
12 March 2019

INVESTOR INFORMATION

COMMUNICATION TO INVESTORS
To ensure consistent communication to all investors, quarterly and annual financial statements and other stock exchange announcements are the main vehicles of communication. TORM maintains regular capital market contact through analyst and industry presentations, investor meetings and conference calls. Investor meetings are primarily held in Copenhagen and in the major European and US financial centers.

In 2018, TORM issued a total of 21 announcements to the stock exchange. These announcements are available in both Danish and English versions on https://investors.torm.com/announcements/releases. Interested stakeholders can sign up for TORM’s investor relations mailing list there.

For a three-week period prior to the publication of quarterly and annual financial statements, communication is limited to issues of a general nature, and no individual investor meetings are generally held.

CHANGES TO THE SHARE CAPITAL
As of 31 December 2017, TORM plc’s total share
capital was USD 622,988.48 consisting of 62,298,846 A-shares of USD 0.01 each, one B-share and one
C-share both of USD 0.01. On 26 January 2018,
TORM completed a Private Placement for gross proceeds of USD 100m. The Private Placement resulted in an issuance of 11,920,000 new A-shares.
As of 31 December 2018, TORM’s total share capital was USD 742,188.48 consisting of 74,218,846 A-shares of USD 0.01 each, one B-share and one C-share both of USD 0.01.

DISTRIBUTION POLICY
TORM intends to distribute 25-50% of net income on a semi-annual basis. The Distribution Policy will be reviewed periodically, carefully considering TORM’s capital structure, strategic developments, future obligations, market trends and shareholder interests.

TORM’s Distribution Policy allows investors to benefit directly from the earnings generated in TORM, while at the same time enabling the Company to selectively invest in the fleet. TORM did not make any distributions to shareholders during 2018, and the Board of Directors proposes that no dividend be distributed for the second half of 2018.

DUAL LISTING AND TRADING
TORM’s A-shares are listed on Nasdaq in Copenhagen under the ticker TRMD-A and on Nasdaq in New York under the ticker TRMD. TORM’s A-shares can move freely between the two Nasdaq exchanges.

In 2018, TORM had an average of 73,056,881 A-shares outstanding. The average daily trading volume on Nasdaq in Copenhagen has been approximately 70t shares and approximately 2t shares on Nasdaq in New York. During 2018, the share price declined from approximately DKK 53.5 to DKK 43.9 on Nasdaq in Copenhagen and from USD 7.6 as of 2 February 2018 which was the first day of trading on Nasdaq in New York to USD 5.9 as of 31 December 2018. Throughout 2018, TORM has been part of the MidCap segment on Nasdaq in Copenhagen.

INVESTOR INFORMATION

SHAREHOLDERS
As of 31 December 2018, TORM had approximately 8,800 registered shareholders representing approximately 95% of the share capital.

In compliance with the UK Disclosure Guidance and Transparency Rules, the following shareholders have reported to TORM that they own more than 3% of the share capital:

•	OCM Njord Holdings S.à r.l. (Oaktree) (64%)
•	DW Partners, LP (6%)

As of 31 December 2018, TORM’s treasury shares represented approximately 0.4% of the total share capital. The C-share is held by Oaktree, and the B-share is held by the Minority Trustee, SFM Trustees Limited, on behalf of TORM’s non-Oaktree shareholders. The B and the C-share have certain voting rights.

At the end of 2018, the members of the Board of Directors held a total of 34,116 shares, equivalent to a total market capitalization of DKK 1,495,987 or USD 229,749. The Board of Directors and certain employees are limited to trading shares during a four-week period after the publication of financial reports.

TORM’s Transfer Agent is Computershare Inc, Dept CH 19228, Palatine, IL 60055, USA.

WARRANTS AND RESTRICTED SHARE UNITS
As of 31 December 2018, 4,711,953 warrants were outstanding with each warrant being convertible into one A-share with a nominal value of USD 0.01 against payment of a subscription price in cash to TORM of DKK 95.2. The warrants can be exercised until

3 July 2020. The warrants are not publicly listed but can be transferred by submitting a warrant transfer notice to the Company. The warrant transfer notice is available at http://www.torm.com/uploads/media_items/warrant-transfer-notice-2016.original.docx.

During 2018, TORM has upon request from certain warrant holders cancelled 126,874 warrants.

In accordance with TORM’s Remuneration Policy, the Board of Directors has as part of the Long-Term Incentive Program (LTIP) granted certain employees Restricted Share Units (RSUs) in the form of restricted stock options. The RSUs aim at retaining and incentivizing the employees to seek to improve the performance of TORM and thereby the TORM share price for the mutual benefit of themselves and the shareholders of TORM. Each RSU granted under the LTIP entitles its holder to acquire one Class A common share, subject to vesting.

In 2016, the Board agreed to grant a total of 850,667 RSUs to other management and an additional 1,276,725 RSUs to the Executive Director. The RSUs to other management were subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date beginning on 1 January 2017. The exercise price of each vested RSU is following certain adjustments for dividends at DKK 93.6 and an exercise period of six months. For the Executive Director, the grant was subject to a five-year vesting period and the exercise period was one year with the remaining terms being similar.

In 2017, the Board agreed to grant a total of 866,617 RSUs to other management on similar terms as the 2016 grant with a three-year vesting period, an exercise price of DKK 93.6 and an exercise period of six months.

In 2018, the Board agreed to grant a total of 944,468 RSUs to other management and an additional 766,035 RSUs to the Executive Director. The RSUs to both other management and the Executive Director were subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date beginning on 1 January 2019. The exercise price of each vested RSU is DKK 53.7, which corresponds to the daily average closing price on Nasdaq in Copenhagen across the 90-calendar day period before the date of the General Meeting on 12 April 2018 plus a premium of 15%. Vested RSUs may be exercised for a period of 360 days months after each vesting date. The grant to the Executive Director represented the unvested portion, or approximately 60%, of the RSUs that he was granted in 2016, which

INVESTOR INFORMATION

were subject to a five-year vesting period, which Mr. Meldgaard has agreed not to exercise.

As of 31 December 2018 2,719,042 RSUs were outstanding, and zero of the 2016, 2017 and 2018 RSUs had been exercised.

Based on the Black-Scholes model, the theoretical market value of the RSU allocations in 2016, 2017 and 2018 was around the time of issuance calculated at USD 5.0m, USD 1.0m, USD 2.3m respectively.

NET ASSET VALUE
TORM’s net asset value (NAV) as of 31 December 2018 is estimated at USD 856m based on i) broker values of USD 1,675m, ii) Other plant and operating equipment of USD 3.0m iii) outstanding debt of USD 755m, iv) outstanding newbuilding installments of USD 258m, v) a cash position of USD 127m, vi) other current assets of USD 136m and vii) current liabilities of USD 73m. Based on 73,905,975 outstanding A-shares, excluding treasury shares as of 31 December 2018, this corresponds to a NAV/share of USD 11.6 or DKK 75.5.

For further information about investor relations, please visit https://investors.torm.com/.
_________________________________
INVESTOR RELATIONS CONTACT

Mr. Morten Agdrup, Vice President,
Head of Corporate Finance & Strategy
Phone: +45 3917 9249
Email: ir@torm.com

_________________________________
FINANCIAL CALENDAR 2019

11 April 2019, Annual General Meeting

14 May 2019, First quarter 2019 results

15 August 2019, First half 2019 results

12 November 2019, Nine months 2019 results

_________________________________
ANALYST COVERAGE

Carnegie Investment Bank
Mr. Dan Togo Jensen
Phone: +45 3288 0245
Email: dan.togo@carnegie.dk

Danske Bank
Mr. Finn Bjarke Pedersen
Phone: +45 4512 8036
Email: finpe@danskebank.dk

Evercore ISI
Mr. Jonathan B. Chappell
Phone: +001 212-497-0827
Email: jonathan.chappell@evercoreisi.com

Fearnley Securities
Mr. Espen L. Fjermestad
Phone: +47 2293 6484
Email: e.fjermestad@fearnleys.no

Skandinaviska Enskilda Banken AB
Mr. Ole G. Stenhagen
Phone: +47 2100 8527
Email: ole.g.stenhagen@seb.no

DIRECTORS’ REPORT

The Directors are pleased to present the Annual Report on the affairs of the TORM Group, including the financial statements and the auditor’s report, for 2018. Details on the Directors’ responsibilities are available in the Directors Responsibility Statement on pages 88-89.

Other disclosure requirements, which form part of the Directors’ Report, are included in other sections of this Annual Report. Details on information incorporated by reference are generally set out under the relevant topics in the Directors’ Report. For TORM’s Going Concern Statement and Viability Statement, please see the “Financial Review” section on pages 52-53. For details on any significant events after 31 December 2018, please refer to note 2 on page 106. Details on financial risks are provided in note 19 of the financial statements.

DIVIDENDS
The Board of Directors proposes that no dividend be distributed for the second half of 2018. TORM made no dividend distribution to shareholders in the first half of 2018. For further details on distributions to shareholders in 2018, please see the “Investor Information” section on page 81.

ANNUAL GENERAL MEETING
TORM’s next Annual General Meeting (AGM) will be held on 11 April 2019. The notice of the AGM including the complete proposals will be available on TORM’s website www.torm.com prior to the meeting.
DIRECTORS
Information on TORM’s Board of Directors as of 12 March 2019 are available on pages 59-60.

DIRECTORS’ INTERESTS
The interests (in shares of the Company or calculated equivalents) of the Directors in office at the end of the year can be found in the “Remuneration Report” on page 77.

INDEMNIFICATION OF DIRECTORS AND INSURANCE
TORM has not granted any indemnity for the benefit of the Directors but has a general Directors’ and Officers’ Liability Insurance and a Public Offering of Securities Insurance covering the Prospectus and the Exchange Offer documentation related to the Corporate Reorganization.

RETIREMENT, REAPPOINTMENT AND APPOINTMENT OF DIRECTORS
In line with the Company’s Articles of Association on file at Companies House, apart from the B-director, each director must retire at the end of the second AGM after his appointment or last re-appointment unless he has been re-appointed at that AGM The Company’s Directors were re-elected at the 2018 Annual General Meeting and will therefore be due to retire in 2020.

The Terms and Conditions of appointment of Non-Executive Directors are set out in Memorandum of Terms and Conditions with the Company which, in accordance with Companies Act 2006, Chapter 5, Section 228, are available for inspection from the Company Secretary.

SHARE CAPITAL
TORM’s share capital as of 12 March 2019 amounts to a total nominal value of USD 742,188.48 divided into 74,218,846 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 74,218,846 votes are attached to the A-

shares. Only the A-shares are admitted to trading and official listing on Nasdaq in Copenhagen and Nasdaq in New York.

Each A-share has one vote on all resolutions proposed at general meetings of the Company except for the election or removal of the B-Director. Until the Threshold Date, the sole B-share has one vote at the general meeting and special administrative rights, including the right to appoint the Deputy Chairman of the Board of Directors. After the Threshold Date, all Directors can be appointed or removed by passing an ordinary resolution. The B-shareholder also has the right to appoint one Board Observer. Pursuant to the Articles of Association, no more than one B-share can be issued by the Company.

The Company may only take certain material actions relating to supermajority matters and Reserved Matters (as specified in its Articles of Association) if either (i) the majority of the Directors (which must include the Chairman and the B-Director) approve the relevant action or (ii) (a) in case of a supermajority

DIRECTORS’ REPORT

action, if the B-Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least 86% of the votes capable of being cast on such supermajority action or (ii) (b) in the case of a Reserved Matter action, if the B-Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least 70% of the votes capable of being cast on such Reserved Matter action.

Until the Threshold Date, the sole TORM C-share has 350,000,000 votes at the general meeting in respect of certain Specified Matters only, including election of members to the Board of Directors of TORM (including the Chairman, but excluding the B-Director) and certain amendments to the Articles of Association. The sole C-shareholder, OCM Njord Holdings S.à r.l. (“Oaktree”), shall continue to hold the C-share so long as it or its affiliates beneficially own at least one third of the issued shares (”Threshold Date”). Accordingly, Oaktree may continue to operate as the Company’s controlling shareholder, even where it does not own a majority of the A-shares. Pursuant to the Articles of Association, no more than one C-share can be issued by the Company.

Further details and movements in the share capital during the year are shown in note 12 and described in the “Investor information” section on pages 81-83.

A number of the A-shares are issued subject to restrictions on transfer (“Restricted Shares”) imposed by US securities laws. These Restricted Shares may only be transferred pursuant to an effective registration statement filed with the United States Securities Exchange Commission or an exemption from the registration requirements of the United States Securities Act of 1933 as amended. There are no specific restrictions on the size of a holding of the A-shares nor the transfer of the A-shares (except for the Restricted Shares as detailed above), which are both governed by the general provisions of the Articles of Association and prevailing legislation.

The B-share can only be transferred to (i) another trustee (it is currently held by SFM Trustee Limited on behalf of the minority shareholders), or (ii) the Company if the B-share is redeemed or (iii) any person who has acquired 100% of the issued A-shares. The B-share cannot be encumbered.

The C-share is held by Oaktree and can only be transferred (i) to one of Oaktree’s affiliates or (ii) to the Company if the C-share is redeemed or (iii) any person who has acquired 100% of the issued A-shares. The C-Share cannot be encumbered. For further details on the transferability, please see the Articles of Association on TORM’s website,
http://www.torm.com/uploads/media_items/articles-of-association-15-march-2016.original.pdf.

The B-share and the C-share do not have any rights to receive dividends or other distributions which the Company decides to pay.

The Company must redeem the B-share and the C-share at the same time as soon as possible after the Threshold Date for USD 0.01 each. Once redeemed, the B-share and the C-share must be cancelled, and no further B-shares or C-shares can be issued by the Company.

Pursuant to TORM’s Articles of Association and authorities passed at TORM plc’s AGM on 15 March 2016 (2016 AGM), the Board of Directors was granted authority to allot shares or rights relating to shares for cash free from pre-emption up to an aggregate nominal amount of USD 5,493,160 comprising:

•
Up to an aggregate nominal amount of USD 686,142 in connection with the Exchange Offer (of which USD 622,988.48 nominal value was issued (62,298,846 A-shares, one B-share and one C-share) during the period ended 31 December 2016. As the Exchange Offer has been completed, no further shares will be issued under this authority

DIRECTORS’ REPORT

•
Up to an aggregate nominal amount of USD 1,372,283 and which can be offered in connection with any proposed initial public offering of equity securities on certain US stock exchanges (of which zero was issued from 1 January 2018 to 31 December 2018), leaving a current authority to issue up to 137,228,300 A-shares)

•
Up to an aggregate nominal amount of USD 2,596,226 in general equity issues including warrants, convertible debt and general equity with the issue being at fair value as determined by the Board of Directors (of which USD 119,200 was used in connection with the Private Placement from 1 January 2018 to 31 December 2018), leaving a current authority to issue up to 247,702,600 A-shares

•
Up to an aggregate nominal amount of USD 838,509 to directors, officers or employees of the Company or any of its subsidiaries (of which USD 17,105 nominal value was used for the grant of restricted share units during the period from 1 January 2018 to 31 December 2018), leaving a current authority to issue up to 79,273,997 A-shares

Furthermore, the Board of Directors received authorization at the 2016 AGM to make market purchases up to a maximum of 6,861,413 A-shares within a certain pricing range. TORM has not repurchased any A-shares during the period ended 31 December 2018, leaving a current authority to purchase up to 6,548,542 A-shares or approximately 9% of TORM's share capital excluding treasury shares.

All the above share authorities expire on 14 March 2021. The Board of Directors will not be seeking any new authorities at the 2019 AGM.

Details of TORM’s employee share schemes and any rights attaching to the shares under the employee share schemes are set out in note 3. Details of the warrants issued by TORM giving the right to buy A-shares are set out in the “Investor information” section on pages 81-83.

The U.K. Takeover Code, issued and administered by the U.K. Takeover Panel, applies to the Company.

POLITICAL DONATIONS
No political donations were made during 2018.

FINANCIAL INSTRUMENTS
The Company uses financial instruments to manage risks related to freight rates, bunker fuels, interest rates and foreign exchange. For further information on the use of financial instruments, please refer to note 20 on pages 125-126.

RESEARCH AND DEVELOPMENT
The Company has a continuous focus on optimization
but does not allocate specific costs to research and development.
COMPANY BRANCHES
The TORM Group has offices in Denmark, India, the Philippines, Singapore, the UK and the USA. Further details on the Company's global presence is set out on pages 26.

SIGNIFICANT SHAREHOLDINGS
Details on significant shareholdings are set out in the “Investor Information” section on pages 81-83.

CONTROLLING SHAREHOLDER
TORM’s controlling shareholder, Oaktree, owns TORM plc’s sole C-share, which carries 350,000,000 votes at the general meeting in respect of Specified Matters, including election of members to the Board of Directors of TORM plc (including the Chairman, but excluding the Deputy Chairman) and certain amendments to the Articles of Association.

OTHER INFORMATION INCLUDED IN THE STRATEGIC REPORT
The “Strategic Report” set out on pages 5-53 provides a review of TORM’s operations in 2018 and the potential future developments on those operations. Details on greenhouse gas emissions are included in the “Strategic Report” on page 33, and details on TORM’s general policy relating to recruitment, training, career development and disabled employees are included on pages 36-38.

DIRECTORS’ REPORT

REQUIREMENTS TO THE LISTING RULES
TORM plc is listed on Nasdaq in Copenhagen and Nasdaq in New York. The only listing rule requirement regarding the content of the Annual Report is that TORM’s Annual Report follows the requirements according to the UK Companies Act, including provisions for EEA-listed companies.

RECENT DEVELOPMENTS AND POST BALANCE SHEET EVENTS
There are no material recent developments or post-balance sheet events to report.

INDEPENDENT AUDITORS
Each person who is a Director at the date of approval of the Annual Report confirms that:

•	As far as the Director is aware, there is no relevant audit information of which the Company’s independent auditor is unaware

•
The Director has taken all reasonable steps that he/she ought to have taken as a Director in order to make him/herself aware of any relevant audit information and to establish that the Company’s independent auditor is aware of that information

This confirmation is given and should be interpreted in accordance with the provisions of s418 of the Companies Act 2006.

On 12 April 2018, Deloitte LLP was reappointed as auditors for TORM plc. Deloitte LLP has expressed willingness to continue in office as auditors, and a resolution to reappoint them will be proposed at the forthcoming AGM on 11 April 2019.

Approval
On behalf of the Board of Directors

Mr. Christopher H. Boehringer
Chairman of the Board of Directors
12 March 2019

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors are required to prepare the group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and Article 4 of the IAS Regulation and have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including FRS 101 “Reduced Disclosure Framework”. Under company law the directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

In preparing the parent company financial statements, the directors are required to:
•	Select suitable accounting policies and then apply them consistently;
•	Make judgments and accounting estimates that are reasonable and prudent;
•	State whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
•	Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

In preparing the group financial statements, International Accounting Standard 1 requires that directors:
•	Properly select and apply accounting policies;
•	Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
•
Provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and

•	Make an assessment of the company's ability to continue as a going concern.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors’ responsibility statement
We confirm that to the best of our knowledge:

•
The financial statements, prepared in accordance with the relevant financial reporting framework, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole;

•
The strategic report includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face; and

•
The annual report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the company’s position and performance, business model and strategy.

This responsibility statement was approved by the board of directors on 12 March 2019 and is signed on its behalf by:

Mr. Jacob Meldgaard
Executive Director
12 March 2019

CONSOLIDATED INCOME STATEMENT
1 JANUARY-31 DECEMBER
Consolidated Financial Statement
USD '000	Note	2018	2017	2016
Revenue		635,366	656,991	680,143
Port expenses, bunkers and commissions		-283,018	-259,888	-221,859
Charter hire		-2,506	-8,517	-21,498
Operating expenses	3	-180,443	-188,374	-195,249
Profit from sale of vessels	22	752	2,762	-
Administrative expenses	3, 4	-47,826	-45,007	-41,406
Other operating expenses		-1,963	-418	-304
Share of profit/(loss) from joint ventures		189	3	176
Impairment losses on tangible and intangible assets	6, 7, 22	-3,249	-3,572	-185,000
Depreciation	6	-114,480	-114,451	-122,215

Operating profit/(loss) (EBIT)		2,822	39,529	-107,212

Financial income	8	3,302	4,255	2,814
Financial expenses	8	-39,345	-40,601	-37,333

Profit/(loss) before tax		-33,221	3,184	-141,731

Tax	11	-1,558	-777	-760

Net profit/(loss) for the year		-34,779	2,407	-142,491

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	25	-0.48	0.04	-2.27
Diluted earnings/(loss) per share (USD)	25	-0.48	0.04	-2.27

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
1 JANUARY-31 DECEMBER

USD '000	2018	2017	2016
Net profit/(loss) for the year	-34,779	2,407	-142,491

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	-316	240	-180
Fair value adjustment on hedging instruments	-6,748	9,181	-2,675
Fair value adjustment on hedging instruments transferred to income statement	-307	-2,262	1,665

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	-48	120	-60
Other comprehensive income/(loss) after tax ¹⁾	-7,419	7,279	-1,250

Total comprehensive income/(loss) for the year	-42,198	9,686	-143,741

¹⁾ No income tax was incurred relating to other comprehensive income/(loss) items.

CONSOLIDATED BALANCE SHEET
AS OF 31 DECEMBER

USD '000	Note	2018	2017
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Vessels and capitalized dry-docking	6,7,15	1,396,558	1,294,472
Prepayments on vessels	6	45,491	88,378
Other plant and operating equipment	6	2,973	1,945
Total tangible fixed assets		1,445,022	1,384,795

Financial assets
Investments in joint ventures		71	324
Other investments		5	5
Total financial assets		76	329

Total non-current assets		1,445,098	1,385,124

CURRENT ASSETS
Bunkers		39,404	33,204
Freight receivables	9	85,997	71,281
Other receivables	10	7,488	11,787
Prepayments		2,855	4,422
Cash and cash equivalents		127,361	134,207
Current assets, excluding assets held-for-sale		263,105	254,901

Assets held-for-sale	22	6,197	6,550

Total current assets		269,302	261,451

TOTAL ASSETS		1,714,400	1,646,575

The financial statements of TORM plc, company number 09818726, have been approved by the Board of Directors and signed on their behalf by: Mr. Jacob Meldgaard, Executive Director 12 March 2019

USD '000	Note	2018	2017
EQUITY AND LIABILITIES
EQUITY
Common shares	12	742	623
Share premium	12	97,092	-
Treasury shares	12	-2,887	-2,887
Hedging reserves		254	7,309
Translation reserves		-96	280
Retained profit		752,106	785,725
Total equity		847,211	791,050

LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability	11	44,909	44,906
Mortgage debt and bank loans	2,14,15,17	633,026	629,198
Finance lease liabilities	17,22	22,138	25,294
Total non-current liabilities		700,073	699,398

CURRENT LIABILITIES
Mortgage debt and bank loans	2,14,15,17	91,266	91,720
Finance lease liabilities	17,22	3,156	2,899
Trade payables	17	35,122	26,150
Current tax liabilities		1,010	1,393
Other liabilities	13,17	36,503	33,822
Deferred income		59	143
Total current liabilities		167,116	156,127

Total liabilities		867,189	855,525

TOTAL EQUITY AND LIABILITIES		1,714,400	1,646,575

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
1 JANUARY-31 DECEMBER

USD '000	Common shares	Share premium	Treasury shares ²⁾	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2016	638	-	-176	1,400	160	973,954	975,976

Comprehensive income/loss for the year:
Net profit/(loss) for the year	-	-	-	-	-	-142,491	-142,491
Other comprehensive income/(loss) for the year	-	-	-	-1,010	-180	-60	-1,250
Total comprehensive income/(loss) for the year	-	-	-	-1,010	-180	-142,551	-143,741

Corporate Reorganization TORM plc	-	-	-	-	-	-6,564	-6,564
Acquisition of outstanding shares in TORM A/S, cost¹⁾	-15	-	176	-	-	-19,396	-19,235
Acquisition of treasury shares, cost	-	-	-2,887	-	-	-	-2,887
Share-based compensation	-	-	-	-	-	2,029	2,029
Dividend paid	-	-	-	-	-	-25,000	-25,000
Total changes in equity 2016	-15	-	-2,711	-1,010	-180	-191,482	-195,398

Equity as of 31 December 2016	623	-	-2,887	390	-20	782,472	780,578

Comprehensive income/loss for the year:
Net profit/(loss) for the year	-	-	-	-	-	2,407	2,407
Other comprehensive income/(loss) for the year	-	-	-	6,919	240	120	7,279
Total comprehensive income/(loss) for the year	-	-	-	6,919	240	2,527	9,686

Corporate Reorganization TORM plc	-	-	-	-	-	146	146
Share-based compensation	-	-	-	-	-	1,880	1,880
Dividend paid	-	-	-	-	-	-1,240	-1,240
Total changes in equity 2017	-	-	-	6,919	240	3,313	10,472

Equity as of 31 December 2017	623	-	-2,887	7,309	220	785,785	791,050

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
1 JANUARY-31 DECEMBER

USD '000	Common shares	Share premium	Treasury shares ²⁾	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2018	623	-	-2,887	7,309	220	785,785	791,050
Effect as of 1 January 2018 of new IFRS standards implemented ⁴⁾	-	-	-	-	-	-878	-878
Adjusted equity as of 1 January 2018	623	-	-2,887	7,309	220	784,907	790,172

Comprehensive income/(loss) for the year:
Net profit/(loss) for the year	-	-	-	-	-	-34,779	-34,779
Other comprehensive income/(loss) for the year ³⁾	-	-	-	-7,055	-316	-48	-7,419
Total comprehensive income/(loss) for the year	-	-	-	-7,055	-316	-34,827	-42,198

Capital increase	119	99,880	-	-	-	-	99,999
Transaction costs capital increase	-	-2,788	-	-	-	-	-2,788
Share-based compensation	-	-	-	-	-	2,026	2,026
Total changes in equity 2018	119	97,092	-	-7,055	-316	-32,801	57,039

Equity as of 31 December 2018	742	97,092	-2,887	254	-96	752,106	847,211

¹⁾ Relates to the squeeze-out of remaining minority shareholders in TORM A/S.
²⁾ Please refer to note 12 for further information on treasury shares.
³⁾ Please refer to "Consolidated Statement of Comprehensive Income".
⁴⁾ Please refer to note 1 for description of new IFRS standards implemented.

CONSOLIDATED CASH FLOW STATEMENT
1 JANUARY-31 DECEMBER

USD '000	Note	2018	2017	2016
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the year		-34,779	2,407	-142,491

Adjustments:
Reversal of profit from sale of vessels		-752	-2,762	-
Reversal of depreciation	6	114,480	114,451	122,215
Reversal of impairment loss on tangible and intangible assets	6, 7, 22	3,249	3,572	185,000
Reversal of share of profit/(loss) from joint ventures		-189	-3	-176
Reversal of financial income	8	-3,302	-4,255	-2,814
Reversal of financial expenses	8	39,345	40,601	37,333
Reversal of tax expenses	11	1,558	777	760
Reversal of other non-cash movements	23	2,039	3,696	-7,114

Dividends received from joint ventures		440	-	188
Interest received and realized exchange gains		2,720	1,641	2,735
Interest paid and realized exchange losses		-39,792	-36,698	-31,385
Income taxes paid		-1,611	-586	-1,430
Change in bunkers, receivables and payables, etc.	23	-12,668	-12,996	8,322

Net cash flow from operating activities		70,738	109,845	171,143

USD '000	Note	2018	2017	2016
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets		-202,439	-145,112	-119,408
Sale of tangible fixed assets	22	26,847	31,382	-

Net cash flow from investing activities		-175,592	-113,730	-119,408

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt		114,530	175,377	49,256
Borrowing, sale and leaseback transactions		-	30,195	-
Repayment/redemption, mortgage debt		-110,834	-125,487	-142,740
Repayment/redemption, finance lease liabilities		-2,899	-16,724	-3,410
Dividend paid		-	-1,240	-25,000
Acquisition of outstanding shares in TORM A/S		-	-	-19,241
Capital increase		99,999	-	-
Transaction costs share issue		-2,788	-	-
Purchase/disposal of treasury shares		-	-	-2,887
Change in restricted cash		-2,014	594	-1,588

Net cash flow from financing activities		95,994	62,715	-145,610

Net cash flow from operating, investing and financing activities		-8,860	58,830	-93,875

Cash and cash equivalents as of 1 January		132,948	74,118	167,993

Cash and cash equivalents as of 31 December		124,088	132,948	74,118

Restricted cash as of 31 December		3,273	1,259	1,853
Cash and cash equivalents including restricted cash as of 31 December		127,361	134,207	75,971

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 1 – ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES
AND JUDGEMENTS
OVERVIEW OF BUSINESS
TORM plc is a shipping company, incorporated in the United Kingdom, which owns and operates a fleet of product tankers. Unless otherwise indicated, the terms "TORM plc," "we," "us," "our," the "Company" and the "Group" refer to TORM plc and its consolidated subsidiaries, which includes TORM A/S and its consolidated subsidiaries following the closing of the Exchange Offer (defined below). When used herein to describe events prior to the closing of the Exchange Offer, the terms “TORM A/S," "we," "us," "our," the "Company" and the "Group" refer to TORM A/S and its consolidated subsidiaries before such time.
On 15 April 2016, a new corporate structure was established, whereby TORM plc effectively acquired all of the outstanding A-shares of TORM A/S (referred to herein as Danish A-shares) in exchange for TORM plc’s securities. A total of 97.6% of TORM A/S’ shareholders exchanged their shareholdings to TORM plc, and TORM plc acquired the remaining 2.4% shares from TORM A/S’ minority shareholders in a statutory squeeze-out transaction under the Danish Companies Act for a total cash consideration of USD 19.2m.
In addition, and in connection with the exchange of the Danish A-shares in 2016, all TORM A/S warrant holders exchanged their warrants on a one-for-one basis for TORM plc warrants. We refer to these transactions collectively as the "Exchange Offer." On 19 April 2016, upon the closing of the Exchange Offer, TORM plc became the Group’s publicly-held parent company incorporated under the laws of England and Wales. We refer to this as the "Redomiciliation”. The Redomiciliation was accounted for as an internal reorganization of entities under common control and, therefore, the assets and liabilities of TORM A/S were accounted for at their historical cost basis and not revalued in the transaction.
The impact on equity in 2016 reflected the accumulated deficit of TORM plc at that date and the squeeze-out transaction impact of USD 19.2m.
The consolidated financial statements for the TORM Group are presented in the legal name of TORM plc, but they are a continuation of the financial statements of TORM A/S with a retroactive adjustment of the legal capital of the legal parent (TORM plc). The consolidated financial results reflect the activities for TORM A/S only for the period from 1 January 2016 until 15 April 2016, whereas the remaining period of 2016 and going forward reflects the combined activity of TORM plc and TORM A/S.
TORM plc is listed on the stock exchange Nasdaq in Copenhagen, Denmark and on Nasdaq in New York, United States.

NOTE 1 – continued
BASIS OF PREPARATION
The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the EU and as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention except where fair value accounting is specifically required by IFRS.
The functional currency is USD, and the Company applies USD as presentation currency in the preparation of the consolidated financial statements.
GOING CONCERN
As of 31 December 2018, TORM’s available liquidity including undrawn facilities was USD 406m, hereof a cash position of USD 127m. TORM’s net interest-bearing debt was USD 627m and the net debt loan-to-value ratio was 53%. Further information on the Group’s objectives and policies for managing its capital, its financial risk management objectives and its exposure to credit and liquidity risk can be found in note 19 to the financial statements.
The Group monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants within its loan facilities, details of which are in note 2 to the financial statements. Sensitivity calculations are run to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required.

The Board of Directors has considered the Group’s cash flow forecasts and the expected compliance with the Company’s financial covenants for a period of not less than 12 months from the date of approval of these financial statements. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, the Group will be able to continue in operational existence and comply with its financial covenants for the foreseeable future. Accordingly, the Group continues to adopt the going concern basis in preparing its financial statements.

NOTE 1 - continued
ADOPTION OF NEW OR AMENDED IFRS STANDARDS
TORM has implemented the following standards and amendments issued by the IASB and adopted by the EU in the consolidated financial statements for 2018:
•	Amendments to IFRS 2 “Classification and Measurement of Share-based Payment Transactions”
•
IFRS 9: On 1 January 2018, TORM adopted IFRS 9 “Financial Instruments”, which is mandatory for accounting periods beginning 1 January 2018 or later. The standard and subsequent amendments has substantially changed the classification and measurement of financial instruments and hedging requirements and introduced a new hedge-accounting model enabling companies to better reflect their risk management activities in the financial statements. We have assessed that the Group’s hedging activities also in 2018, qualify for hedge accounting, and there have been no changes in the classifications of financial assets and financial liabilities as at the date of the initial application of IFRS 9. There have been no changes in the carrying amounts on the basis of their measurement categories and there have been no changes in the carrying amounts arising from a change in measurement in connection with the transition to IFRS 9. The standard has thus been implemented without adjusting the opening balance as of 1 January 2018.

The implementation of IFRS 9 has also entailed that impairment of receivables must be based on expected losses and not incurred losses as under IAS 39. The transition had no significant effect on either the income statement or the statement of financial position, as TORM historically has had very limited actual incurred losses on receivables, and the standard has thus been implemented without adjusting the opening balance as of 1 January 2018. Please see note 19 for further disclosures as of 31 December 2018.
•
IFRS 15: On 1 January 2018, TORM also adopted IFRS 15, “Revenue from Contracts with Customers”, which replaces IAS 11, IAS 18 and associated interpretations. TORM has implemented IFRS 15 with retrospective effect, however, elected to utilize the relief from restating comparative figures (modified retrospective method). The standard has changed the recognition pattern of revenue. The change in revenue recognition has gone from recognizing from “discharge-to-discharge” to “load-to-discharge”. The effect of the implementation as of 1 January 2018 amounts to USD 0.9m, recorded as an adjustment to the opening balance of retained profit in the consolidated statement of changes in equity.

The implementation of the above standards and amendments had no significant impact on the Group’s financial statements.
It is assessed that application of other new interpretations effective on 1 January 2018 has not had any material impact on the consolidated financial statements in 2018. Further, it has been anticipated that there will not be any significant impact from the adoption of these new interpretations on future periods.

NOTE 1 - continued

ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED
IASB has issued a number of new or amended accounting standards (IFRS) and interpretations  (IFRIC) that have not yet come into effect. In general, the following standards are expected to have the most significant impact on current accounting regulation:
•
IFRS 16 “Leases”. The effective date is 1 January 2019, and the standard will be implemented using the modified retrospective approach, where comparative information is not restated. The impact of the standard in TORM is limited to leasing agreements regarding office buildings and other administrative contracts such as cars, office equipment, etc. The change requires capitalization of the operating lease agreements, and the effect in the financials as of 1 January 2019 is a recognition of a right-of-use asset and leasing liability of USD 11.4m. The future reclassification from the line item “Administrative expenses” to “Depreciation” of approx. USD 2.6m and “Financial expenses” (interest) approx. USD 0.3m, amounts to approx. USD 2.9m in 2019. The reclassification will have a minor negative effect on the Profit and Loss in 2019 but will improve the Alternative Performance Measure (APM) “EBITDA”.

ACCOUNTING POLICIES
Consolidation principles
The consolidated financial statements comprise the financial statements of the Parent Company, TORM plc and entities controlled by the Company and its subsidiaries. Control is achieved when the Company has all the following:
•	power over the investee;
•	exposure, or rights, to variable returns from its involvement with the investee; and
•	the ability to use its power over the investee to affect the amounts of the investor’s returns

The Company should reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities unilaterally. The Company considers all facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:
•	The size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders
•	Potential voting rights held by the Company, other vote holders or other parties
•	Rights arising from other contractual arrangements, and
•
Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time when decisions need to be made, including voting pattern at previous shareholders’ meetings

NOTE 1 - continued
Entities in which the Group exercises significant but not controlling influence are regarded as associated companies and are accounted for using the equity method.
Companies which are managed jointly by agreement with one or more companies and therefore are subject to joint control (joint ventures) are accounted for using the equity method.
Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date on which the Company obtains control until the date when the Company loses control over the subsidiary.
The consolidated financial statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and the Company’s share of the income statement and balance sheet of joint operations by combining items of a uniform nature and eliminating intercompany transactions, balances and shareholdings as well as realized and unrealized gains and losses on transactions between the consolidated entities. The financial statements used for consolidation purposes are prepared in accordance with the Company’s accounting policies.
The consolidated financial statements following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) but as a continuation of the financial statements of the legal subsidiary (accounting acquirer). The accounting acquirer’s legal capital is adjusted retrospectively to reflect the legal capital of the accounting acquiree. Comparative information is adjusted accordingly.
Business combinations
Newly acquired or formed entities are recognized in the consolidated financial statements from the date of acquisition or formation. The date of acquisition is the date on which control over the entity is effectively transferred.
Business combinations are accounted for by applying the purchase method, whereby the acquired entities’ identifiable assets, liabilities and contingent liabilities are measured at fair value at the acquisition date. The tax effect of the revaluation activities is also taken into account. When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of that adjustment is included in the cost of the combination if the event is probable and the adjustment can be measured reliably. Costs of issuing debt or equity instruments in connection with a business combination are accounted for together with the debt or equity issuance. All other costs associated with the acquisition are expensed in the income statement.

NOTE 1 - continued
The excess of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities is recognized as goodwill under intangible assets and is tested for impairment at least once a year. Upon acquisition, goodwill is allocated to the cash generating units, which subsequently form the basis for the impairment test. If the fair value of the acquired assets, liabilities and contingent liabilities exceeds the cost of the business combination, the identification of assets and liabilities and the processes of measuring the fair value of the assets and liabilities and the cost of the business combination are reassessed. If the fair value of the business combination continues to exceed the cost, the resulting gain is recognized in the income statement.
Foreign currencies
The functional currency of all significant entities, including subsidiaries and associated companies, is United State dollars (USD), because the Company’s vessels operate in international shipping markets, in which income and expenses are settled in USD, and because the Company’s most significant assets and liabilities in the form of vessels and related liabilities are denominated in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the transaction date. Cash, receivables and payables and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under “Financial income” and “Financial expenses”.
The reporting currency of the Company is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Income statement items are translated into USD at the average exchange rate for the year, whereas balance sheet items are translated at the exchange rate as of the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognized as a separate component through other comprehensive income. On the disposal of an entity, the cumulative amount of the exchange differences recognized in the separate component of equity relating to that entity is transferred to the income statement as part of the gain or loss on disposal.

NOTE 1 - continued
Derivative financial instruments and hedge accounting
Derivative financial instruments, primarily forward currency exchange contracts, forward freight agreements, interest rate hedges and forward contracts regarding bunker purchases, are entered into hedge future committed or anticipated transactions. TORM applies hedge accounting under the specific rules on cash flow hedges when appropriate.
Derivative financial instruments are initially recognized in the balance sheet at fair value at the date when the derivative contract is entered into and are subsequently measured at their fair value as other receivables or other liabilities, respectively.
Changes in the fair value of derivative financial instruments that are designated as cash flow hedges and deemed to be effective are recognized directly in “Other comprehensive income”. When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in “Other comprehensive income” is transferred to the income statement and included in the same line as the hedged transaction. However, when the hedged transaction results in the recognition of a fixed asset, the gains and losses previously accumulated in “Other comprehensive income” are transferred from “Other comprehensive income” and included in the initial measurement of the cost of the fixed asset. Changes in the fair value of a portion of a hedge deemed to be ineffective are recognized in the income statement.
Changes in the fair value of derivative financial instruments that are not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the Company’s risk management policy, interest rate swaps with cap features and certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivate financial instruments are therefore recognized in the income statement under “Financial income” or “Financial expenses” for interest rate swaps with cap features, under “Revenue” for forward freight agreements and under “Port expenses, bunkers and commissions” for forward bunker contracts.
Segment information
The segmentation is based on the Group’s internal management and reporting structure. In the Tanker Segment, the services provided primarily comprise transportation of refined oil products such as gasoline, jet fuel and naphtha.
The Group has only one geographical segment, because the Company considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world. Furthermore, the internal management reporting does not provide such information. Consequently, it is not possible to provide geographical segment information on revenue from external customers or non-current segment assets.

NOTE 1 - continued
Employee benefits
Wages, salaries, social security contributions, holiday and sick leave, bonuses and other monetary and non-monetary benefits are recognized in the year in which the employees render the associated services. Please also refer to the accounting policy for share-based payment.
Pension plans
The Group has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.
Leases
Agreements to charter in vessels and to lease other plant and operating equipment for which TORM substantially has all the risks and rewards of ownership are recognized in the balance sheet as finance leases. Lease assets are measured at the lower of fair value and the present value of minimum lease payments determined in the leases.
For the purpose of calculating the present value, the interest rate implicit in the lease or an incremental borrowing rate is used as discount factor. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Company or over the lease period depending on the lease terms.
The corresponding lease obligation is recognized as a liability in the balance sheet, and the interest element of the lease payment is charged to the income statement as incurred.
Other charter agreements concerning vessels and other leases are classified as operating leases, and lease payments are charged to the income statement on a straight-line basis over the lease term. The obligation for the remaining lease term is disclosed in the notes to the financial statements.
Sale and lease back
Following a sale transaction, agreements to charter-in vessels (sale-and-leaseback) for which TORM maintains substantially all the risks and rewards incidental to economic ownership, are recognized on the balance sheet as finance leases. Leased vessels are measured at the start of the leasing contract at the lower of the present value of minimum lease payments determined in the lease contract and the assets’ fair value, plus any incidental expense borne by the lessee. For the purpose of calculating the present value, the interest rate implicit in the lease is used as discount factor. Depreciation method and useful economic life correspond to those applied to comparable purchased assets. Liabilities for financial leases are recognized on the balance sheet and the interest included in the lease payment is charged to the income statement.

NOTE 1 - continued
INCOME STATEMENT
Revenue
Income is recognized in the income statement when:
•	The income generating activities have been carried out on the basis of a binding agreement
•	The income can be measured reliably
•	It is probable that the economic benefits associated with the transaction will flow to the Company
•	Costs relating to the transaction can be measured reliably

Revenue comprises freight, charter hire and demurrage revenues from the vessels and gains and losses on forward freight agreements designated as hedges. Revenue is recognized when or as performance obligations are satisfied by transferring the promised goods or service s to the customer, i.e. at a point in time or over time provided that the stage of completion can be measured reliably. Revenue is measured at the consideration the Group expects to be entitled to. Accordingly, freight, charter hire and demurrage revenue are recognized at selling price upon delivery of the service as per the charter parties concluded.
Cross-over voyages
Revenue is recognized upon delivery of services in accordance with the terms and conditions of the charter parties. For cross-over voyages (voyages in progress at the end of a reporting period), the uncertainty and the dependence on estimates are greater than for finalized voyages. The Company recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed at the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage.
When recognizing revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate, and for time charter parties a lower day rate may have been agreed for additional days. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.
Demurrage revenue
Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of demurrage revenue. Demurrage revenue is recognized upon delivery of services in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers.

NOTE 1 - continued
The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue upon initial recognition. The Company receives the demurrage payment upon reaching final agreement on the amount, which on average is approximately 100 days after the original demurrage claim was submitted. Any adjustments to the final agreement are recognized as demurrage revenue.
Port expenses, bunkers and commissions
Port expenses, bunker fuel consumption and commissions are recognized as incurred. Gains and losses on forward bunker contracts designated as hedges and write-down and provisions for losses on freight receivables are included in this line.
Freight and bunker derivatives
Freight and bunker derivatives comprise fair value adjustments and gains and losses on forward freight agreements, forward bunker contracts and other derivative financial instruments directly relating to shipping activities which are not designated as hedges. The freight and bunker derivatives that qualify for hedge accounting are recognized in Revenue and Port expense, bunkers and commissions respectively, as the hedging instrument is realized.
Charter hire
Charter hire comprises expenses related to the chartering in of vessels under operating leases which have been incurred in order to achieve the net revenue for the year.
Operating expenses
Operating expenses, which comprise crew expenses, repair and maintenance expenses and tonnage duty, are expensed as incurred.
Profit from sale of vessels
Profit from sale of vessels is recognized when the significant risks and rewards of ownership have been transferred to the buyer, representing the difference between the sales price less costs to sell and the carrying value of the vessel.
Administrative expenses
Administrative expenses, which comprise administrative staff costs, management costs, office expenses and other expenses relating to administration, are expensed as incurred.
Other operating expenses
Other operating expenses primarily comprise chartering commissions and management fees paid to commercial and technical managers for managing the fleet and profits and losses deriving from the disposal of fixed assets, etc.

NOTE 1 - continued
Depreciation and impairment losses
Depreciation and impairment losses comprise depreciation of tangible fixed assets for the year as well as the write-down of the value of assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment, the carrying amount is assessed, and the value of the asset is written down to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its fair value less costs to sell.
Financial income
Financial income comprises interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other equity investments and securities, unrealized gains from securities, dividends received and other financial income including value adjustments of certain financial instruments not accounted for as hedges of future transactions.
Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.
Financial expenses
Financial expenses comprise interest expenses, financing costs of finance leases, realized and unrealized exchange rate losses relating to transactions in currencies other than the functional currency, realized losses from other equity investments and securities, unrealized losses from securities and other financial expenses including value adjustments of certain financial instruments not accounted for as hedges of future transactions.
Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate.
Tax
Tax expenses comprise the expected tax including tonnage tax on the taxable income for the year for the Group, adjustments relating to previous years and the change in deferred tax for the year. However, tax relating to items in other comprehensive income is recognized directly in the statement of other comprehensive income.

NOTE 1 - continued
BALANCE SHEET
Vessels
Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expenses incurred during the period of construction based on the loans obtained for the vessels. All major components of vessels except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful lives, which TORM estimates to be 25 years. The Company considers that a 25-year depreciable life is consistent with what is used by other shipowners with comparable tonnage. Depreciation is based on cost less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements and the Company’s business plans.
The Company also evaluates the carrying amounts to determine if events have occurred that indicate impairment and would require a modification of the carrying amounts. Prepayment on vessels is measured at costs incurred.
Dry-docking
Approximately every 24 and 60 months, depending on the nature of work and external requirements, the vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and major maintenance of other components, which cannot be carried out while the vessels are operating. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs is reviewed at least at each financial year-end based on market conditions, regulatory requirements and TORM’s business plans. A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation hereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which again is based on experience and past history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, taking into account the normal docking intervals of the vessels.
At subsequent dry-dockings, the costs comprise the actual costs incurred at the dry-docking yard. Dry-docking costs may include the cost of hiring crews to carry out replacements and repairs, the cost of parts and materials used, The cost of travel, lodging and supervision of Company personnel as well as the cost of hiring third-party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of anti-fouling and hull paint, steel repairs as well as refurbishment and replacement of other parts of the vessel.
Prepayments on vessels
Prepayments consist of prepayments related to newbuilding contracts for vessels not yet delivered and including a share of borrowing costs. When a vessel is delivered, the amount is reallocated to the financial statement line “Vessels and capitalized dry-docking”.

NOTE 1 - continued

Other plant and operating equipment
Other plant and operating equipment consists of leasehold improvements, IT equipment and software and is measured at historical cost less accumulated depreciation and any impairment loss. Any subsequent cost is included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits are associated with the item and the cost of the item can be measured reliably. Depreciation is based on the straight-line method over the estimated useful life of the assets:
•	Leasehold improvements: estimated useful life
•	IT equipment: 3–5 years
•	Software: 3–5 years
•	Other equipment 3–5 years

The depreciation commences when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by Management.
Financial assets
Financial assets are initially recognized at the settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognized at fair value. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred.
Investments in joint ventures
Investments in joint ventures comprise investments in companies which by agreement are managed jointly with one or more companies and therefore are subject to joint control and in which the parties have rights to the net assets of the joint venture. Joint ventures are accounted for using the equity method. Under the equity method, the investment in joint ventures is initially recognized at cost and thereafter adjusted to recognize TORM’s share of the profit or loss in the joint venture. When TORM’s share of losses in a joint venture exceeds the investment in the joint venture, TORM discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that TORM has incurred legal or constructive obligations or made payments on behalf of the joint venture.
Receivables
Outstanding freight receivables and other receivables that are expected to be realized within 12 months from the balance sheet date are classified as “Freight receivables” or “Other receivables” and presented as current assets.

NOTE 1 - continued
Receivables are at initial recognition measured at at their transaction price less allowance for expected credit losses over the lifetime of the receivable and are subsequent measured at amortised cost adjusted for change in expected credit losses. Derivative financial instruments included in other receivables are measured at fair value.
Expected credit losses
Expected credit losses at initial recognition are determined on the basis of customers’ ability to pay, considering historical information about payment patterns, credit risks, customer concentrations, customer creditworthiness as well as prevailing economic conditions. The estimates are updated subsequent and if the debtor’s ability to pay is becoming doubtful expected credit losses are calculated at individual basis. When there are no reasonable expectations of recovering the receivable is written off in part or entirely.
Provisions for bad debt
Allowances for bad debts are determined on the basis of customers’ ability to pay, considering historical information about payment patterns, doubtful debts, customer concentrations, customer creditworthiness as well as prevailing economic conditions. The estimates are updated if the debtor’s ability to pay changes. It is estimated that the provisions made are sufficient to cover any bad debts.
Impairment of assets
Non-current assets are reviewed at least annually to determine any indication of impairment due to a significant decline in either the assets’ market value or in the cash flows generated by the assets. In case of such indication, the recoverable amount of the asset is estimated as the higher of the asset’s fair value less costs to sell and its value in use. The value in use is the present value of the future cash flows expected to derive from a cash generating unit (CGU), utilizing a pre-tax discount rate that reflects current market estimates of the time value of money and the risks specific to the unit for which the estimates of future cash flows have not been adjusted. If the recoverable amount is less than the carrying amount of the cash generating unit, the carrying amount is reduced to the recoverable amount.
The impairment loss is recognized immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined, had no impairment loss been recognized in prior years.
The management in TORM has assessed the inflow of cash in TORM to allocate these into separate cash generating units (CGU). It has been assessed that the Group only have one CGU – the product tanker segment.
For the purpose of assessing impairment, assets and time charter and bareboat contracts are grouped at the lowest levels at which impairment is monitored for internal management purposes.

NOTE 1 - continued
Bunkers
Bunkers and lube oil are stated at the lower of cost and net realizable value. Cost is determined using the FIFO method and includes expenditure incurred in acquiring the bunkers and lube oil and delivery cost less discounts.
Assets held-for-sale
Assets are classified as held-for-sale if the carrying amount will be recovered principally through a sales transaction rather than through continuing use. This condition is regarded as met only when the asset is available for immediate sale in its present condition subject to terms that are usual and customary for sales of such assets, and when its sale is highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
Assets held-for-sale mainly refer to vessels being sold and are measured at the lower of their previous carrying amount and fair value less costs to sell.
Gains are recognized on delivery to the new owners in the income statement in the item “Profit from sale of vessels”. Anticipated losses are recognized at the time when the asset is classified as held-for-sale in the item “Impairment losses on tangible and intangible assets”.
Treasury shares
Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in equity.
Share-based payments
The Group makes equity settled share-based payments to certain employees, which are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest. The fair value of the share schemes is calculated using the Black-Scholes model at the grant date.
Dividend
Dividend is recognized as a liability at the time of declaration. Dividend proposed for the year is moved from “Retained profit” and presented as a separate component of equity.
Provisions
Provisions are recognized when the Group has a legal or constructive obligation as a result of past events, and when it is probable that this will lead to an outflow of resources that can be reliably estimated. Provisions are measured at the estimated liability that is expected to arise, taking into account the time value of money.

NOTE 1 - continued
Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. In addition, the deferred tax also constitutes the reserve in relation to the transition balance in connection with the Danish tonnage tax scheme.
Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the laws that have been enacted at the balance sheet date. The deferred tax is charged through the income statement except when it relates to other comprehensive income items.
Mortgage debt and bank loans
At the time of borrowing, mortgage debt and bank loans are measured at fair value less transaction costs. Mortgage debt and bank loans are subsequently measured at amortized cost. This means that the difference between the net proceeds at the time of borrowing and the nominal amount of the loan is recognized in the income statement as a financial expense over the term of the loan applying the effective interest method.
When terms of existing financial liabilities are renegotiated, or other changes regarding the effective interest rate occur, TORM performs a test to evaluate whether the new terms are substantially different from the original terms. If the new terms are substantially different from the original terms, TORM accounts for the change as an extinguishment of the original financial liability and the recognition of a new financial liability. TORM considers the new terms to be substantially different from the original terms if the present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability.
Other liabilities
Other liabilities are generally measured at amortized cost. Derivative financial instruments included in other liabilities are measured at fair value.

NOTE 1 - continued
CASH FLOW STATEMENT
The cash flow statement shows how income and changes in the balance sheet items affect cash and cash equivalent, i.e. how cash is generated or used in the period. The cash flow statement is presented in accordance with the indirect method commencing with “Net profit/(loss) for the year”.
Cash flow from operating activities converts income statement items from the accrual basis of accounting to cash basis. Starting with “Net profit/(loss) for the year”, non-cash items are reversed and actual payments included. Further, the change in working capital is taken into account, as this shows the development in money tied up in the balance sheet.
Cash flow from investing activities comprises the purchase and sale of tangible fixed assets and financial assets as well as cash from business combinations.
Cash flow from financing activities comprises changes in long-term debt, bank loans, finance lease liabilities, purchases or sales of treasury shares and dividend paid to shareholders.
Cash and cash equivalents comprise cash and short-term bank deposits with an original maturity of three months or less, net of outstanding bank overdrafts. The carrying amount of these assets is approximately equal to their fair value. Cash and cash equivalents at the end of the reporting period are shown in the consolidated cash flow statement and can be reconciled to the related items in the consolidated balance sheet.
The restricted cash balance primarily relates to cash provided as security for negative marked values of derivatives and other cash positions.
EARNINGS PER SHARE
Basic earnings per share is calculated by dividing the consolidated net profit/(loss) for the year available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases of treasury shares during the period are weighted based on the remaining period.
Diluted earnings per share is calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect of including them would be to increase earnings per share or reduce a loss per share.

NOTE 1 - continued
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires Management to make assumptions about matters subject to significant uncertainty, if different estimates could reasonably have been used, or if changes in the estimate that would have a material impact on the Company’s financial position or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates applied are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.
Management believes that the following are the significant accounting estimates and judgements used in the preparation of the consolidated financial statements:
Carrying amounts of vessels
The Company evaluates the carrying amounts of the vessels (including newbuildings) to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recoverable. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment such as reported sale and purchase prices, market demand and general market conditions. Furthermore, market valuations from leading, independent and internationally recognized shipbrokers are obtained on a quarterly basis as part of the review for potential impairment indicators. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less costs to sell and the value in use.
The review for potential impairment indicators and projection of future discounted cash flows related to the vessels is complex and requires the Company to make various estimates including future freight rates, utilization, earnings from the vessels, future operating expenses- and capital expenditure including dry-dock costs - and discount rates. For more information on key assumptions and related sensitivities, please refer to note 7 in these financial statements. All these factors have been historically volatile. The carrying amounts of TORM’s vessels may not represent their fair market value at any point in time, as market prices of second-hand vessels to a certain degree tend to fluctuate with changes in freight rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment write-down or reversal of impairment may be required.

NOTE 2 – LIQUIDITY, CAPITAL RESOURCES AND SUBSEQUENT EVENTS
LIQUIDITY AND CAPITAL RESOURCES
As of 31 December 2018, TORM’s cash position totaled USD 127m (2017: USD 134m; 2016: USD 76m) and undrawn credit facilities amounted to USD 279m (2017: USD 271m; 2016: USD 190m). The undrawn credit facilities consisted of a USD 75m Working Capital Facility, a bilateral USD 70m facility with ABN AMRO Bank, a bilateral USD 88m facility with Danish Ship Finance and a USD 46m facility with KfW. TORM had nine newbuildings on order for delivery in 2019-2020 (2017: ten; 2016: four). The total outstanding CAPEX related to these newbuildings was USD 258m (2017: USD 307m; 2016: USD 149m) and is mainly financed by the undrawn facilities with ABN AMRO Bank and Danish Ship Finance.
TORM has a Term Facility I of USD 331m and an undrawn Working Capital Facility of USD 75m both with maturity in 2021. In addition to the Term Facility I and the Working Capital Facility, TORM has a Term Facility II of USD 104m with maturity in 2022 and bilateral loan agreements with ING of USD 42m maturing in 2024, with China Export-Import Bank of USD 112m with maturity in 2030 and with Danish Ship Finance of USD 141m maturing in 2022. The loan agreement with Danish Ship Finance consists of three tranches, two of which expire in 2021 with total balloon payments of USD 72m. As of 31 December 2018, the scheduled minimum payments on mortgage debt and bank loans in 2019 were USD 92m.
TORM’s bank debt facilities include financial covenants related to:
•	Minimum liquidity including committed credit lines
•	Minimum cash
•	Loan-to-value
•	Equity ratio

During 2018, 2017 and 2016, TORM did not have any covenant breaches.
SUBSEQUENT EVENTS
•	On 4 January 2019, TORM delivered the Handysize tanker TORM Charente to its new owner. In the financial statements, TORM Charente is treated as an asset-held-for-sale.
The delivery results in a net loss from sale of vessels in TORM of USD 1.1m in 2019.
•
On 19 January 2019, TORM entered into an agreement to sell the MR tanker TORM Amazon, and the vessel was delivered to its new owner on 12 February 2019. The delivery results in a net loss from sale of vessels in TORM of USD 1.6m in 2019.

NOTE 3 – STAFF COSTS
USDm	2018	2017	2016
Total staff costs
Staff costs included in operating expenses	9.3	9.2	9.9
Staff costs included in administrative expenses	36.9	34.6	31.0
Total	46.2	43.8	40.9

Staff costs comprise the following
Wages and salaries	38.1	36.4	32.3
Share-based compensation	2.1	1.9	2.0
Pension costs	3.3	3.1	3.6
Other social security costs	0.6	0.3	0.4
Other staff costs	2.1	2.1	2.6
Total	46.2	43.8	40.9

Average number of permanent employees
Seafarers	111.7	130.6	137.0
Land-based	302.2	286.6	269.1
Total	413.9	417.2	406.1

Employee information
The majority of the staff on vessels are not employed by TORM. Staff costs included in operating expenses relate to the 112 seafarers (2017: 131, 2016: 137).
The average number of employees is calculated as a full-time equivalent (FTE).
The Executive Director is, in the event of termination by the Company, entitled to a severance payment of up to 12 months' salary.

NOTE 3 - continued
USD '000	2018	2017	2016
Non-Executive Board and Committee Remuneration, short term
Christopher H. Boehringer	276	290	237
David Weinstein	182	174	131
Torben Janholt	171	174	132
Göran Trapp	171	174	158
Total	800	812	658

Executive Management
USD '000	Salary	Taxable benefits	Annual perfor-mance bonus	Total
Executive Management Remuneration
Jacob Meldgaard
2016, TORM A/S - restated ¹⁾	834	41	559	1,434
2016, TORM plc¹⁾	39	-	-	39
2017, TORM A/S¹⁾	923	42	580	1,545
2017, TORM plc¹⁾	81	-	-	81
2018, TORM A/S¹⁾	983	44	425	1,452
2018, TORM plc¹⁾	80	-	-	80

¹⁾ Paid by legal entity as noted.

Key management personnel consists of the Boards of Directors and the Executive Director.
Senior Management Team
The aggregate compensation paid by the Group to the other members of the Senior Management Team (excluding Mr. Meldgaard) was USD 2,186,679 (2017: USD 1,987,726, 2016: USD 1,760,420), which includes an aggregate of USD 125,959 (2017: USD 112,236, 2016: USD 95,029) allocated for pensions for these individuals.

NOTE 3 - continued
Long-Term Incentive Plan - RSUs granted in 2018:
	RSU LTIP grant ¹⁾	Exercise price per share	RSU grant value assuming 100% vesting
LTIP element of Jacob Meldgaard's remuneration package 2018:
Jacob Meldgaard	766,035	DKK 53.7	USD 0.9m

¹⁾ The LTIP award is fixed by the Board of Directors and was communicated via company announcement no. 10 of 25 April 2018. Therefore there is no minimum or maximum for 2018.

TORM operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of shares is recognized as expense and allocated over the vesting period. Employment in TORM throughout the period is in most cases a prerequisite for upholding the full vesting rights in the RSU programme. For good leavers subject to the Danish Stock Options Act, the RSU’s will vest in accordance with the vesting schedule, but for all other leavers, all unvested RSU’s shall be immediately forfeited for no consideration. Options are granted under the plan for no consideration and carry no dividend or voting rights.
TORM has in accordance with its Remuneration Policy granted the CEO a number of Restricted Share Units (RSUs), which was communicated in company announcement no. 2 dated 18 January 2016. A further communication, announcement no. 10 issued on 25 April 2018, detailed changes to the grant of RSUs as agreed to at the Annual General Meeting on 12 April 2018. There are no performance conditions associated with this grant of RSUs.
The original RSUs granted to the CEO in 2016 amounted to 1,276,725 units and vested over a five-year period, with one fifth of the grant amount vesting at each anniversary during the five-year period. The exercise price for the 2016 RSUs was DKK 96.3. As of 1 January 2017, one fifth of the original grant, amounting to 255,345, vested with an exercise period ending 31 December 2017. None of these RSUs were exercised. As of 1 January 2018, one fifth of the original grant, amounting to  255,345, vested with an exercise period ending 31 December 2018. None of these RSUs were exercised.
As detailed in announcement no. 10 issued on 25 April 2018, the CEO was granted a total of 766,035 RSUs with effect as of 1 January 2018, which will vest in equal installments over the next three years. The RSU grant corresponds to the unvested portion (60%) of the CEO’s original five-year grant from 2016. It has been agreed that the CEO will not exercise the original RSUs. The exercise price for each RSU granted in 2018 is DKK 53.7, corresponding to the average price of TORM shares during 90 calendar days preceding the approval at TORM plc’s Annual General Meeting on 12 April 2018 plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.

NOTE 3 - continued
The total value of the RSU allocation is calculated based on the Black-Scholes model and is included in the overall cost estimate for the Company’s Long-Term Incentive Program (LTIP) (cf. company announcements dated 18 January 2016, 8 March 2016 and 25 April 2018).
The value of the 2018 grant, USD 0.9m, is estimated taking into account that the CEO as part of the 2018-grant will not exercise the unvested portion of the 2016 grant. The valuation is based on the Black-Scholes model with an exercise price of DKK/share 53.7, and a market value of one TORM A-share of DKK 49.5 (the closing price per A-share at the time of the grant and assuming 100% vesting). The total value of the granted restricted shares was recognised in the income statement in 2018 and in a corresponding adjustment to Equity.
Long-term employee benefit obligations
The obligation comprises an obligation under the incentive programs to deliver Restricted Share Units in TORM plc at a determinable price to the entity's key personnel. The RSUs granted entitle the holder to acquire one TORM A-share.
The program was established during the year and comprises the following number of shares in TORM plc:
Number of shares (1,000)	2018	2017	2016

Outstanding as of 1 January	2,611.2	1,999.8	-
Granted during the period	907.3	866.6	2,127.4
Exercised during the period	-	-	-
Expired during the period	-764.0	-233.9	-
Forfeited during the period	-35.4	-21.3	-127.6
Outstanding as of 31 December	2,719.1	2,611.2	1,999.8

Exercisable as of 31 December	255.3	255.3	538.9

In 2017, the Board agreed to grant a total of 866.6 RSUs to other management. The RSUs to other management were subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date beginning on 1 January, 2018. The exercise price of each vested RSU is following certain adjustments for dividends at DKK 93.6 and an exercise period of six months.
In 2018, the Board agreed to grant a total of 944,468 RSU’s to other management. The vesting period of the program is three years for key employees and three years for the Executive Director. The exercise price is set to DKK 53.7. The exercise period is 12 months after the vesting date for key employees and 12 months after the vesting date for the Executive Director. The fair value of the options granted in 2018 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as per 31 December 2018 is 1.1 years (2017: 1.3 years).

NOTE 4 – REMUNERATION TO AUDITORS APPOINTED AT THE PARENT COMPANY’S ANNUAL GENERAL MEETING
USDm	2018	2017	2016
Audit fees
Fees payable to the Company's auditor for the audit of the Company's annual accounts	0.4	0.4	0.4
Audit of the Company's subsidiaries pursuant to legislation	0.2	0.2	0.1
Total audit fees	0.6	0.6	0.5

Non-audit fees
Audit-related services	0.2	0.4	0.6
Tax services	0.0	-	0.3
Other services	0.0	-	0.1
Total non-audit fees	0.2	0.4	1.0

Total	0.8	1.0	1.5

Under SEC regulations, the remuneration of the auditor of USD 0.8m (2017: USD 1.0m, 2016: USD 1.5m) is required to be presented as follows: Audit USD 0.6m (2017: USD 0.6m, 2016: USD 0.5m), other audit-related services USD 0.2m (2017: USD 0.4m, 2016: USD 0.6m), tax services USD 0.0m (2017: USD 0.0m, 2016: USD 0.3m) and all other fees USD 0.0m (2017: USD 0.0m, 2016: USD 0.1).
Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

NOTE 5 – INTANGIBLE ASSETS
USDm	2018	2017	2016
Goodwill
Cost:
Balance as of 1 January	11.4	11.4	11.4
Additions during the year	-	-	-
Balance as of 31 December	11.4	11.4	11.4

Impairment losses:
Balance as of 1 January	-11.4	-11.4	-
Impairment losses for the year	-	-	-11.4
Balance as of 31 December	-11.4	-11.4	-11.4

Carrying amount as of 31 December	-	-	-

NOTE 6 – TANGIBLE FIXED ASSETS
USDm	2018	2017	2016
Vessels and capitalized dry-docking
Cost:
Balance as of 1 January	1,726.6	1,697.4	1,567.5
Additions	162.7	103.1	40.8
Disposals	-30.2	-14.3	-16.3
Transferred to/from other items	81.8	-	105.4
Transferred to assets held-for-sale	-54.6	-59.6	-
Balance as of 31 December	1,886.3	1,726.6	1,697.4

Depreciation:
Balance as of 1 January	264.8	180.0	75.5
Disposals	-30.2	-14.3	-15.9
Depreciation for the year	113.4	113.6	120.4
Transferred to assets held-for-sale	-20.4	-14.5	-
Balance as of 31 December	327.6	264.8	180.0

Impairment:
Balance as of 1 January	167.3	173.6	-
Impairment losses on tangible fixed assets	3.2	3.6	173.6
Transferred to assets held-for-sale	-8.4	-9.9	-
Balance as of 31 December	162.1	167.3	173.6

Carrying amount as of 31 December	1,396.6	1,294.5	1,343.8

Of which finance leases as of 31 December	26.5	28.6	12.4

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 67.5m (2017: USD 68.1m, 2016: USD 80.4m).

NOTE 6 - continued
USDm	2018	2017	2016
Prepayments on vessels
Cost:
Balance as of 1 January	88.4	44.1	72.6
Additions	38.9	44.3	76.9
Transferred to/from other items	-81.8	-	-105.4
Balance as of 31 December	45.5	88.4	44.1

Carrying amount as of 31 December	45.5	88.4	44.1

USDm	2018	2017	2016
Other plant and operating equipment
Cost:
Balance as of 1 January	3.6	2.7	3.2
Additions	2.2	1.0	1.1
Disposals	-	-0.1	-1.6
Balance as of 31 December	5.8	3.6	2.7

Depreciation:
Balance as of 1 January	1.7	0.9	0.7
Disposals	-	-0.1	-1.6
Depreciations for the year	1.1	0.9	1.8
Balance as of 31 December	2.8	1.7	0.9

Carrying amount as of 31 December	3.0	1.9	1.8

Of which finance leases as of 31 December	-	-	-

For information of assets provided as collateral security, please refer to note 15. Please refer to note 7 for information on impairment testing.
The depreciation expense related to "Other plant and operating equipment" of USD 1.1m relates to "Administrative expense" (2017: USD 0.9m, 2016: USD 1.8m). Depreciations and impairment losses on tangible fixed assets on "Vessels and capitalized dry-docking" relate to operating expenses.

NOTE 7 – IMPAIRMENT TESTING
As of 31 December 2018, Management performed an impairment test of the recoverable amount of significant assets within the cash-generating unit — the Tanker Segment.
In 2018, the recoverable amount of the Tanker Segment was based on its value in use.
As the value in use was in all material respects equivalent to the carrying amount, Management concluded that the impairment test did not provide the basis for any impairment or reversal of the impairment recorded in 2016.
The assessment of the value in use of the Tanker Segment was based on the net present value of the expected future cash flows. The freight rate estimates in the period 2019-2021 are based on the Company's business plans. Beyond 2021, the freight rates are based on TORM’s 10-year historical average rates, adjusted for expected inflation.
From the year ended 31 December 2017 and going forward, TORM has decided to use its own historical average rates, rather than the ones from Clarksons, as it has been concluded, following detailed analysis, that they reflect TORM’s actual trading pattern and routes which differ to the benchmarks used by Clarksons, in addition to reflecting operating efficiencies that TORM is able to achieve due to the size and interdependency of its fleet. Historically, TORM has continuously performed at or higher than the Clarksons benchmark.
The discount rate used in the value in use calculation is based on a Weighted Average Cost of Capital (WACC) of 8.3% as of 31 December 2018 (2017: 8.7%, 2016: 8.8%) . WACC is calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.
As of 31 December 2018, the 10-year historical average spot freight rates used in the value in use calculation are as follows:
•	LR2: USD/day 18,003 (2017: USD/day 17,216, 2016: USD/day 20,176 )
•	LR1: USD/day 16,907 (2017: USD/day 16,445, 2016: USD/day 17,124)
•	MR: USD/day 15,349 (2017: USD/day 15,794, 2016: USD/day 15,118)
•	Handysize: USD/day 13,968 (2017: USD/day 14,416, 2016: USD/day 15,203)

NOTE 7 - continued
Operating expenses and administrative expenses are estimated based on TORM's business plans for the period 2019-2021. Beyond 2021, operating expenses are adjusted for 2% (2017: 3%) inflation and administrative expenses are adjusted for 2% inflation (2017: 2%).
The product tankers are expected to generate normal income for 25 years from delivery from the shipyard. Given the current age profile of the tanker fleet, the average remaining life would be approximately 15 years.
The calculation of the value in use is sensitive to changes in the key assumptions which are related to the future development in freight rates, the WACC applied as discounting factor in the calculations and the development in operating expenses. All other things being equal, the sensitivities to the value in use have been assessed as follows:
•	An increase/decrease in the tanker freight rates of USD/day 1,000 would result in an increase/decrease in the value in use of USD 256m
•	An increase in WACC of 1.0% would result in a decrease in the value in use of USD 108 and a decrease in WACC of 1% would result in an increase in the value in use of USD 122m
•	An increase/decrease in operating expenses of 10.0% would result in a decrease/increase in the value in use of USD 181m

However, if the downside sensitivities outlined above had been applied to the impairment test as of 31 December 2018, the impairment charge arising in the current year would have been capped at USD 39m based on the fair value less costs to sell of the Tanker Segment. If the upside sensitivities outlined above had been applied, the impairment reversal would have been capped at the impairment charge applied to the Group’s vessels in 2016 adjusted for the impact of the incremental depreciation that would have been charged during the year and vessel disposals that occurred during 2017 and 2018.
As outlined above, the impairment test has been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current set-up. The fair value based on broker values of TORM's vessels including the order book and chartered-in vessels was USD 1,664m, which is USD 39m below the carrying amount.

NOTE 8 – FINANCIAL ITEMS
USDm	2018	2017	2016
Financial income
Interest income from cash and cash equivalents ¹⁾	2.7	1.6	0.2
Exchange rate adjustments, including gain from forward exchange rate contracts	0.6	2.7	2.6
Total	3.3	4.3	2.8

Financial expenses
Interest expenses on mortgage and bank debt ¹⁾	35.7	33.3	29.6
Exchange rate adjustments, including loss from forward exchange rate contracts	0.1	3.2	2.5
Commitment fee	2.6	2.4	1.6
Other financial expenses	0.9	1.7	3.6
Total	39.3	40.6	37.3

Total financial items	-36.0	-36.3	-34.5

¹⁾ Interest for financial assets and liabilities not at fair value through profit and loss.

NOTE 9 – FREIGHT RECEIVABLES
USDm	2018	2017	2016
Analysis as of 31 December of freight receivables:
Gross freight receivables:
Neither past due nor impaired	44.0	25.5	28.7

Past due not impaired:
Due < 30 days	18.8	26.0	13.0
Due between 30 and 180 days	20.5	18.4	18.7

Past due and impaired:
Due > 180 days	4.4	2.7	4.7
Total gross	87.7	72.6	65.1
Provision for impairment of freight receivables*	1.7	1.3	2.6
Total net	86.0	71.3	62.5
* All provisions are related to "Past due and impaired" freight receivables.

As of 31 December 2018, freight receivables included receivables at a value of USD 0.0m (2017: USD 0.0m, 2016: USD 0.6m) that are individually determined to be impaired to a value of USD 0.0m (2017: USD 0.0m, 2016: USD 0.5m).
From 1 January 2018, Management makes allowance for doubtful trade receivables based on the simplified approach to provide for expected credit losses, which permits the use of the lifetime expected loss provision for all trade receivables. This has not resulted in a material change in loss allowance compared with previous policy.
Movements in provisions for impairment of freight receivables during the year are as follows:
USDm	2018	2017	2016
Provisions for impairment of Freight receivables
Balance as of 1 January	1.3	2.6	1.7
Provisions for the year	1.7	0.6	1.9
Provisions reversed during the year	-1.0	-1.9	-1.0
Provisions utilized during the year	-0.3	-	-
Balance as of 31 December	1.7	1.3	2.6

Provisions for impairment of freight receivables have been recognized in the income statement under "Port expenses, bunkers and commissions".

NOTE 10 – OTHER RECEIVABLES
USDm	2018	2017
Derivative financial instruments	3.7	7.6
Tax receivables	1.2	1.3
Other	2.6	2.9
Balance as of 31 December	7.5	11.8

No significant other receivables are past due or credit impaired.
The carrying amount is a reasonable approximation of fair value due to the short-term nature of the receivables. Please refer to note 20 for further information on fair value hierarchies.

NOTE 11 – TAX
USDm	2018	2017	2016
Tax for the year
Current tax for the year	1.6	1.0	1.2
Adjustments related to previous years	-0.1	-0.1	-0.3
Adjustment of deferred tax liability	0.1	-0.1	-0.1
Total	1.6	0.8	0.8

The majority of the Group's taxable income is located in Denmark, and therefore the majority of the tax base is subject to Danish tax legislation. As such, the Group has elected to participate in the Danish tonnage tax scheme; the participation is binding until 31 December 2025.
The Group expects to participate in the tonnage tax scheme after the binding period and, as a minimum, to maintain an investing and activity level equivalent to the time of entering the tonnage tax scheme.
Under the Danish tonnage tax scheme, income and expenses from shipping activities are not subject to direct taxation, and accordingly an effective rate reconciliation has not been provided, as it would not provide any meaningful information. Instead, the taxable income is calculated from:
- The net tonnage of the vessels used to generate the income from shipping activities; and
- A rate applicable to the specific net tonnage of the vessel based on a sliding scale
Due to the provisions of the tonnage tax scheme, the effective tax rate of the Group is 4.7% (2017: 24.4%, 2016: -0.6%).

NOTE 11 - continued
USDm	2018	2017	2016
Deferred tax liability
Balance as of 1 January	44.9	45.0	45.1
Deferred tax for the year	0.1	-0.1	-0.1
Adjustments related to previous years	-0.1	-	-
Balance as of 31 December	44.9	44.9	45.0

Essentially all deferred tax relates to vessels included in the transition account under the Danish tonnage tax scheme at the time of entering the Danish tonnage tax scheme.
The Group operates in a wide variety of jurisdictions, in some of which the tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group's activities. Whilst the Group considers that it operates in accordance with applicable tax law, there are potential tax exposures in respect of its operations, the impact of which cannot be reliably estimated but could be material.

NOTE 12 – COMMON SHARES AND TREASURY SHARES
Common shares	2018	2017	2016
	Number of shares	Number of shares	Number of shares
A-shares	74,218,846	62,298,846	62,298,846
B-shares	1	1	1
C-shares	1	1	1
Total	74,218,848	62,298,848	62,298,848

The A-shares are listed on Nasdaq in Copenhagen and Nasdaq in New York and are publicly available for trading. Each A-share carries one vote at the Annual General Meeting and gives the shareholders right to dividends, liquidation proceeds or other distributions. The A-shares carry no other rights or obligations.
On 26 January, 2018 TORM completed an equity raise of USD 100m in new Class A common shares. The Private Placement contributed net equity of USD 97m.
The B-share has one vote at the General Meeting, has no pre-emption rights in relation to any issue of new shares of other classes and carries no right to receive dividends, liquidation proceeds or other distributions from TORM. The holder of the B-share has the right to elect one member to the Board of Directors (being the Deputy Chairman), up to three alternates as well as one Board Observer. The B-share cannot be transferred or pledged, except for a transfer to a replacement trustee.
The C-share represents 350,000,000 votes at the General Meeting in respect of certain Specified Matters, including election of members to the Board of Directors (including the Chairman but excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. The C-share has no pre-emption rights in relation to any issue of new shares of other classes and carries no right to receive dividends, liquidation proceeds or other distributions from TORM. The C-share cannot be transferred or pledged, except to an affiliate of Njord Luxco.
The B-share and the C-share are redeemable by TORM in the event that (i) TORM has received written notification from Njord Luxco (or its affiliates) that Njord Luxco and its affiliates (as defined in the Articles of Association) hold less than 1/3 in aggregate of TORM’s issued and outstanding shares, (ii) five business days have elapsed from the Board of Directors’ receipt of such written notice either without any Board member disputing such notice or with at least 2/3 of the Board members confirming such notice and (iii) both of the B-share and the C-share are redeemed at the same time.

NOTE 12 - continued
Issued warrants
Key management participates in an LTIP program, which gives the right to buy TORM shares at a predefined share price. Please refer to Note 3.
Treasury shares	2018	2017	2016
Number of shares ('000)
Balance as of 1 January	312.9	312.9	15.3
Additions	-	-	312.9
Cancellations	-	-	-15.3
Disposals	-	-	-
Balance as of 31 December	312.9	312.9	312.9

NOTE 12 - continued
Treasury shares - continued	2018	2017	2016
Nominal value USD '000
Balance as of 1 January	3.1	3.1	0.2
Additions	-	-	3.1
Cancellations	-	-	-0.2
Disposals	-	-	-
Balance as of 31 December	3.1	3.1	3.1

Percentage of share capital
Balance as of 1 January	0.5%	0.5%	0.2%
Additions	-	-	0.5%
Cancellations	-	-	-0.2%
Disposals	-	-	-
Dilution, due to capital increases	-0.1%	-	-
Balance as of 31 December	0.4%	0.5%	0.5%

The total consideration for the treasury shares was USD 0.0m (2017: 0.0m and 2016: USD 2.9m). As of 31 December 2018, the Company's holding of treasury shares represented 312,871 shares (2017: 312,871 shares and 2016: 312,871 shares) of USD 0.01 each at a total nominal value of USD 0.0m (2017: USD 0.0m and 2016: USD 0.0m) and a market value of USD 2.1m (2017: USD 2.7m 2016: USD 2.8m).

NOTE 13 – OTHER LIABILITIES
USDm	2018	2017
Partners and commercial managements	1.2	1.4
Accrued operating expenses	9.1	8.5
Accrued interest	4.6	5.2
Wages and social expenses	16.1	16.3
Derivative financial instruments	3.4	-
Payables to joint ventures	0.1	0.1
Other	2.0	2.3
Balance as of 31 December	36.5	33.8

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the receivables. Please refer to note 20 for further information on fair value hierarchies.

NOTE 14 - EFFECTIVE INTEREST RATE, OUTSTANDING MORTGAGE DEBT AND BANK LOANS

As of 31 December 2018, no drawdowns had been made on the Working Capital Facility, the ABN Facility or the DSF Facility 4.
Please refer to note 2 for further information on the Company’s liquidity and capital resources and note 19 and 20 for further information on interest rate swaps and financial risks.
 The table below shows the effective interest and the value of the outstanding mortgage debt and bank loans.

		2018			2017			2016
USDm	Fixed/ floating	Maturity	Effective interest¹⁾	Carrying value²⁾	Maturity	Effective interest¹⁾	Carrying value²⁾	Maturity	Effective interest¹⁾	Carrying value²⁾
LOAN
DSF Facility 1 (USD)	Floating	2021	5.6%	64.1	2021	5.4%	74.2	2019	4.6%	109.4
TFA Facility 1 (USD)	Floating	2021	6.0%	331.3	2021	5.0%	400.8	2021	4.6%	470.0
DSF Facility 2 (USD)	Floating	2021	5.6%	52.4	2021	5.0%	56.5	2021	4.6%	62.2
DSF Facility 3 (USD)	Floating	2022	5.6%	24.3	2022	5.1%	26.8	2022	4.8%	30.0
TFA Facility 2 (USD)	Floating	2022	5.4%	103.7	2022	5.4%	115.0	N/A	N/A	-
ING (USD)	Floating	2024	4.6%	42.0	2024	4.6%	45.8	N/A	N/A	-
CEXIM	Floating	2030	5.3%	111.7	N/A	N/A	-	N/A	N/A	-
Weighted average effective interest rate			5.6%			5.1%			4.6%
Carrying value				729.5			719.1			671.6

Hereof non-current ²⁾				637.3			633.1			595.7
Hereof current ²⁾				92.2			86.0			75.9

¹⁾ Effective interest rate includes deferred and amortized bank fees.
²⁾ The carrying value of the Group's mortgage debt and bank loans is, because of floating interest rate, approximate to fair value. The carrying value are excluding amortized bank fees recognized in the balance sheet.

NOTE 15 – COLLATERAL SECURITY FOR MORTGAGE DEBT AND BANK LOANS
The total carrying amount for vessels that have been provided as security amounts to USD 1,314m as of 31 December 2018 (2017: USD 1,259m)

NOTE 16 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES
The guarantee commitments of the Group are less than USD 0.1m (2017: USD 0.1m) and relate to guarantee commitments to Danish Shipping.
The Group is involved in certain legal proceedings and disputes. It is Management's opinion that the outcome of these proceedings and disputes will not have any material impact on the Group's financial position, results of operations and cash flows.
The Group operates in a wide variety of jurisdictions, in some of which the company and individual tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group’s activities. Whilst the Group considers that it operates in accordance with applicable company and individual tax law, there are concrete potential tax exposures in respect of its operations, which are being investigated further. Based on current legal advice, these exposures are not considered to be material.

NOTE 17 – CONTRACTUAL OBLIGATIONS
TORM has various contractual obligations and commercial commitments to make future payments including lease obligations, purchase commitments, interest payments and repayment of mortgage debt and bank loans.
The following table summarizes the Group's contractual obligations as of 31 December 2018.
USDm		2019	2020	2021	2022	2023	Thereafter	Total
Mortgage debt and bank loans	¹⁾	92.2	87.6	343.4	96.9	10.0	99.4	729.5
Interest payments related to scheduled interest fixing		21.9	19.4	16.0	7.7	6.2	9.7	80.9
Estimated variable interest payments	²⁾	11.2	10.5	8.8	0.2	-0.6	8.7	38.8
Finance lease liabilities		3.2	3.4	3.7	15.0	-	-	25.3
Interest element regarding finance lease		2.0	1.7	1.4	0.3	-	-	5.4
Newbuilding instalments	³⁾	232.4	25.6	-	-	-	-	258.0
Committed scrubber installations		22.6	-	-	-	-	-	22.6
Other operating leases	⁴⁾	2.8	1.2	0.9	0.9	0.4	-	6.2
Trade payables and other obligations		59.3	-	-	-	-	-	59.3
Total		447.6	149.4	374.2	121.0	16.0	117.8	1,226.0

¹⁾ The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 5.1m (2017: USD 4.8m), which are amortized over the term of the loans. Borrowing costs capitalized during the year amount to USD 1.1m (2017: USD 3.5m).

²⁾ Variable interest payments are estimated based on the forward rates for each interest period including hedging instruments.
³⁾ As of 31 December 2018, TORM had nine contracted newbuildings (2017: ten) to be delivered during 2019-2020.
⁴⁾ Other operating leases primarily consist of contracts regarding office spaces, cars and apartments as well as IT-related contracts. The leasing expense for 2018 amounts to USD 2.5m (2017: USD 2.3m) and is recognized under "Administrative expenses".

NOTE 17 - continued
The following table summarizes the reconciliation of liabilities arising from financing activities:

		Cash		Non-cash
USDm	Opening balance as of 1 January 2018	Borrowings	Repayments	Changes in fair value	Other changes	End balance as of 31 December 2018
Mortgage debt	720.9	114.5	-110.8	-	-0.3	724.3
Financial lease	28.2	-	-2.9	-	-	25.3
Total	749.1	114.5	-113.7	-	-0.3	749.6

TORM has contractual rights to receive future payments as lessor of vessels on time charter and bareboat charter.
The following table summarizes the Group's contractual rights as of 31 December 2018.
USDm	2019	2020	2021	2022	2023	Thereafter	Total
Contractual rights - as lessor:
Charter hire income for vessels⁶⁾	21.5	11.3	0.8	-	-	-	33.6
Total	21.5	11.3	0.8	-	-	-	33.6

⁶⁾ Charter hire income for vessels on time charter and bareboat charter is recognized under "Revenue". The average period until redelivery of the vessels for the period ended 31 December 2018 is 0.8 year (2017: 1.1 years).

NOTE 18 – DERIVATIVE FINANCIAL INSTRUMENTS

USDm	2018	2017
Fair value of derivatives:
Derivative financial instruments regarding freight and bunkers:
Forward freight agreements	0.5	-0.2
Bunker swaps	-1.2	0.8

Derivative financial instruments regarding interest and currency exchange rate:
Forward exchange contracts	-1.8	1.8
Interest rate swaps	2.8	5.1
Fair value of derivatives as of 31 December	0.3	7.5

USDm	Financial assets	Financial liabilities
2018
Offsetting financial assets and financial liabilities:
Gross amount	7.1	-6.8
Offsetting amount	-3.4	3.4
Net amount presented in the statement of financial position	3.7	-3.4

USDm	Financial assets	Financial liabilities
2017
Offsetting of financial assets and financial liabilities:
Gross amount	8.2	-0.4
Offsetting amount	-0.9	0.6
Net amount presented in the statement of financial position	7.3	0.2

Please refer to Note 20 “Financial Instruments” for further information on fair value hierarchies.
Forward freight agreements with a fair value of USD -2.1m (net loss) of a previously fixed hedge have been recognized in the income statement in 2018 (2017: USD 0.5m, 2016: USD -0.1m). FFAs are used to hedge the freight rates of vessels with a duration of 0–36 months.

Bunker swap agreements with a fair value of USD 1.1m (net gain) of a previously fixed hedge have been recognized in the income statement in 2018 (2017: USD 1.2m, 2016: USD 0.0m). Bunker swaps with a duration similar to the period hedged are used to reduce the exposure to fluctuations in bunker prices.
Forward exchange contracts with a fair value of USD -1.8m (net loss) are designated as hedge accounting relationships to hedge a part of TORM's payments in 2019 regarding administrative and operating expenses denominated in DKK with a notional value of DKK 250.0m (2017: DKK 257.0m, 2016: DKK 336.4m).
Interest rate swaps with a fair value of USD 2.8m (net gain) are designated as hedge accounting relationships to fix a part of TORM's interest payments during the period 2019-2026 with a notional value of USD 512.8m (2017: USD 406.4m, 2016: USD 373.8m).
The derivatives are not under central clearing but are settled on a bilateral basis with the counterparties. All contracts are settled in a net amount per counterparty, and therefore the net value per counterparty is presented in the financial statement.
Cash collateral of USD 3.5m (2017: USD 3.8m) has been provided security for the agreements entered relating to derivate financial instruments, which does not meet the offsetting criteria in IAS 32, but it can be offset against the net amount of the derivative asset and derivative liability in case of default and insolvency or bankruptcy in accordance with associated collateral arrangements.
The Group did not enter into any enforceable netting arrangements.
Further details of derivative financial instruments are provided in note 19.

NOTE 18 - continued
The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in the income statements and equity in 2018, 2017 and 2016.
	Income statement					Equity
USDm	Revenue	Port expenses, bunkers and commissions	Financial items	Operating expenses	Administrative expenses	Hedging reserves
2018
Forward freight agreements	-2.1	-	-	-	-	0.9
Bunker swaps	-	1.1	-	-	-	-2.0
Forward exchange contracts	-	-	-	0.1	0.2	-2.4
Interest rate swaps	-	-	1.0	-	-	-3.6
Total	-2.1	1.1	1.0	0.1	0.2	-7.1

2017
Forward freight agreements	0.5	-	-	-	-	-0.3
Bunker swaps	-	1.2	-	-	-	-
Forward exchange contracts	-	-	-	0.3	0.2	4.4
Interest rate swaps	-	-	-3.4	-	-	2.7
Total	0.5	1.2	-3.4	0.3	0.2	6.8

2016
Forward freight agreements	-0.1	-	-	-	-	-0.2
Bunker swaps	-	0.0	-	-	-	1.0
Forward exchange contracts	-	-	-	0.6	0.4	-3.4
Interest rate swaps	-	-	-2.8	-	-	1.6
Total	-0.1	0.0	-2.8	0.6	0.4	-1.0

The cash flow hedge reserve represents the cumulative amount of gains and losses on hedging instruments deemed effective in cash flow hedges. The cumulative deferred gain or loss on the hedging instrument is recognized in profit or loss only when the hedged transaction impacts the profit or loss, or is included directly in the initial cost or other carrying amount of the hedged non-financial items.
Please refer to Note 19 for further information on commercial and financial risks.

NOTE 19 – RISKS ASSOCIATED WITH TORM’S ACTIVITIES
TORM’s overall risk tolerance and inherited exposure to risks is divided into four main categories:
•	long-term strategic risks
•	industry and market-related risks
•	operational and compliance risks
financial risks
The risks described below under each of the four categories are considered to be among the most significant risks for TORM within each category.
LONG-TERM STRATEGIC RISKS
Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact but are long-term risks. Management continues to monitor long-term strategic risks to ensure the earliest possible mitigation of potential risks and develop necessary capabilities to exploit opportunities created by the same risks.
INDUSTRY AND MARKET-RELATED RISKS
Industry and market-related risk factors relate to changes in the markets and in the political, economic and physical environment that Management cannot control such as freight rates and vessel and bunker prices.
FREIGHT RATE FLUCTUATIONS
The Company’s income is principally generated from voyages carried out by its fleet of vessels. As such, TORM is exposed to the considerable volatility that characterizes freight rates for such voyages.
It is the Company’s strategy to seek a certain exposure to this risk, as volatility also represents an opportunity because earnings historically have been higher in the day-to-day market compared to time charters. The fluctuations in freight rates for different routes may vary substantially. However, TORM is aiming at reducing the sensitivity to the volatility of such specific freight rates by actively seeking the optimal geographical positioning of the fleet and by optimizing the services offered to customers. Please refer to note 7 for details on impairment testing.
Tanker freight income is to a certain extent covered against general fluctuations through the use of physical contracts such as cargo contracts and time charter agreements with durations of 6-36 months. In addition, TORM uses derivative financial instruments such as forward freight agreements (FFAs) with coverage of typically 0-24 months forward, based on market expectations and in accordance with the Company’s risk management policies.

NOTE 19 - continued
Tanker freight income is to a certain extent covered against general fluctuations through the use of physical contracts such as cargo contracts and time charter agreements with durations of 6-36 months. In addition, TORM uses derivative financial instruments such as forward freight agreements (FFAs) with coverage of typically 0-24 months forward, based on market expectations and in accordance with the Company’s risk management policies. During 2018, 13.1% (2017: 11.6%; 2016: 10.4%) of freight earnings days equal to 27.141, deriving from the Company’s tankers was hedged in this way. Physical time charter contracts accounted for 62.8% (2017: 65.8%; 2016: 82.9%) of overall hedging. In 2018, the Company sold FFAs with a notional contract value of USD 39.6m (2017: USD 44.2m; 2016: USD 11.7m) and bought FFAs with a notional contract value of USD 18.8m (2017: USD 12.2m; 2016: USD 2.9m). The total notional contract volume sold in 2018 was 2,683,000 metric tons (2017: 1,754,000 metric tons; 2016: 781,000 metric tons), and the total notional volume bought was 1,447,000 metric tons (2017: 530,000 metric tons; 2016: 190,000 metric tons). At the end of 2018, the coverage of available earning days for 2019 was 9.9% through time charters, current spot voyages, cargo contracts and FFAs (2017: 13.3%; 2016: 11.6%). No FFA had maturity beyond 2019.
FFA trade and other freight-related derivatives are subject to specific policies and guidelines approved by the Risk Committee, including trading limits, stop-loss policies, segregation of duties and other internal control procedures.
All things being equal and to the extent the Company’s vessels have not already been chartered out at fixed rates, a freight rate change of USD/day 1,000 would lead to the following changes in profit before tax based on the expected number of earning days for the coming financial year:
SENSITIVITY TO CHANGES IN FREIGHT RATES
USDm	2019	2018	2017

Decrease in freight rates of USD/day 1,000:
Changes in profit before tax, as of 31 December	-25.3	-24.1	-25.0
Changes in equity, as of 31 December	-25.3	-24.1	-25.0

SALES AND PURCHASE PRICE FLUCTUATIONS
As an owner of vessels, TORM is exposed to risk associated with changes in the value of the vessels, which can vary considerably during their useful lives. As of 31 December 2018, the carrying value of the fleet was USD 1,396.5m (2017: USD 1,294.5m). Based on broker valuations, TORM’s fleet excluding undelivered newbuildings had a market value of USD 1,322.1m as of 31 December 2018 (2017: USD 1,259.6m).

NOTE 19 - continued
BUNKER PRICE FLUCTUATIONS
The cost of fuel oil consumed by the vessels, known in the industry as bunkers, accounted for 60.8% (2017: 55.3%; 2016: 49.6%) of the total voyage costs in 2018 and is by far the biggest single cost related to a voyage.
TORM is exposed to fluctuations in bunker prices that are not reflected in the freight rates achieved by the Company. To reduce this exposure, TORM hedges part of its bunker requirements with oil derivatives.
Bunker trade is subject to specific risk policies and guidelines approved by the Risk Committee including trading limits, stop-loss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures.
TORM applies hedge accounting to all bunker derivative contracts.
In 2018, 4.8% (2017: 3.3%; 2016: 0.9%) of TORM’s bunker consumption was hedged through bunker hedging contracts. At the end of 2018, TORM had covered 2.0% equal to 10.199 metric tons (2017: 2.1%; 2016: 1.6%) of its bunker requirements for 2019 using hedging instruments at an average price of USD 440. No bunker derivatives had maturity beyond 2019. Total bunker exposure is estimated to be approximately 516.449 metric tons.
All things being equal, a price change of 10% per ton of bunker oil (without subsequent changes in freight rates) would lead to the following changes in expenditure based on the expected bunker consumption in the spot market:
SENSITIVITY TO CHANGES IN THE BUNKER PRICES
USDm	2019	2018	2017

Increase in the bunker prices of 10% per ton:
Changes in profit before tax, as of 31 December	-20.7	-18.3	-15.6
Changes in equity, as of 31 December	-20.7	-18.3	-15.6

OPERATIONAL AND COMPLIANCE RISKS
Operational risks are risks associated with the ongoing operations of the business and include risks such as safe operation of vessels, availability of experienced seafarers and staff, terrorism, piracy as well as insurance and counterparty risk.

NOTE 19 - continued
INSURANCE COVERAGE
In the course of the fleet’s operation, various casualties, accidents and other incidents may occur that may result in financial losses for TORM. For example, national and international rules, regulations and conventions mean that the Company may incur substantial liabilities if a vessel is involved in an oil spill or emission of other environmentally hazardous agents.
In order to reduce the exposure to these risks, the fleet is insured against such risks to the extent possible. The total insurance program comprises a broad cover of risks in relation to the operation of vessels and transportation of cargo, including personal injury, environmental damage and pollution, cargo damage, third-party casualty and liability, hull and machinery damage, total loss and war. All of TORM’s owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. It is TORM’s policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better, presently some 14-16 companies, along with two P&I clubs, to diversify risk. The P&I clubs are member of the internationally recognized collaboration, International Group of P&I clubs, and the Company’s vessels are each insured for the maximum amount available in the P&I system. At the end of 2018, the aggregate insured value of hull and machinery and interest for TORM’s owned vessels amounted to USD 1.5 billion (2017: USD 1.4 billion; 2016: USD 1.6 billion).
COUNTERPARTY RISK
Counterparty risk is an ever-present challenge demanding close monitoring to manage and decide on actions to minimize possible losses. The maximum counterparty risk associated is equal to the values recognized in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g. counterparties not being able to fulfill their responsibilities under a time charter, a contract of affreightment or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default.
The Company has a close focus on its risk policies and procedures to ensure that risks managed in the day-to-day business are kept at agreed levels and that changes in the risk situations are brought to Management’s attention.
The Company’s counterparty risks are primarily associated with:
•	receivables, cash and cash equivalents
•	contracts of affreightment with a positive fair value
•	derivative financial instruments and commodity instruments with positive fair value

NOTE 19 - continued
Counterparty risk is an ever-present challenge demanding close monitoring to manage and decide on actions to minimize possible losses. The maximum counterparty risk associated is equal to the values recognized in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g. counterparties not being able to fulfill their responsibilities under a time charter, a contract of affreightment or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default, this characterizes the method for identified the market value of a derivative instruments.
Receivables, cash and cash equivalents
The majority of TORM’s customers are companies that operate in the oil industry. It is assessed that these companies are, to a great extent, subject to the same risk factors as those identified for TORM.
A major part of the Company’s freight revenues stems from a small group of customers. One customer accounted for 17.0% (2017: 8.2%; 2016: 12.6%) of the freight revenues in 2018. The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel’s cargo has been discharged. For new and smaller customers, the Company’s credit risk is limited as freight is usually paid prior to the cargo’s discharge, or, alternatively, that a suitable bank guarantee is placed in lieu thereof.
As a consequence of the payment patterns mentioned above, the Company’s receivables primarily consist of receivables from voyages in progress at year-end and outstanding demurrage. For the past five years, the Company has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of original demurrage claimed, the Company’s average stands at 98.1% (2017: 97.0%; 2016: 96.8%), which is considered to be satisfactory given the differences in interpretation of events. In 2018, demurrage represented 14.6% (2017: 16.8%; 2016: 15.0%) of the total freight revenues. Please see note 1 for more details on recognition of demurrage claim into revenue.
Excess liquidity is placed on deposit accounts with major banks with strong and acceptable credit ratings or invested in secure papers such as American or Danish government bonds. Cash is invested with the aim of getting the highest possible yield while maintaining a low counterparty risk and adequate liquidity reserves for possible investment opportunities or to withstand a sudden drop in freight rates.
Derivative financial instruments and commodity instruments
In 2018, 100.0% (2017: 100.0%; 2016: 100.0%) of TORM’s forward freight agreements (FFAs) and fuel swaps were cleared through clearing houses, effectively reducing counterparty credit risk by daily clearing of balances. Over-the-counter fuel swaps have restrictively been entered into with major oil companies, banks or highly reputed partners with a satisfactory credit rating. TORM also trades FX and interest derivatives. All such derivatives were done with investment grade counterparties.

NOTE 19 - continued
FINANCIAL RISKS
Financial risks relate to the Company’s financial position, financing and cash flows generated by the business, including foreign exchange risk and interest rate risk. The Company’s liquidity and capital resources are described in Note 2.
In 2018, 100.0% (2017: 100.0%; 2016: 100.0%) of TORM’s forward freight agreements (FFAs) and fuel swaps were cleared through central clearing houses, effectively reducing counterparty credit risk by daily clearing of balances. Over-the-counter fuel swaps have restrictively been entered into with major oil companies, banks or highly reputed partners with a satisfactory credit rating. TORM also trades FX and interest derivatives. All such derivatives were done with investment grade counterparties.
FOREIGN EXCHANGE RISK
TORM uses USD as its functional currency because the majority of the Company’s transactions are denominated in USD. The foreign exchange risk is thereby limited to cash flows not denominated in USD. The primary risk relates to transactions denominated in DKK, EUR and SGD and relates to administrative and operating expenses.
The part of the Company’s expenses that are denominated in currencies other than USD accounts for approximately 98.3% (2017: 97.9%; 2016: 98.9%) for administrative expenses and approximately 23.4% (2017: 24.5%; 2016: 26.7%) for operating expenses. TORM’s administrative and operating expenses in DKK and EUR for 2019 is approximately USD 390.0m, whereof 64.1% (2017: 62.0%; 2016: 73.8%) are hedged through FX forward contracts. All entered FX forward contract has maturity within 2019 and TORMs average hedge USDDKK currency rate is 6.5. TORM assumes identical currency risks arising from exposures in DKK and EUR.
SENSITIVITY TO CHANGES IN THE USD/DKK AND USD/EUR EXCHANGE RATE
All things being equal, a change in the USD/DKK and USD/EUR exchange rate of 10% would result in a change in profit before tax and equity as follows:
USDm	2019	2018	2017

Effect of a 10% increase of DKK and EUR:
Changes in profit before tax, as of 31 December	-2.1	-2.5	-1.7
Changes in equity, as of 31 December	-2.1	-2.5	-1.7

NOTE 19 - continued
INTEREST RATE RISK
TORM’s interest rate risk generally relates to interest-bearing mortgage debt and bank loans. All of the Company’s loans for financing vessels are denominated in USD, and all are floating rate loans. At the end of 2018, TORM has fixed 66.2% of the interest exposure for 2019 equal to a total interest expense exposure of USD 33.1m (2017: 63.2%; 2016: 67.9%). As of December 31, 2018 TORM has interest rate hedges covering and with maturity in the period 2019-2026 with a notional value of USD 512.8m, hedged at an interest rate of 2.04% plus margin. The fixing is a result of floating rate loans where USD 3 months LIBOR was fixed in 2018 into 2019 and interest hedging through interest rate swaps.
SENSITIVITY TO CHANGES IN INTEREST RATES
All things being equal, a change in the interest rate level of 1%-point would result in a change in the interest rate expenses as follows:
USDm	2019	2018	2017

Effect of a 1% point increase in interest rates:
Changes in profit before tax, as of 31 December	-2.4	-3.2	-2.5
Changes in equity, as of 31 December	8.0	3.6	6.8

TORM’s mortgage debt and bank loans increased from year-end 2017 to year-end 2018 by USD 10.3m (2017: increase of USD 47.5m; 2016: decrease of USD 95.3m) to USD 729.4m (2017: USD 719.1m; 2016: USD 671.6m).

NOTE 19 - continued
LIQUIDITY RISK
TORM’s strategy is to ensure continuous access to funding sources by maintaining a robust capital structure and a close relationship with several financial partners. As of 31 December 2018, TORM’s loan portfolio was spread across ten different banks.
As of 31 December 2018, TORM maintains a liquidity reserve of USD 127m in cash combined with USD 75m in undrawn revolving credit facilities. Cash is only placed in banks with a high credit rating.
For further information on contractual obligations, including a maturity analysis, please refer to Note 17.

NOTE 20 – FINANCIAL INSTRUMENTS
Categories of financial assets and liabilities (USDm):		Quoted prices (level 1)	Observable input (level 2)	Unobservable input (level 3)	Fair value Total	Amortized cost	Carrying value

2018:

Loans and receivables
Freight receivables	¹⁾	-	-	-	-	86.0	86.0
Other receivables		-	3.7	-	3.7	3.8	7.5
Cash and cash equivalents	¹⁾	-	-	-	-	127.4	127.4
Total		-	3.7	-	3.7	217.2	220.9

Financial liabilities
Mortgage debt and bank loans	²⁾	-	-	-	-	724.3	724.3
Finance lease liabilities	¹⁾	-	-	-	-	25.3	25.3
Trade payables	¹⁾	-	-	-	-	35.1	35.1
Other liabilities	¹⁾	-	3.4	-	3.4	33.1	36.5
Total		-	3.4	-	3.4	817.8	821.2

2017:

Loans and receivables
Freight receivables	¹⁾	-	-	-	-	71.3	71.3
Other receivables		-	7.6	-	7.6	4.2	11.8
Cash and cash equivalents	¹⁾	-	-	-	-	134.2	134.2
Total		-	7.6	-	7.6	209.7	217.3

Financial liabilities
Mortgage debt and bank loans	²⁾	-	-	-	-	720.9	720.9
Finance lease liabilities	¹⁾	-	-	-	-	28.2	28.2
Trade payables	¹⁾	-	-	-	-	26.2	26.2
Other liabilities	¹⁾	-	-0.2	-	-0.2	34.0	33.8
Total		-	-0.2	-	-0.2	809.3	809.1

¹⁾ Due to the short maturity, the carrying value is considered to be an appropriate expression of the fair value.
²⁾ See note 14.

There have been no transfers between level 1 and 2.

NOTE 20 - continued
FAIR VALUE HIERARCHY FOR FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET
Below please find the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into levels 1 to 3 based on the degree to which the fair value is observable.
·	level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities
·
level 2 fair value measurements are those derived from input other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

·	level 3 fair value measurements are those derived from valuation techniques that include input for the asset or liability that are not based on observable market data (unobservable input)

METHODS AND ASSUMPTIONS IN DETERMINING FAIR VALUE OF FINANCIAL INSTRUMENTS
Derivative part of other receivables and other payables
The fair value of derivatives in other receivables and other payables is measured using accepted valuation methods with input variables such as yield curves, forward curves, spreads, etc. and compared to financial counterparties to ensure acceptable valuations. The valuation methods discount the future fixed and estimated cash flows and valuation of any option elements. The fair value of derivatives

NOTE 21 – RELATED PARTY TRANSACTIONS
The Company's ultimate controlling party is Oaktree Capital Group, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is Njord Luxco.
In connection with the USD 100m equity raise completed in January 2018, an entity affiliated with TORM’s largest shareholder, OCM Njord Holdings S.à r.l. (Oaktree Capital Management), received a fee of USD 1.25m in return for fully backstopping the transaction.
Shareholders' contribution and dividends paid are disclosed in the consolidated statement of changes in equity.
The remuneration of key management personnel, which consists of the Board of Directors and the Executive Director, is disclosed in Note 3.

NOTE 22 – ASSETS HELD FOR SALE AND NON-CURRENT ASSETS SOLD DURING THE YEAR
During 2018, TORM sold four vessels, of which three were delivered to the new owners during 2018, and one vessel was delivered in Q1 2019 (presented as “assets held-for-sale” as of 31 December 2018). The sales resulted in a profit from sale of vessels of USD 0.8m and an impairment loss on in tangible and intangible assets of USD 3.2m.
During 2017, TORM sold eight vessels, of which four were delivered to the new owners during 2017, one vessel was in Q1 2018 (presented as “assets held-for-sale” as of 31 December 2017), and the remaining three vessels were sold and leased back to TORM as finance leases. The sales resulted in a profit from sale of vessels of USD 2.8m and a total impairment loss on sold or held-for-sale vessels of USD 3.6m.
There was no sale of vessels in 2016.

NOTE 23 – CASH FLOWS
USDm	2018	2017	2016
Reversal of other non-cash movements:
Amortization of acquired assets and liabilities	-	-	-0.1
Exchange rate adjustments	2.0	1.8	-2.4
Share-based payments	-	1.9	2.0
Equity transactions expensed in relation to the Corporate Reorganization	-	-	-6.4
Other adjustments	-	-	-0.2
Total	2.0	3.7	-7.1

USDm	2018	2017	2016
Change in bunkers, receivables and payables:
Change in bunkers	-6.2	-1.6	-6.1
Change in receivables	-10.4	-12.4	18.2
Change in prepayments	1.5	-1.4	2.7
Change in trade payables and other liabilities	11.7	-1.6	-2.6
Other changes	-2.2	-2.9	-2.9
Adjusted for fair value changes of derivative financial instruments	-7.1	6.9	-1.0
Total	-12.7	-13.0	8.3

NOTE 24 – ENTITIES IN THE GROUP

Entity	Country
TORM plc	United Kingdom

Investments in subsidiaries ⁸⁾:
Entity	Country	Ownership ⁷⁾
TORM A/S	Denmark	100%
DK Vessel HoldCo GP ApS	Denmark	100%
DK Vessel HoldCo K/S	Denmark	100%
OCM (Gibraltar) Njord Midco Ltd.	Gibraltar	100%
OCM Njord Chartering Inc.	Marshall Islands	100%
OCM Singapore Njord Holdings Agnes, Pte. Ltd ⁵⁾	Singapore	100%
OCM Singapore Njord Holdings Alice, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Almena, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Amalie, Pte. Ltd ⁵⁾	Singapore	100%
OCM Singapore Njord Holdings Aslaug, Pte. Ltd ⁵⁾	Singapore	100%
OCM Singapore Njord Holdings Hardrada, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings St.Michaelis Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings St. Gabriel Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Harald Pte. Ltd ⁴⁾	Singapore	100%
OCM Singapore Njord Holdings Gorm Pte. Ltd ⁵⁾	Singapore	100%
OCM Singapore Njord Holdings Knut Pte. Ltd ⁵⁾	Singapore	100%
OCM Singapore Njord Holdings Valdemar Pte. Ltd ⁵⁾	Singapore	100%
OCM Singapore Njord Holdings Agnete, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Alexandra, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Anabel, Pte. Ltd ⁵⁾	Singapore	100%
OCM Singapore Njord Holdings Arawa Pte. Ltd ⁵⁾	Singapore	100%
OCM Singapore Njord Holdings Leif Pte. Ltd ⁵⁾	Singapore	100%
OCM Singapore Njord Holdings Rolf Pte. Ltd ⁴⁾	Singapore	100%

Investments in subsidiaries ⁸⁾ - continued:
Entity	Country	Ownership ⁷⁾
OCM Holdings Mrs Inc.	Marshall Islands	100%
OCM Njord Anne Inc. ⁶⁾	Marshall Islands	100%
OCM Njord Freya Inc. ⁶⁾	Marshall Islands	100%
OCM Njord Gerd Inc. ⁶⁾	Marshall Islands	100%
OCM Njord Gertrud Inc. ⁶⁾	Marshall Islands	100%
OCM Njord Gunhild Inc. ⁶⁾	Marshall Islands	100%
OCM Njord Helene Inc. ⁶⁾	Marshall Islands	100%
OCM Njord Helvig Inc. ⁶⁾	Marshall Islands	100%
OCM Njord Ingeborg Inc. ⁶⁾	Marshall Islands	100%
OCM Njord Mary Inc. ⁶⁾	Marshall Islands	100%
OCM Njord Ragnhild Inc. ⁶⁾	Marshall Islands	100%
OCM Njord Thyra Inc. ⁶⁾	Marshall Islands	100%
OCM Njord Valborg Inc. ⁶⁾	Marshall Islands	100%
OCM Njord Vita Inc. ⁶⁾	Marshall Islands	100%
OMI Holding Ltd. ⁵⁾	Mauritius	100%
Torghatten & TORM Shipowning ApS ⁴⁾	Denmark	100%
TORM Crewing Service Ltd.	Bermuda	100%
TORM Shipping India Private Limited	India	100%
TORM Singapore Pte. Ltd.	Singapore	100%
TORM USA LLC	USA	100%
TT Shipowning K/S ⁴⁾	Denmark	100%
VesselCo 1 K/S	Denmark	100%
VesselCo 3 K/S	Denmark	100%

NOTE 24 - continued

Investments in subsidiaries ⁸⁾ - continued:
Entity	Country	Ownership ⁷⁾

VesselCo 5 K/S ²⁾	Denmark	100%
VesselCo 6 K/S ³⁾	Denmark	100%
VesselCo 6 Pte. Ltd.	Singapore	100%
VesselCo 7 Pte. Ltd.	Singapore	100%
VesselCo 8 Pte. Ltd.	Singapore	100%
VesselCo 9 Pte. Ltd. ¹⁾	Singapore	100%
VesselCo 10 Pte. Ltd. ¹⁾	Singapore	100%
VesselCo 11 Pte. Ltd. ¹⁾	Singapore	100%
VesselCo 12 Pte. Ltd. ²⁾	Singapore	100%
TORM SHIPPING (PHILS.), INC.	Philippines	25%
VesselCo A ApS	Denmark	100%
VesselCo C ApS	Denmark	100%
VesselCo E ApS ²⁾	Denmark	100%
VesselCo F ApS ³⁾	Denmark	100%

1) Entities added in the financial year ended 31 December 2016.
2) Entities added in the financial year ended 31 December 2017.
3) Entities added in the financial year ended 31 December 2018.
4) Entities dissolved in the financial year ended 31 December 2016.
5) Entities dissolved in the financial year ended 31 December 2017.
6) Entities dissolved in the financial year ended 31 December 2018.
7) For all subsidiaries, ownership and voting rights are the same except for TORM SHIPPING (PHILS.), INC where voting rights are 100%.
8) All subsidiaries are consolidated in full.

The table below shows the registered addresses for the companies mentioned above:
Denmark	India	Philippines	Singapore
Tuborg Havnevej 18,	2nd Floor	7th Floor	6 Battery Road #27-02
DK-2900 Hellerup	Leela Business Park	Salcedo Towers, 169	Singapore 049909
Denmark	Andheri-Kurla Road	HV dela Costa Street	Singapore
	Andheri (E)	Salcedo Village,
	Mumbai 400059	Makati City
	India	Philippines 1227

United Kingdom	USA	Marshall Islands	Mauritius
Birchin Court	Suite 710	c/o The Trust	c/o Temple Corporate
20 Birchin Lane	2500 City West	Company of	Services
London, EC3V 9DU	Boulevard	Marshall Islands, Inc.	Temple Court 2,
United Kingdom	77042, Houston, Texas	P.O. Box 2095	Labourdonnais Street
	USA	Reston VA 20195-0095	Port Louis
		USA	Mauritius

Bermuda	Gibraltar	Hong Kong
c/o Estera Services	57/63 Line Wall Road	Room A, 7/F
(Bermuda Limited)	GX11 1AA	China Overseas Bldg.
Canon's Court	Gibraltar	139 Hennessy Road
22 Victoria Street		Wanchai
PO Box 1624		Hong Kong
Hamilton HM GX
Bermuda

NOTE 24 - continued
Interest in legal entities included as joint ventures:
			2018
Entity	Country	% Control	Profit and loss from continuing operations	Other compre-hensive income	Total compre-hensive income
Long Range 2 A/S	Denmark	50%	-	-	-
LR2 Management K/S	Denmark	50%	-	-	-
Marine Exhaust Technology Ltd.	Hong Kong	28%	-	-	-

For registered addresses, please refer to the table above.

NOTE 25 – EARNINGS PER SHARE AND DIVIDEND PER SHARE
	2018	2017	2016
EARNINGS PER SHARE

Net profit/(loss) for the year (USDm)	-34.8	2.4	-142.5

Million shares
Weighted average number of shares	73.4	62.3	63.1
Weighted average number of treasury shares	-0.3	-0.3	-0.2

Weighted average number of shares outstanding	73.1	62.0	62.9
Dilutive effect of outstanding share options	-	-	-
Weighted average number of shares outstanding incl. dilutive effect of share options	73.1	62.0	62.9

Basic earnings/(loss) per share (USD)	-0.48	0.04	-2.27

Diluted earnings/(loss) per share (USD)	-0.48	0.04	-2.27

When calculating diluted earnings per share for 2018, RSUs have been omitted as they are out-of-the-money and thus anti-dilutive, but the RSUs may potentially dilute earnings per share in the future. Please refer to Note 3 for information on the RSU share options.
	2018	2017	2016
DIVIDEND PER SHARE

Dividend for the year (USDm)	-	1.2	25.0

Number of shares, end of period (million)	74.2	62.3	62.3
Dividend per share	-	0.02	0.40

There is no proposed dividend as of 31 December 2018.

COMPANY BALANCE SHEET
AS OF 31 DECEMBER

USD '000	Note	2018	2017
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Vessels	5	26,412	28,764
Total tangible fixed assets		26,412	28,764

Financial assets
Investments in subsidiaries	6	876,280	933,115
Total financial assets		876,280	933,115

Total non-current assets		902,692	961,879

CURRENT ASSETS
Loans to subsidiaries		105,876	36,039
Other receivables		490	1,031
Prepayments		621	439
Cash and cash equivalents		73,035	66,181
Total current assets		180,022	103,690

TOTAL ASSETS		1,082,714	1,065,569

USD '000	Note	2018	2017
EQUITY AND LIABILITIES
EQUITY
Common shares		742	623
Treasury shares		-2,887	-2,887
Hedging reserves		-2,677	604
Share premium		907,355	810,263
Retained profit	2	-55,095	16,014
Total equity		847,438	824,617

LIABILITIES
NON-CURRENT LIABILITIES
Mortgage debt and bank loans	3	146,877	167,550
Finance lease liabilities		22,138	25,294
Total non-current liabilities		169,015	192,844

CURRENT LIABILITIES
Mortgage debt and bank loans	3	19,606	17,009
Finance lease liabilities		3,155	2,899
Trade payables		103	293
Payables to subsidiaries		39,476	26,356
Other liabilities		3,921	1,551
Total current liabilities		66,261	48,108

Total liabilities		235,276	240,952

TOTAL EQUITY AND LIABILITIES		1,082,714	1,065,569

The financial statements of TORM plc, company number 09818726, have been approved by the Board of Directors and signed on their behalf by:

Mr. Jacob Meldgaard
Executive Director
12 March 2019

COMPANY STATEMENT OF CHANGES IN EQUITY
USD '000	Common shares	Treasury shares	Hedging reserves	Share premium	Retained profit	Total

EQUITY

Equity as of 1 January 2017	623	-2,887	-	809,956	14,240	821,932

Comprehensive income for the year:
Net profit for the year	-	-	-	-	1,134	1,134
Other comprehensive income for the year	-	-	604	-	-	604
Total comprehensive income for the year	-	-	604	-	1,134	1,738

Shareholders' contribution	-	-	-	307	-	307
Share-based compensation	-	-	-	-	1,880	1,880
Dividend paid	-	-	-	-	-1,240	-1,240
Total changes in equity 2017	-	-	604	307	1,774	2,685

Equity as of 31 December 2017	623	-2,887	604	810,263	16,014	824,617

Comprehensive income for the year:
Net profit for the year	-	-	-	-	-73,135	-73,135
Other comprehensive income for the year	-	-	-3,281	-	-	-3,281
Total comprehensive income for the year	-	-	-3,281	-	-73,135	-76,416

Capital increase	119	-	-	99,880	-	99,999
Transaction costs capital increase	-	-	-	-2,788	-	-2,788
Share-based compensation	-	-	-	-	2,026	2,026
Total changes in equity 2018	119	-	-	97,092	2,026	99,237

Equity as of 31 December 2018	742	-2,887	-2,677	907,355	-55,095	847,438

NOTES TO PARENT FINANCIAL STATEMENTS

NOTE 1 – ACCOUNTING POLICIES – SUPPLEMENTARY FOR
THE PARENT COMPANY
Basis of preparation
The Company meets the definition of a qualifying entity under Financial Reporting Standard 100 (“FRS 100”) issued by the Financial Reporting Council. Therefore, these financial statements were prepared in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework.
As permitted by FRS 101, the Company has taken advantages of the disclosure exemptions available under that standard in relation to accounting standards issued but not yet effective or implemented, share-based payment information, financial instruments, capital management, presentation of comparative information in respect of certain assets, presentation of a cashflow statement and certain related party transactions.
The financial statements have been prepared on a going concern basis. Further information relating to the going concern assumption is provided in Note 1 of the Group consolidated financial statements on page 97.
Where required, the equivalent disclosures are given in the Group's consolidated financial statements. Key sources of estimation uncertainty disclosure are provided in the accounting policies and in relevant notes to the Group consolidated financial statements as applicable. Details of the Company's share-based payment schemes are provided in Note 3 of the Group consolidated financial statements on pages 107-108.
Investment in subsidiaries and joint ventures
Investment in subsidiaries, associated companies and joint ventures are recognized and measured in the financial statements of the Parent Company at cost and classified as "non-current assets". Dividends are recognized under “Financial income".
The carrying amount of investment in subsidiaries and joint ventures is increased to its recoverable amount, if there have been changes in the estimates used to determine the recoverable amount since the last impairment loss was recognized.
Reversal of impairment losses on investment in subsidiaries and joint ventures is recognized in “Financial income”.

NOTE 2 – PROFIT/LOSS AND TOTAL COMPREHENSIVE INCOME FOR THE YEAR
As permitted by section 408 of the Companies Act 2006, the statement of comprehensive income of the Company is not presented as part of these financial statements.
The profit after tax for the year amounted to USD -73,135k (2017: USD 1,134k), and other comprehensive income for the year of the Company amounted to USD -3,281k (2017: USD 604k).

NOTE 3 – INTERESTS AND BORROWINGS
As of 31 December 2018, the Company had borrowed USD 170.0m (31 December 2017: USD 187.5m). The loan proceeds was USD 3.6m lower (2017: USD 2.9m) due to borrowing fees. The fees are amortized over the loan periods. In 2018, the Company had interest expenses of USD 8.5m (2017: USD 6.0m) regarding these loan facilities.
As of 31 December 2018, the Company had finance lease liabilities of USD 25.3m (31 December 2017: USD 28.2m). In 2018, the Company had interest expenses of USD 2.3m (2017: USD 1.8m) regarding financial leases.

NOTE 4 – STAFF COSTS
USD'000	2018	2017
Total staff costs
Staff costs included in administrative expenses	1,304	1,292
Total staff costs	1,304	1,292

Average number of permanent employees.	1	1

Employee information
The average number of employees is calculated as a full-time equivalent (FTE).

NOTE 5 – TANGIBLE FIXED ASSETS
USD '000	2018	2017
Vessels
Cost:
Balance as of 1 January	30,500	-
Additions	-	30,500
Balance as of 31 December	30,500	30,500

Depreciation:
Balance as of 1 January	1,736	-
Depreciations for the year	2,352	1,736
Balance as of 31 December	4,088	1,736

Carrying amount as of 31 December	26,412	28,764

Of which finance leases as of 31 December	26,412	28,764

NOTE 6 – FINANCIAL ASSETS
USD'000	2018	2017
Investments in subsidiaries
Cost:
Balance as of 1 January	1,270,715	1,072,555
Additions	34,587	-
Disposals	-	-728
Capital increases in subsidiaries	-15,248	197,007
Capital increases related to share-based payments	2,026	1,880
Balance as of 31 December	1,292,080	1,270,715

Impairment:
Balance as of 1 January	337,600	244,000
Impairment losses for the year	78,200	93,600
Balance as of 31 December	415,800	337,600

Carrying amount as of 31 December	876,280	933,115

NOTE 7 – IMPAIRMENT TESTING
As of 31 December 2018, Management performed an impairment test of investments in subsidiaries. The subsidiaries of TORM plc are the formal owners of the TORM vessels and operate in the product tanker market.
As of 31 December 2018, the recoverable amount of the investments in subsidiaries was based on the value in use.
Based on this test, Management concluded that the investments in subsidiaries were impaired by USD 78.2m, as the carrying amount exceeded the value in use. The impairment was recognized in the profit and loss in "Financial income".
The assessment of the value in use of the subsidiaries was based on the present value of the expected future cash flows, which is primarily influenced by the cash flows of the vessels owned by each subsidiary.
Please refer to Note 7 in the consolidated financial statements for further information in respect of the value in use of these vessels.

NOTE 8 – COLLATERAL SECURITY FOR MORTGAGE DEBT AND BANK LOANS
The carrying amount of investments in subsidiaries that have been provided as security for mortgage debt and bank loans amounts to USD 228,084k (2017: USD 254,781k).

NOTE 9 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES
The Company is guarantor for loan agreements established in the subsidiaries TORM A/S and VesselCo 9 Pte. Ltd.

NOTE 10 – RELATED PARTY TRANSACTIONS
The Company's ultimate controlling party is Oaktree Capital Group, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is Njord Luxco.
Shareholders' contribution, dividend paid and treasury shares are disclosed in the consolidated statement of changes in equity.
The Company has received dividends from subsidiaries amounting to USD 12.1m (2017: USD 103.0m, 2016: USD 287.1m).
The Company has income in the form of Management fee from its subsidiary TORM A/S of USD 0.0m (2017: USD 0.0m, 2016: USD 00.m).
The Company has  income in form of bareboat hire from its subsidiary TORM A/S of USD 48.7m (2017: USD 21.2m, 2016: USD 9.9m).
The Company has paid bareboat hire to its subsidiaries in the amount of USD 43.0m (2017: USD 17.1m, 2016: USD 9.7m).
In connection with the USD 100m equity raise completed in January 2018, an entity affiliated with TORM’s largest shareholder, OCM Njord Holdings S.à r.l. (Oaktree Capital Management), received a fee of USD 1.25m in return for fully backstopping the transaction.
There have been no or limited transactions with related parties during the financial year other than the transactions disclosed above.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TORM PLC
REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS

OPINION

In our opinion:
·
the financial statements of TORM plc (the ‘parent company’) and its subsidiaries (the ‘group’) give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 December 2018 and of the group’s profit  for the year then ended;

·	the group financial statements have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union;
·
the parent company financial statements have been properly prepared in accordance with United Kingdom generally accepted accounting practice, including Financial Reporting Standard 101 “Reduced Disclosure Framework”; and

·	the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the group financial statements, Article 4 of the IAS Regulation.

We have audited the financial statements which comprise:
·	the consolidated income statement;
·	the consolidated statement of comprehensive income;
·	the consolidated and parent company balance sheets;
·	the consolidated and parent company statements of changes in equity;
·	the consolidated cash flow statement; and

·	the related notes 1 to 25 in respect of the group financial statements and notes 1 to 10 in respect of the parent company financial statements.

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law and IFRSs as adopted by the European Union. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 “Reduced Disclosure Framework” (United Kingdom generally accepted accounting practice).
BASIS FOR OPINION
We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor’s responsibilities for the audit of the financial statements section of our report.
We are independent of the group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council’s (the ‘FRC’s’) Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We confirm that the non-audit services prohibited by the FRC’s Ethical Standard were not provided to the group or the parent company.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
SUMMARY OF OUR AUDIT APPROACH

Key audit matters
The key audit matter that we identified in the current year was:
·	Impairment of the Group’s Tanker Segment

The key audit matter is the same as the prior year.
Materiality
The materiality that we used for the group financial statements was USD 10 million which was determined on the basis of 0.6% of total assets as the primary metric. In addition to this primary metric, we have also taken into consideration a number of other income statement and balance sheet metrics.
Scoping
All operations of the group were subject to a full scope audit.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TORM PLC
REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS - continued

CONCLUSIONS RELATING TO GOING CONCERN, PRINCIPAL RISKS AND VIABILITY STATEMENT

Going concern
We have reviewed the directors’ statement in note 1 to the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them and their identification of any material uncertainties to the group’s and company’s ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements.
We considered as part of our risk assessment the nature of the group, its business model and related risks including where relevant the impact of Brexit, the requirements of the applicable financial reporting framework and the system of internal control. We evaluated the directors’ assessment of the group’s ability to continue as a going concern, including challenging the underlying data and key assumptions used to make the assessment, and evaluated the directors’ plans for future actions in relation to their going concern assessment.
We also state whether we have anything material to add or draw attention to in relation to the directors’ statement and report if the statement is materially inconsistent with our knowledge obtained in the audit.
We confirm that we have nothing material to report, add or draw attention to in respect of these matters.
Principal risks and viability statement
Based solely on reading the directors’ statements and considering whether they were consistent with the knowledge we obtained in the course of the audit, including the knowledge obtained in the evaluation of the directors’ assessment of the group’s and the company’s ability to continue as a going concern, we are required to state whether we have anything material to add or draw attention to in relation to:
·	the disclosures on pages 121-124 that describe the principal risks and explain how they are being managed or mitigated;
·
the directors' confirmation on page 53 that they have carried out a robust assessment of the principal risks facing the group, including those that would threaten its business model, future performance, solvency or liquidity; or

·
the directors’ explanation on page 53 as to how they have assessed the prospects of the group, over what period they have done so and why they consider that period to be appropriate, and their statement as to whether they have a reasonable expectation that the group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

We also report whether the directors’ statement relating to the prospects of the group is materially inconsistent with our knowledge obtained in the audit.
We confirm that we have nothing material to report, add or draw attention to in respect of these matters.

KEY AUDIT MATTERS
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team.
These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.
Impairment of the Group’s Tanker Segment
Key audit matter description
As a consequence of ongoing low prevailing freight rates during 2018, the carrying value of the Group’s Tanker cash generating unit (“CGU”) was considered to be a key audit matter. Due to the high level of judgements involved, we have determined that there was a potential for fraud through possible manipulation of this balance. The carrying value of the Tanker segment at 31 December 2018, which consists of vessels and capitalized dry-docking and prepayments on vessels, was USD 1,442 million (2017: USD 1,382 million), a figure which incorporates the impact of a USD 185 million impairment charge recorded in 2016. The recoverable amount of the Tanker segment is highly sensitive to a number of key assumptions, as outlined further below.
Management has performed a review of the CGU for indicators of impairment and has subsequently conducted an impairment test, on a value in use (discounted cash flow) basis, using the following key assumptions:
·
future freight rates, which are based on the Group’s most recent business plan for 2019-2021 and thereafter the 10-year historical average rates as achieved by the group, and also adjusted for inflation;

·	utilisation;
·	discount rate;
·	inflation rate;
·	operating expenditure; and
·	capital expenditure, including dry-docking.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TORM PLC
REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS - continued

As referenced on page 105 of the financial statements, the carrying value of vessels is considered by management as a critical accounting judgement and key source of estimation uncertainty.
Management concluded that neither an impairment charge nor an impairment reversal was required. Further details of the amounts capitalized at 31 December 2018 and the related assumptions and sensitivities considered by management are provided in notes 6 and 7 of the financial statements and in the Audit Committee report on pages 62 and 63.
How the scope of the audit responded to the key
audit matter
We have obtained management’s value in use calculations and challenged the key assumptions by comparing them with publicly available information, our knowledge of the Group and industry and the Group’s most recent business plan. This included:
·	assessing the design & implementation of management’s controls to address the risk of impairment of its CGU;
·	understanding the process by which management has derived its value in use estimates;
·	understanding and evaluating the process used to develop the Group’s business plan and comparing the key assumptions used for 2018-2021 to those applied in the value in use calculations;
·	challenging management’s assessment that the fleet is a single cash generating unit;
·	challenging the freight rate assumptions used for 2018-2021 by comparing to third party forecasts for those periods;
·
obtaining appropriate supporting evidence for the freight rates used; understanding the basis by which management believes TORM’s historical rates are a more reliable estimate of long term future rates than the rates published by Clarksons;

·	using our internal valuation specialists to perform an independent recalculation of the discount rate used;
·	evaluating management’s historical ability to budget for operating expenses per day;
·	completing an independent point estimate based on our independent estimate of the key assumptions; and
·	testing the clerical accuracy of the value in use calculations.

Key observations
Based on our scenario analysis, we are satisfied with management’s conclusion that neither an additional impairment charge nor an impairment reversal are required.
OUR APPLICATION OF MATERIALITY
We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.
Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:
Group financial statements – Materiality:
USD 10 million (2017: USD 10million)
Basis for determining materiality
We determined materiality for the Group to be USD 10 million, which represents 0.6% of total assets, 1.2% of net assets, 2.8% of time charter equivalent earnings (TCE) and 8.3% of earnings before interest, tax, depreciation and impairment (EBITDA).
Rationale for the benchmark applied
We have utilised total assets as our primary metric as we consider this represents the most stable and appropriate benchmark in a period of significant freight rate volatility. However, in addition to this primary metric, we have have also taken into consideration a number of other income statement and balance sheet metrics, as outlined above.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TORM PLC
REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS - continued

OUR APPLICATION OF MATERIALITY - CONTINUED

Parent company financial statements – Materiality:
USD 8.8 million (2017: USD 6.2 million)
Basis for determining materiality
1.00% of total equity
Rationale for the benchmark applied
The nature of the parent Company is to have investments in subsidiaries and receive dividends from those subsidiaries.
As such, we find that the focus of the financial statement users will be total equity based on the fact that equity in all material regards expresses the investment made by the owners and is used to measure the return of investment made through the holding Company, and further indicates the Company´s ability to continue operating.
Error reporting threshold
We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of USD 0.5 million (2017: USD 0.5 million), as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.
AN OVERVIEW OF THE SCOPE OF OUR AUDIT
Our group audit was scoped by obtaining an understanding of the group and its environment, including group-wide controls, and assessing the risks of material misstatement at the group level. All significant elements of the group’s finance and accounting function are situated and managed centrally in Copenhagen, Denmark, and operate under one common internal control environment; all operations of the group are also managed from this location. Accordingly, we concluded that the group’s business represented a single component and therefore all operations of the group were subject to a full scope audit.
During the course of the audit, senior members of the UK audit team, including the Senior Statutory Auditor, directed and supervised the members of the audit team who are based in Copenhagen, Denmark, and senior members of the UK audit team visited the Copenhagen operations during the interim and completion stages of the audit.
OTHER INFORMATION
The directors are responsible for the other information. The other information comprises the information included in the annual report, other than the financial statements and our auditor’s report thereon.
Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.
In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.
If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.
In this context, matters that we are specifically required to report to you as uncorrected material misstatements of the other information include where we conclude that:
·
Fair, balanced and understandable – the statement given by the directors that they consider the annual report and financial statements taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the group’s position and performance, business model and strategy, is materially inconsistent with our knowledge obtained in the audit; or

·	Audit committee reporting – the section describing the work of the audit committee does not appropriately address matters communicated by us to the audit committee; or
·
Directors’ statement of compliance with the UK Corporate Governance Code – the parts of the directors’ statement relating to the company’s compliance with the UK Corporate Governance Code containing provisions that would be specified for review by the auditor in accordance with Listing Rule 9.8.10R(2) if the company was premium listed on the London Stock Exchange, do not properly disclose a departure from a relevant provision of the UK Corporate Governance Code.

We have nothing to report in respect of these matters.
RESPONSIBILITIES OF DIRECTORS
As explained more fully in the statement of directors responsibilities, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, the directors are responsible for assessing the group’s and the parent company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TORM PLC
REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS - continued
AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.
Details of the extent to which the audit was considered capable of detecting irregularities, including fraud are set out below.
A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council’s website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report.
EXTENT TO WHICH THE AUDIT WAS CONSIDERED CAPABLE OF DETECTING IRREGULARITIES, INCLUDING FRAUD
We identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and then design and perform audit procedures responsive to those risks, including obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion.
Identifying and assessing potential risks related to irregularities
In identifying and assessing risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, our procedures included the following:
·	enquiring of management and the audit committee, including obtaining and reviewing supporting documentation, concerning the group’s policies and procedures relating to:
·	identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non-compliance;
·	detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud;
·	the internal controls established to mitigate risks related to fraud or non-compliance with laws and regulations;
·
discussing among the engagement team and involving relevant internal specialists, including tax, valuations, and IT regarding how and where fraud might occur in the financial statements and any potential indicators of fraud. As part of this discussion, we identified potential for fraud in the following area: impairment of the Tankers CGU; and

·
obtaining an understanding of the legal and regulatory frameworks that the group operates in, focusing on those laws and regulations that had a direct effect on the financial statements or that had a fundamental effect on the operations of the group. The key laws and regulations we considered in this context included the UK Companies Act, Danish and UK tax legislation.

Audit response to risks identified
As a result of performing the above, we identified Impairment of the Group’s tanker segment as a key audit matter.
The key audit matter section of our report explains the matter in more detail and also describes the specific procedures we performed in response to that key audit matter. As a result of performing the above, we did not identify any key audit matters related to the potential risk of fraud or non-compliance with laws and regulations.
In addition to the above, our procedures to respond to risks identified included the following:
·	reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with relevant laws and regulations discussed above;
·	enquiring of management, the audit committee and external legal counsel concerning actual and potential litigation and claims;
·	performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud;
·	reading minutes of meetings of those charged with governance;
·
in addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries and other adjustments; assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members, including internal specialists, and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS
OPINIONS ON OTHER MATTERS PRESCRIBED BY THE COMPANIES ACT 2006
In our opinion the part of the directors’ remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.
In our opinion, based on the work undertaken in the course of the audit:
·	the information given in the strategic report and the directors’ report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
·	the strategic report and the directors’ report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the group and of the parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors’ report.
MATTERS ON WHICH WE ARE REQUIRED TO REPORT
BY EXCEPTION
Adequacy of explanations received and accounting records
Under the Companies Act 2006 we are required to report to you if, in our opinion:
·	we have not received all the information and explanations we require for our audit; or
·	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
·	the parent company financial statements are not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.
Directors’ remuneration
Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of directors’ remuneration have not been made or the part of the directors’ remuneration report to be audited is not in agreement with the accounting records and returns.
We have nothing to report in respect of these matters.

OTHER MATTERS
Auditor tenure
Following the recommendation of the audit committee, we were appointed by the Board of Directors following incorporation of the new holding company on 14 December 2015 to audit the financial statements for the year ending 31 December 2015 and subsequent financial periods. The period of total uninterrupted engagement including previous renewals and reappointments of the firm is four years, covering the years ending 31 December 2015 to 31 December 2018.
Consistency of the audit report with the additional report to the audit committee
Our audit opinion is consistent with the additional report to the audit committee we are required to provide in accordance with ISAs (UK).
This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

For and on behalf of Deloitte LLP:

Makhan Chahal, ACA (Senior statutory auditor)
Statutory Auditor
London, UK
12 March 2019

TORM FLEET OVERVIEW
AS OF 31 DECEMBER 2018

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	LR2	TORM GUDRUN	99,965	2000	100%	12³⁾
Tanker	LR2	TORM HELENE ²⁾	99,999	1997	100%	8³⁾
Tanker	LR2	TORM HELLERUP	114,000	2018	100%	48³⁾
Tanker	LR2	TORM HERMIA	114,000	2018	100%	48
Tanker	LR2	TORM HERDIS	114,000	2018	100%	49
Tanker	LR2	TORM HILDE	114,000	2018	100%	53³⁾
Tanker	LR2	TORM INGEBORG	99,999	2003	100%	16³⁾
Tanker	LR2	TORM KRISTINA	99,999	1999	100%	10³⁾
Tanker	LR2	TORM MAREN	109,672	2008	100%	33³⁾
Tanker	LR2	TORM MARINA	109,672	2007	100%	30³⁾
Tanker	LR2	TORM MATHILDE	109,672	2008	100%	32³⁾
Tanker	LR2	TORM VALBORG	99,999	2003	100%	17³⁾

Tanker	LR1	TORM EMILIE	74,999	2004	100%	16³⁾
Tanker	LR1	TORM ESTRID	74,999	2004	100%	16³⁾
Tanker	LR1	TORM ISMINI	74,999	2004	100%	16³⁾
Tanker	LR1	TORM SARA	72,718	2003	100%	16³⁾
Tanker	LR1	TORM SIGNE	72,718	2005	100%	17³⁾
Tanker	LR1	TORM SOFIA	72,660	2005	100%	19³⁾
Tanker	LR1	TORM VENTURE	73,700	2007	100%	22³⁾

Tanker	MR	TORM AGNES	49,999	2011	100%	18
Tanker	MR	TORM AGNETE	49,999	2010	100%	21³⁾
Tanker	MR	TORM ALEXANDRA	49,999	2010	100%	21³⁾
Tanker	MR	TORM ALICE	49,999	2010	100%	18
Tanker	MR	TORM ALMENA	49,999	2010	100%	18
Tanker	MR	TORM AMALIE	49,999	2011	100%	18
Tanker	MR	TORM AMAZON	47,275	2002	100%	9³⁾
Tanker	MR	TORM ANABEL	49,999	2012	100%	21

TORM FLEET OVERVIEW
AS OF 31 DECEMBER 2018 – continued

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	MR	TORM ARAWA	49,999	2012	100%	21
Tanker	MR	TORM ASLAUG	49,999	2010	100%	18
Tanker	MR	TORM ASTRID	49,999	2012	100%	24
Tanker	MR	TORM ATLANTIC	49,999	2010	100%	20³⁾
Tanker	MR	TORM CAMILLA	44,990	2003	100%	12³⁾
Tanker	MR	TORM CARINA	46,219	2003	100%	13³⁾
Tanker	MR	TORM CAROLINE	44,999	2002	100%	11³⁾
Tanker	MR	TORM CECILIE	44,999	2001	100%	8³⁾
Tanker	MR	TORM ERIC	51,266	2006	100%	13³⁾
Tanker	MR	TORM FREYA	45,990	2003	100%	13³⁾
Tanker	MR	TORM GERD	45,960	2002	100%	12³⁾
Tanker	MR	TORM GERTRUD	45,990	2002	100%	12³⁾
Tanker	MR	TORM GUNHILD	44,999	1999	100%	6³⁾
Tanker	MR	TORM HARDRADA	45,983	2007	100%	13
Tanker	MR	TORM HELVIG	46,187	2005	100%	15³⁾
Tanker	MR	TORM HORIZON	46,955	2004	100%	11³⁾
Tanker	MR	TORM KANSAS	46,955	2006	100%	15³⁾
Tanker	MR	TORM LAURA	49,999	2008	100%	18³⁾
Tanker	MR	TORM LENE	49,999	2008	100%	20³⁾
Tanker	MR	TORM LILLY	49,999	2009	100%	18
Tanker	MR	TORM LOKE	51,372	2007	100%	20³⁾
Tanker	MR	TORM LOTTE	49,999	2009	100%	20³⁾
Tanker	MR	TORM LOUISE	49,999	2009	100%	20³⁾
Tanker	MR	TORM MARY ²⁾	44,990	2002	100%	11³⁾
Tanker	MR	TORM MOSELLE	47,024	2003	100%	13³⁾

TORM FLEET OVERVIEW
AS OF 31 DECEMBER 2018 – continued

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	MR	TORM PLATTE	46,959	2006	100%	15³⁾
Tanker	MR	TORM RAGNHILD	46,187	2005	100%	15³⁾
Tanker	MR	TORM REPUBLICAN	46,955	2006	100%	15³⁾
Tanker	MR	TORM RESILIENCE	49,999	2005	100%	14³⁾
Tanker	MR	TORM ROSETTA	47,015	2003	100%	10³⁾
Tanker	MR	TORM SAN JACINTO	47,038	2002	100%	9³⁾
Tanker	MR	TORM THAMES	47,036	2005	100%	14³⁾
Tanker	MR	TORM THOR	49,842	2015	100%	27
Tanker	MR	TORM THUNDER	49,842	2015	100%	27
Tanker	MR	TORM TIMOTHY	49,842	2015	100%	27
Tanker	MR	TORM TITAN	49,842	2015	100%	28
Tanker	MR	TORM TORINO	49,842	2015	100%	28
Tanker	MR	TORM TROILUS	49,842	2015	100%	28
Tanker	MR	TORM THYRA	45,950	2003	100%	11³⁾
Tanker	MR	TORM SOVEREIGN	49,999	2017	100%	31
Tanker	MR	TORM SUPREME	49,999	2017	100%	31
Tanker	MR	TORM VITA ²⁾	45,990	2002	100%	11³⁾

Tanker	Handysize	TORM CHARENTE ¹⁾	35,751	2001	100%	-
Tanker	Handysize	TORM GARONNE	37,178	2004	100%	11³⁾
Tanker	Handysize	TORM GYDA	36,207	2009	100%	19³⁾
Tanker	Handysize	TORM LOIRE	37,106	2004	100%	11³⁾
Tanker	Handysize	TORM SAONE	36,986	2004	100%	10
Tanker	Handysize	TORM TEVERE	37,383	2005	100%	13³⁾

¹⁾ Indicates that the vessels are assets held-for-sale.
²⁾ Finance leases.
³⁾ Indicates vessels for which TORM believes that, as of 31 December 2018, the basic charter-free market value is lower than the vessel's carrying amount.

GLOSSARY
Available earning days: A measure of unfixed operating days available for generating earnings.
B/B: Bareboat: A form of charter arrangement, where the charterer is responsible for all costs and risks in connection with the operation of the vessel.
Backwardation: A situation in which the spot price of a commodity is higher than the forward price. The opposite is known as contango.
Bunker hedge: A forward agreement used to reduce a company’s exposure to fluctuating bunker costs.
Bunkers: Fuel with which to run a vessel’s engines.
CAPEX: Capital expenditure.
Charter-in and leaseback days: A measure of operating days available for generating earnings from vessels that are not owned by the Company.
Charter party: A lease or freight agreement between a shipowner and a charterer for a longer period of time or for a single voyage.
Classification society: Independent organization, which ensures through verification of design, construction, building process and operation of vessels that the vessels at all times meet a long list of requirements to seaworthiness, etc. If the vessels do not meet these requirements, insuring and mortgaging the vessel will typically not be possible.
COA: Contract of Affreightment. A contract that involves a number of consecutive cargos at previously agreed freight rates.
Coating: The internal coatings applied to the tanks of a product tanker enabling the vessel to load refined oil products.
Commercial management: An agreement to manage a vessel’s commercial operations for the account and risk of the shipowner.
Coverage: A measure of Covered days divided by Earning days.
Covered days: A measure of fixed operating days.
Demurrage: A charge against the charterer of a vessel for delaying the vessel beyond the allowed free time. The demurrage rate will typically be at a level equal to the earnings in USD/day for the voyage.
DKK: Danish kroner.

Dwt: Deadweight ton. The cargo carrying capacity of a vessel.
EBIT/Operating profit/(loss): Earnings Before Interest
and Tax.
Earning days: A measure of operating days available for generating earnings.
FFA: Forward freight agreement. A financial derivative instrument enabling freight to be hedged forward at a fixed price.
Handysize: A specific class of product tankers with a cargo carrying capacity of 20,000–40,000 dwt.
IAS: International Accounting Standards.
IFRS: International Financial Reporting Standards.
IMO: International Maritime Organization.
KPI: Key Performance Indicator. A measure of performance used to define and evaluate how the Company is making progress towards its long-term organizational goals.
Loan-to-value (LTV): A measure of notional debt divided by broker values of the encumbered vessels.
LR1: Long Range 1. A specific class of product tankers with a cargo carrying capacity of 60,000–80,000 dwt.
LR2: Long Range 2. A specific class of product tankers with a cargo carrying capacity of 80,000–110,000 dwt.
LTAF: Lost Time Accident Frequency. Work-related personal injuries that result in more than one day off work per million hours of work.
MR: Medium Range. A specific class of product tankers with a cargo carrying capacity of 40,000–60,000 dwt.
MT: Metric ton.
Oaktree: Oaktree Capital Management, L.P.
Oil major: One of the world’s largest publicly owned oil and gas companies. Examples of oil majors are BP, Chevron, ExxonMobil, Shell and Total.
OPEC: Organization of the Petroleum Exporting Countries.

Owned days: A measure of operating days available for generating earnings from vessels that are owned by the Company.
P&I club: Protection & Indemnity club.
Product tanker: A vessel suitable for carrying clean petroleum products such as gasoline, jet fuel and naphtha.
Spot market: Market in which vessels are contracted for a single voyage for near-term delivery.
T/C: Time charter:. An agreement covering the chartering out of a vessel to an end user for a defined period of time, where the owner is responsible for crewing the vessel, but the charterer must pay port costs and bunkers.
Technical management: An agreement to manage a vessel’s technical operations and crew for the account and risk of the shipowner.
Ton-mile: A unit of freight transportation equivalent to a ton of freight moved one mile.
UN Global Compact: The United Nation’s social charter for enterprises, etc.
Vetting: An audit of the safety and performance status of a tanker vessel made by oil majors.

GLOSSARY
KEY FINANCIAL FIGURES

TCE %	=	$\frac{\text{TCE}}{\text{Revenue}}$
Gross profit %	=	$\frac{\text{Gross profit}}{\text{Revenue}}$
EBITDA %	=	$\frac{\text{EBITDA}}{\text{Revenue}}$
Operating profit/(loss) %	=	$\frac{\text{Operating profit/(loss) (EBIT)}}{\text{Revenue}}$
Return on Equity (RoE) %	=	$\frac{\text{Net profit/(loss) for the year}}{\text{Average equity}}$
Equity ratio	=	$\frac{\text{Equity}}{\text{Total assets}}$
Book equity/share	=	$\frac{\text{Equity}}{\text{Total number of shares, excluding treasury shares}}$
Earnings per share, EPS	=	$\frac{\text{Net profit/(loss) for the year}}{\text{Average number of shares}}$
Diluted earnings/(loss) per share, EPS (USD)	=	$\frac{\text{Net profit/(loss) for the year}}{\text{Average number of shares less average number of treasury shares}}$

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES
Net profit excluding impairment: Net profit excluding impairment is net profit less impairment generated from impairment testing during the year (Please refer to Note 7). The table below states the net profit without the impact of the impairment adjustment of 185m USD in 2016:
USDm	2018	2017	2016
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	-34.8	2.4	-142.5
Reversal of impairment losses on tangible and intangible assets	-	-	185.0
Net profit excluding impairment	-34.8	2.4	42.5

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from Revenue to TCE earnings:
USDm	2018	2017	2016
Reconciliation to revenue
Revenue	635.4	657.0	680.1
Port expenses, bunkers and commissions	-283.0	-259.9	-221.9
TCE earnings	352.4	397.1	458.2

Gross profit: TORM defines Gross profit, a performance measure, as revenue less port expenses, bunkers and commissions, charter hire and operating expenses. The Company reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	2018	2017	2016
Reconciliation to revenue
Revenue	635.4	657.0	680.1
Port expenses, bunkers and commissions	-283.0	-259.9	-221.9
Charter hire	-2.5	-8.5	-21.5
Operating expenses	-180.4	-188.4	-195.2
Gross profit	169.5	200.2	241.5

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), finance lease liabilities and amortized bank fees less cash and cash equivalents. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance the Company’s investments. As such, TORM believes that net interest-bearing debt is a relevant measure which Management uses to measure the overall development of the use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:
USDm	2018	2017	2016
Mortgage debt and bank loans (current and non-current)	724.3	720.9	669.6
Finance lease liabilities	25.3	28.2	13.6
Amortized bank fees	5.1	4.8	2.0
Cash and cash equivalents	-127.4	-134.2	-76.0
Net interest-bearing debt	627.3	619.7	609.2

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued
Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.
RoIC expresses the returns generated on capital invested in the Group. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

USDm	2018	2017	2016
Operating profit/(loss) (EBIT)	2.8	39.5	-107.2
Tax	-1.6	-0.8	-0.8
EBIT less Tax	1.2	38.8	-108.0

Invested capital, opening balance	1,406.0	1,387.7	1,587.6
Invested capital, ending balance	1,469.4	1,406.0	1,387.7
Average invested capital for the year	1,437.7	1,396.9	1,487.7

Return on Invested Capital (RoIC)	0.1%	2.8%	-7.2%

Adjusted Return on Invested Capital (Adjusted RoIC): TORM defines Adjusted RoIC as earnings before interest and tax (EBIT) less tax and impairment, divided by the average invested capital less average impairment for the period. Invested capital is defined below.

The Adjusted RoIC expresses the returns generated on capital invested in the Group adjusted for impacts related to the impairment of the fleet. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted RoIC is calculated as follows:
USDm	2018	2017	2016
EBIT less Tax	1.2	38.8	-108.0
Impairment	-	-	185.0
EBIT less tax and impairment	1.2	38.8	77.0

Average invested capital¹⁾	1,437.7	1,396.9	1,487.7
Average impairment ²⁾	185.0	185.0	92.5
Average invested capital less average impairment	1,622.7	1,581.9	1,580.2

Adjusted RoIC	0.1%	2.4%	4.9%

¹⁾ Average invested capital is calculated as the average of the opening and closing balance of invested capital.
²⁾ Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued
EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which the Company deems to be equivalent to “interest” for purposes of presenting EBITDA. Financial expenses consist of interest on bank loans, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.
EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in the Company's financing agreements. TORM believes that EBITDA assists Management and investors by increasing comparability of the Company's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure and which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investors in selecting between investment alternatives.
EBITDA excludes some, but not all, items that affect profit/(loss), and these measures may vary among other companies and not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:
USDm	2018	2017	2016
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	-34.8	2.4	-142.5
Tax	1.6	0.8	0.8
Financial expenses	39.3	40.6	37.3
Financial income	-3.3	-4.3	-2.8
Depreciation	114.5	114.5	122.2
Impairment losses on tangible and intangible assets	3.2	3.6	185.0
EBITDA	120.5	157.6	200.0

Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio  as Vessel values divided by net borrowings on the vessels.
LTV describes the net debt ratio on the vessel, and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.
USDm	2018	2017	2016

Vessel values including newbuildings (broker values)	1,675.1	1,661.1	1,445.8
Total (value)	1,675.1	1,661.1	1,445.8

Outstanding debt ¹⁾	754.7	753.9	685.2
Committed CAPEX on newbuildings	258.0	306.9	148.8
Cash and cash equivalents	-127.4	-134.2	-76.0
Total (loan)	885.3	926.6	758.0

Loan-to-value (LTV) ratio	52.9%	55.8%	52.4%

¹⁾ Outstanding debt includes long-term and short-term mortgage, amortized bank fees and bank loans and finance liabilities.

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES - continued
Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, bunkers, accounts receivables, assets held-for-sale (when applicable), deferred tax liability, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve the Company’s operating profit. The Company believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating the net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:
USDm	2018	2017	2016
Tangible and intangible fixed assets	1,445.0	1,384.8	1,389.7
Investments in joint ventures	0.1	0.3	0.3
Bunkers	39.4	33.2	31.6
Accounts receivables ¹⁾	96.3	87.5	73.7
Assets held-for-sale	6.2	6.6	-
Deferred tax liability	-44.9	-44.9	-45.0
Trade payables ²⁾	-71.6	-60.0	-61.6
Current tax liabilities	-1.0	-1.4	-0.8
Deferred income	-0.1	-0.1	-0.2
Invested capital	1,469.4	1,406.0	1,387.7
¹⁾ Accounts receivables includes Freight receivables, Other receivables and Prepayments.
²⁾ Trade payables includes Trade payables and Other liabilities.

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure that Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

USDm	2018	2017	2016
Net Asset Value per share
Total vessel values including newbuildings (broker values)	1,675.1	1,661.1	1,445.8
Committed CAPEX on newbuildings	-258.0	-306.9	-148.8
Cash position	127.4	134.2	76.0
Bunkers	39.4	33.2	31.6
Freight receivables	86.0	71.3	62.5
Other receivables	7.5	11.8	8.1
Other plant and operating equipment	3.0	1.9	1.8
Investments in joint ventures	0.1	0.3	0.3
Prepayments	2.9	4.4	3.0
Outstanding debt ¹⁾	-754.7	-753.9	-685.2
Trade payables	-35.1	-26.2	-28.5
Other liabilities	-36.5	-33.8	-33.0
Current tax liabilities	-1.0	-1.4	-0.8
Total Net Asset Value (NAV)	856.1	796.0	732.8
Total number of shares excluding treasury shares (million)	73.9	62.0	62.0

Total Net Asset Value per share (NAV/share)	11.6	12.8	11.8
¹⁾ Outstanding debt includes long-term and short-term Mortgage, amortized fees, bank loans and finance liabilities.